SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY, 2013

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Item	Description of Items

1.	Supplemental Disclosure Statement, dated February 20, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

By:	/s/ Gonzalo Alarcon
Name:	Gonzalo Alarcon
Date:	February 21, 2013
Title:	General Counsel

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This supplemental disclosure statement contains forward-looking statements.  Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions.  Forward-looking statements are statements related to future, not past, events.  In this context, forward-looking statements often address our expected future prospects, developments, business and financial performance, and often contain words such as “expects,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “will,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “could” or “would.” Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

These statements are based on management’s current expectations, assumptions and beliefs in light of the information currently available to it.  These expectations, assumptions and beliefs also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Potential risks and uncertainties include, without limitation:

•                       our ability to service our debt;

•                       our low and diminishing cash balances and increases in our trade payables and other current liabilities;

•                       our ability to implement our business plan;

•                       limitations on our access to sources of financing on competitive terms;

•                       our need for substantial capital;

•                       competition in local services, data, Internet and Voice over Internet Protocol (“VoIP”) services;

•                       our history of operating losses;

•                       significant economic or political developments in Mexico and the U.S.;

•                       changes in technology affecting our ability to provide services or provide services efficiently;

•                       changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•                       customer attrition;

•                       interpretation of the terms of our concessions;

•                       the revocation or termination of our concessions;

•                       the temporary seizure or permanent expropriation of assets;

•                       general economic conditions, including the economic slow-down in the U.S. and Mexico, due to the global financial crisis;

•                       the global telecommunications downturn;

•                       performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•                       the risks associated with our ability to implement our strategy;

•                       technological innovations;

•                       currency fluctuations and inflation in Mexico;

•                       currency exchange rates, including the Mexican peso — U.S. dollar exchange rate;

•                       changes in the policies of central banks and/or foreign governments; and

•                       other factors described under “Risk Factors” and elsewhere in this supplemental disclosure statement.

All forward-looking statements and risk factors included in this supplemental disclosure statement are made as of the date on the front cover of this supplemental disclosure statement, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor, whether as a result of new information or future developments.  Factors or events may emerge that could cause our actual results to differ from the forward-looking statements in this supplemental disclosure statement and it is not possible for us to predict all of them.  For all of the reasons above, you are cautioned against placing undue reliance on forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

This supplemental disclosure statement presents certain financial information from our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 (the “Annual Audited Financial Statements”), prepared in accordance with Mexican Financial Reporting Standards (“MFRS”), as issued by the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Informacion Financiera, A.C. or “CINIF”), and our unaudited interim condensed consolidated financial statements as of November 30, 2012 and for the eleven months ended November 30, 2012 and 2011 (the “Interim Unaudited Financial Statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of IFRS.  MFRS differs in certain significant respects from IFRS and Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).  Because of the differences between the accounting principles used in the preparation of our annual audited consolidated financial information under MFRS contained in this supplemental disclosure statement, on the one hand, and the accounting principles used in the preparation of our interim condensed unaudited consolidated financial information under IFRS contained in this supplemental disclosure statement on the other, such information is not comparable and you should use caution when comparing financial information presented under MFRS to financial information presented under IFRS.

We will adopt IFRS for the first time in our annual consolidated financial statements as of December 31, 2012, 2011 and January 1, 2011 (adoption date) and for the years ended December 31, 2012 and 2011.  IFRS 1 requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements, which in our case is December 31, 2012.  IFRS 1 also requires that those policies be applied as of the date of transition to IFRS, which in our case is January 1, 2011, and throughout all periods presented in the first IFRS financial statements.  Certain exceptions may be available for first time adopters to be applied on the opening balance.

The Interim Unaudited Financial Statements have been prepared in accordance with International Accounting Standards Boards (“IASB”) standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early adopted, at November 30, 2012.  The IASB standards and IFRIC interpretations that will be applicable at December 31, 2012, including those that will be applicable on an optional basis, were not known with certainty at the time of preparation of the Interim Unaudited Financial Statements.  As a result, the accounting policies used to prepare the Interim Unaudited Financial Statements are subject to change up to the reporting date of our first IFRS annual financial statements.  Before the first annual financial statements prepared under IFRS are complete, and such financial statements are audited, the Interim Unaudited Financial Statements are subject to change.

The reconciliation of the effects of the transition from MFRS to IFRS as of January 1, 2011, November 30, 2011 and December 31, 2011 is disclosed in note 23 to the Interim Unaudited Financial Statements.  We have not prepared a reconciliation of our financial statements as of and for the years ended December 31, 2010 and 2009 to IFRS and have not quantified such differences.

Pursuant to MFRS, we have prepared the Annual Audited Financial Statements in accordance with Statement B-10 of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos) which up to December 31, 2007 provided for the recognition of the effects of inflation.  MFRS differ in certain respects from U.S. GAAP.  See note 23 to the Annual Audited Financial Statements, for a description of the principal differences, other than inflation accounting, between MFRS and U.S. GAAP applicable to us and for a reconciliation of our net income and stockholders’ equity to U.S. GAAP.

Currency Information

Unless otherwise specified, references to “US$” and “U.S. dollars” are to the lawful currency of the United States.  References to “Ps.” and “pesos” are to Mexican pesos, the lawful currency of Mexico.

This supplemental disclosure statement contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These convenience translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate or at all.  Furthermore, the exchange rate for purposes of the convenience translation is not necessarily the same rate we used in preparing our financial statements, which means that U.S. dollar-denominated items, including U.S. dollar-denominated expenses and liabilities, may have been translated into Mexican pesos using one exchange rate (or an average exchange rate) and have been retranslated into U.S. dollars for convenience of the reader using the convenience translation exchange rate.

Unless otherwise indicated, the exchange rate used for purposes of convenience translations is the buying rate for pesos reported by the Banco de Mexico on November 30, 2012 of Ps. 13.0372 per US$1.00.  See “Exchange Rates.”

Note Regarding Non-GAAP Financial Measures

A body of generally accepted accounting principles is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.  We disclose in this supplemental disclosure statement certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA, which we calculate in connection with covenants under our the indenture for our 11% Senior Notes due 2014 (the “2014 notes”) and working capital.  For the periods in which our financial statements were prepared under MFRS, (i) EBITDA is equal to net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses and tax and (ii) Adjusted EBITDA is equal to net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses, tax and stock option plan expense.  For the periods in which our financial statements were prepared under IFRS, (i) EBITDA is equal to net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses and tax and (ii) Adjusted EBITDA is equal to net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses, tax and stock option plan cost.  In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management’s compensation plan is linked to EBITDA performance.  Because EBITDA excludes depreciation and amortization, total integral cost of financing (net finance cost under IFRS), other (income) expenses and tax, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization.  Because Adjusted EBITDA excludes depreciation and amortization, total integral cost of financing (net finance cost under IFRS), other (income) expenses, tax and stock option plan expense, it provides an indicator of general economic performance similar to EBITDA that is not affected by non-cash compensation items.  Working capital is equal to current assets (excluding cash and cash equivalents) less current liabilities (excluding current installments of obligations under capital leases and accrued interest).  Accordingly, we believe that these types of measurements are useful for comparing general operating performance from period to period and making certain related management decisions.

Rounding Adjustments

Certain figures included in this supplemental disclosure statement have been rounded for ease of presentation.  Percentage figures included in this supplemental disclosure statement have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, certain percentage amounts in this supplemental disclosure statement may vary from those obtained by performing the same calculations using the figures in our financial statements included elsewhere in this supplemental disclosure statement.  Certain other amounts that appear in this supplemental disclosure statement may not sum due to rounding.

Industry and Market Data

Market data and other statistical information used throughout this supplemental disclosure statement are generally based on independent industry publications, government publications, reports by market research firms or other published independent sources, including independent consultants such as the Pyramid Research (“Pyramid”).  Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.  We only take responsibility for the correct reproduction and extraction of such information.  Some data are also based on our estimates, which are derived from our review of internal surveys, as well as independent sources.

In addition, in many cases, we have based certain statements contained in this supplemental disclosure statement regarding our industry and our position in the industry on certain assumptions concerning our customers and competitors.  These assumptions are based on our experience in the industry and our own investigation of market conditions.  We cannot assure you as to the accuracy of any such assumptions, and such assumptions may not be indicative of our position in our industry.

SUMMARY

This summary highlights certain information contained in this supplemental disclosure statement and may not include all the information relevant to you.  For a more complete understanding of our business, you should read the following summary together with the more detailed information appearing elsewhere in this supplemental disclosure statement, including that set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this supplemental disclosure statement.  Unless otherwise indicated, references in this supplemental disclosure statement to the “Company,” “we,” “us” or “our” are to Maxcom Telecomunicaciones, S.A.B. de C.V. and its subsidiaries.  References to “Maxcom” in this supplemental disclosure statement are to Maxcom Telecomunicaciones, S.A.B. de C.V. on an individual basis.

Overview

We are an integrated telecommunication services operator providing voice and data services to residential and small- and medium-sized business customers in five metropolitan markets in Mexico and selected service in other markets.  Since our inception in 1996, we have targeted the residential and business customer segments which we believe have been underserved by Telmex, the local telephone incumbent, and other competing telecommunications providers.  We provide a wide range of voice and data services on a bundled and unbundled basis, including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony, VoIP telephony and pay television.  We also offer mobile voice service through resale and capacity lease agreements with third parties.

We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure (modems, handsets and set-up boxes), which allows us to control the quality of the user experience and adapt our service offerings to meet market demand.  We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides value for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 347,526 as of November 30, 2012, representing a compound annual growth rate of 17.8%.

We have a history of being the first provider in Mexico to introduce new services, including:

•                  the first commercial digital subscriber line broadband offering in 2005,

•                  the first “triple-play” (or cable, voice and broadband) offering to residential customers through a revenue-sharing agreement with cable television companies in 2005, and

•                  the first unbundled “quadruple-play” by adding mobile services to our bundled “triple-play” offering as a Mobile Virtual Network Operator (“MVNO”) with Pegaso PCS, S.A. de C.V. on September 5, 2007.

In addition, in August 2007, we launched paid TV services over our copper network using Internet protocol (“IP”), representing the first Internet protocol television (“IPTV”) offering in Mexico.

We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of a concentrated population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth.  We currently offer residential and business services in the cities of Puebla, Mexico City, Queretaro, San Luis Potosi and Tehuacan.  We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale.  As of December 31, 2012, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 30% in the city of Puebla, 30% in Mexico City, 24% in the city of Queretaro, 22% in the city of San Luis Potosi and 17% in the city of Tehuacan.  Assuming that adequate capital is available to us, we believe our business model is replicable in other cities and other urban markets which have favorable demographics and economic conditions.  Upon the consummation of the Recapitalization Transactions, we expect to be able to take advantage of this potential growth opportunity.  For more information, see “The Recapitalization Transactions.”

We reach our customers with efficient technology, using a combination of fiber optic cable, broadband-capable copper wire and microwave transmission technology.  Since we began construction of our network in 1998, we have employed reliable technology from world class providers, primarily Alcatel—Lucent, capable of providing a wide range of value-added services, including broadband and video.  We regularly analyze technological developments and strive to incorporate the most capital efficient network technology available to satisfy our customers’ requirements.  We build our telecommunications networks in each city by initially installing centralized equipment, fiber optics and then adding last-mile network infrastructure in a modular fashion through our individual network “clusters” (under-penetrated city areas with the largest potential for new lines) that strategically target individual neighborhoods, business areas and new residential developments.  This approach enables us to adapt our network expansion plans, rapidly increase service in a given area and reduce the time between our incurrence of capital expenditures and generation of revenues.  This approach also allows us to match our locally-oriented sales efforts, which are primarily conducted by our door-to-door sales force, to our network modules, or cluster builds, so as to maximize the degree and speed of penetration of new areas in which we expand.

As of November 30, 2012, our network encompasses 1,339 kilometers of metropolitan fiber optic cable and over 4,718 kilometers of high-quality copper loops capable of high speed data transmission.  We have four state-of-the-art Lucent Technologies 5ESS switches in service, located in Mexico City (two switches), Puebla and Queretaro, and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel CSK2 located in Monterrey.  We also operate a 170-kilometer fiber optic link connecting Puebla and Mexico City and a 5,915 kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas, allowing us to have points of presence in the United States that allow us to sell data solutions to customers, thereby reducing their cost of Internet services.  We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, in which we currently operate.  This complex microwave network also passes through the cities of Aguascalientes, Guadalajara, Leon, Monterrey and Toluca, in which we intend to expand our offering and footprint to allow us to obtain additional customers.  We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

In the eleven months ended November 30, 2012, we invested Ps. 507.2 million (US$38.9 million) in capital expenditures, primarily for the maintenance of our infrastructure.

Competitive Strengths

Wide Range of Service Offerings.

We offer local and long-distance wireline voice telecommunications service and dial-up and broadband digital subscriber line Internet access throughout our service areas, and in August 2007, we launched our multichannel IP video service in Puebla, entirely on our own network.  We offer these services separately and in bundles including a “triple-play” of voice, broadband Internet and video.  We also offer an unbundled “quadruple-play,” which includes mobile services, through an MVNO agreement with Grupo de Telecomunicaciones Mexicana, S.A. de C.V. (“Telefonica Moviles”).  We have a history of being the first provider in Mexico to introduce new services.  In 1997, we were the first carrier to obtain competitive wireline local and long-distance telephony concessions.  In 2001, we were the first in Mexico to offer digital subscriber line and to offer VoIP over hybrid fiber coaxial networks.  In 2005, we were the first telecommunication carrier in Mexico authorized to provide “triple-play” services through a joint venture with a cable operator and in January 2007 we provided the “triple play” through our own network.  We were the first telecommunication carrier in Mexico authorized to provide “quadruple-play” services by the addition of IPTV and mobile services to our residential portfolio in 2007.  In addition, in 2012 we launched an “over-the-top” (“OTT”) IPTV service operating through third party broadband Internet access service, which allows us to expand to new market segments at a lower cost to our customers.

History of High Penetration Rates.

Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets.  Our network “cluster” build-outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster.  As of December 31, 2012, in areas covered by our network where we own the last mile infrastructure, we have achieved landline penetration levels (measured by homes passed) of 30% in the city of Puebla, 30% in Mexico City, 24% in the city of Queretaro, 22% in the city of San Luis Potosi and 17% in the city of Tehuacan.  These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale.  As a result of our strategy, we have subscribers for approximately 58% of built lines in our network clusters within 180 days after the completion of the build-out.  Upon acquiring additional capital, including in connection with the Recapitalization Transactions, we can replicate our business model in other urban markets.

Cost Efficient and Flexible, Reliable Technology.

We deploy our network and service our customers’ needs in a cost-efficient manner.  We combine fiber optic, copper lines and microwave technology which we deploy for specific customers or areas based on customer requirements, deployment cost, time to market, time to revenue and profitability potential.  Our network uses fiber optic trunks and heavy gauge copper loops, most of which do not exceed 3 kilometers in length which provide us with the capability to deliver broadband data at speeds of up to 20 Mbps.  The flexibility of our network allows us to provide value-added services such as video without major outside plant upgrades.  We use reliable and widely used technology for our voice, data and IPTV services such as Centrex and Asymmetric Digital Subscriber Line (“ADSL”), which, we believe, ensures the reliability of our network.  Upon acquiring additional capital, including in connection with the Recapitalization Transactions, we intend to invest in and expand our network, improving its reliability and performance.  We believe our network approach allows us to reach a much broader customer base than fiber-only networks and to provide voice and data services to residential and small business customers at lower cost than some competitors who only use wireless technology.  We believe this permits us to service large and under-penetrated socioeconomic segments of the population in a profitable manner.

Valuable Last-Mile Ownership.

Current Mexican telecommunications regulations do not require Telefonos de Mexico, S.A.B. de C.V. (“Telmex”), the wireline incumbent, to provide other telecom carriers with access to its unbundled local loops.  This has presented a significant barrier to entry for other telecommunications service providers.  We built our own last-mile infrastructure and own in excess of 4,718 kilometers of broadband-capable copper wire that passes by approximately one million homes, connecting a majority of our end users to our fiber network and switches.  As a result, we are not dependent on other telecommunications carriers for last-mile connectivity to reach our customers.  Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services in certain clusters and we expect will enable our product offerings to evolve with future market shifts and technology trends.  Upon acquiring additional capital, we intend to expand our last mile infrastructure and value-added service offerings.  For more information on last-mile connectivity, see “Business—Property, Plant and Equipment—Our Network—Last-mile Connectivity.”

Recognized Brand Name and Customer Perception for Quality Services.

Because we control the entire process of network provisioning, service initiation and service quality, we are able to ensure the quality of our service and maintain customer loyalty.  We believe we have been able to achieve high customer satisfaction that has allowed us to gain new customers and retain our existing customers.  We constantly monitor our customer satisfaction levels through surveys and utilize this information to enhance the quality of our services and the experience for our customers.  As a result, we have been able to reduce our churn rate from 2.6% as of December 31, 2008 to 1.7% as of November 30, 2012.  For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operation—Customer attrition (churn).”

History of Developing Strategic Alliances.

We have a track record of developing strategic alliances through revenue sharing agreements, capacity leasing, resale arrangements and business relationships with mobile wireless operators, technology suppliers and real estate developers that allow us to expand our product offerings, ensure compatible network technologies and gain access to new customers.  We also provide unbundled wireless services as part of the “quadruple-play” through our MVNO agreement with mobile operator Telefonica Moviles.  In addition, we pre-install communications services for new residential developments by joining forces with real estate developers who facilitate our access to install new infrastructure in new residential communities.

Business Strategy

Our business strategy includes the following components:

Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services.

We intend to continue to focus on residential customers and small-, medium- and large-sized business customers in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth.  We believe there is unmet demand for wireline, telephony, broadband, Internet and pay television services, especially among the lower and middle-low income socioeconomic classes.  According to “Asociacion Mexicana de Agencias de Investigacion—AMAI” the lower and middle-low income socioeconomic classes represent approximately 61% of Mexico’s households in 2011.  According to Pyramid our penetration rate was 1.7% in telephony, 0.5% in pay television and 1.2% in Internet access in 2012 in Mexico.  We plan to increase our penetration in these markets through investments in infrastructure and by providing bundled services to new landline customers that we expect to access as we expand our network coverage after the consummation of the Recapitalization Transactions.

Seize Wireline Opportunity Created by Highly Priced Wireless Offering.

Mobile wireless penetration in Mexico is approximately 89%, nearly triple the penetration rate of wireline telephony, according to the Mexican Federal Telecommunications Commission (Comision Federal de Telecomunicaciones, or “Cofetel”).  Based on average call duration of five minutes, current per-minute pricing of prepaid wireless services used by 84% of Mexican mobile users according to Cofetel is over ten times that of wireline.  While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of 3.9 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices.  We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.

Expand Tailor-made Solutions to Business Customers.

We also focus on small- and medium-sized business customers which contributed to approximately 52% of Mexican GDP and employed approximately 72% of the total employees in the country in 2012.  This group increasingly requires reliable integrated voice, data and managed services which we can provide with tailor-made solutions to meet their specific needs.  Upon raising additional capital, including in connection with the Recapitalization Transactions, we intend to expand our wireline distribution capabilities which may increase our market share in small-, medium-, and even large-sized business customers.

Expand Our Network on a Disciplined Demand-Driven, Modular Basis.

As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment.  We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.”  We execute network build-out in tandem with sales and promotional efforts targeted at customers in the cluster.  We also construct our network on a customer demand basis to support small- and medium sized business customers in buildings or locations other than clusters.  We refer to these locations as “single sites.” The clusters, single sites and potential build-outs we identify compete internally for capital expenditure funds based on expected profitability and return on investment.  In all cases, we will continue to invest network capital only when our rigorous planning process shows attractive expected returns.  Upon the consummation of the Recapitalization Transactions, we may undertake additional projects, but we will continue to adhere to our rigorous planning process.  For more information, see “Business —Property, Plant and Equipment—Our Network—Build-out Strategy.”

Enhance Residential Penetration Rates and Average Revenue per User through Bundling.

We launched Mexico’s first multichannel IPTV service over our own network in Puebla.  Our service uses broadband internet access with ADSL technology to provide digital television allowing our customers to select from over 133 video channels of content with instantaneous channel changes, interactive programming guide, video on demand content and digital video recording (“DVR”) option for premium customers.

We believe that our digital television offerings will allow us to sell video subscriptions to non-customers that are already passed by our networks, which would increase our overall penetration.  We also expect to sell video service bundles to a substantial percentage of our existing telephony and Internet subscribers, increasing our revenue per customer.  We believe that bundled services increase the use of multiple services, enhance margins and lower churn.  We believe that upon the consummation of the Recapitalization Transactions, we should be able to improve our revenue through bundling by increasing our sales force and improving our sales force infrastructure to promote more focused and systematic cross selling efforts for our internet, telephony, television and mobile products.

Corporate Information

We are a publicly traded variable capital corporation (sociedad anonima bursatil de capital variable), organized under the laws of Mexico and incorporated on February 28, 1996.  We were originally organized under the name “Amaritel, S.A. de C.V.”  We changed our corporate name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999.  We became a publicly listed company in Mexico on October 19, 2007 upon conclusion of our initial public offering and our common shares became listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).  As a result, we changed our corporate name to “Maxcom Telecomunicaciones, S.A.B. de C.V.”

The following chart summarizes our current corporate structure:

Our principal offices are located at Guillermo Gonzalez Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210.

The Recapitalization Transactions

On December 4, 2012, Maxcom entered into a recapitalization agreement (the “Recapitalization Agreement”) with Ventura Capital Privado, S.A. de C.V., a sociedad anonima de capital variable, organized and existing under the laws of the United Mexican States (“Ventura Capital”) (acting on behalf of a group of investors that formed and are beneficiaries of the Purchaser, as defined below).  Pursuant to the Recapitalization Agreement, the Purchaser will make a capital contribution to Maxcom of approximately US$45.0 million, which is expected to be made within one month of the closing of the Equity Tender Offer (as defined below).  In addition, the Purchaser will offer to purchase for cash any and all of Maxcom’s outstanding Series A Common Stock (the “Shares”) at a price of Ps. 0.9666 per Share, Ordinary Participation Certificates (“CPOs”) at a price of Ps. 2.90 per CPO and American Depository Shares (“ADSs” and, together with the Shares and the CPOs, the “Maxcom Securities”) at a price of Ps. 20.30 per ADS (the “Equity Tender Offer”).  Maxcom also agreed to commence a debt exchange offer simultaneously with the commencement of the Equity Tender Offer.  The Equity Tender Offer and the debt exchange offer are subject to various conditions.

Upon consummation of the Equity Tender Offer, we expect to delist our ADSs from the New York Stock Exchange (“NYSE”) and deregister the ADSs under Section 12(b) of the Exchange Act.  Following the consummation of the debt exchange offer, we intend to deregister our 2014 notes.

Upon consummation of the Recapitalization Transactions, we will be controlled by a trust (the “Purchaser”) controlled by Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the trustee of which is Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero (“Banco Invex”).

In connection with the debt exchange offer, if we receive tenders from eligible holders of at least 90% of the aggregate principal amount of the 2014 notes, we will cancel the US$22.9 million of the 2014 notes held in our treasury.  We also reserve the right to cancel the 2014 notes held in its treasury at any time.

For more information regarding the Recapitalization Transactions, see “The Recapitalization Transactions.”

Recent Developments

Cash Position and Increase in Current Liabilities

We have low cash balances that have been declining.  As of November 30, 2012, January1, 2013 and February 1, 2013, our cash and temporary investment balance was Ps. 211.4 million (US$16.2 million), Ps. 161.4 million (US$12.4 million) and Ps. 89.9 million (US$7.1 million), respectively.  In addition, our trade accounts payable and other current liabilities have increased significantly since November 30, 2012, due in part to our need to rely on vendor financing in order to preserve cash for the US$11.0 million interest payment we made on the 2014 notes on December 15, 2012.  If our trade accounts payable and other current liabilities continue to increase and our cash balances continue to decline, and if we are not able to increase our cash reserves through capital contributions or through the generation of increased operating cash flows, we may not be able to meet our debt service obligations and operating expenses.  See “Risk Factors—Risks Related to Our Business— We are experiencing low and declining cash balances and increases in our trade accounts payable and other current liabilities, which may result in our not having sufficient cash to meet our debt service obligations and operating expenses.”

Termination of Swaps

We were party to a cross currency swap agreement with Morgan Stanley, A.G., the purpose of which was to minimize our exchange rate risk related to the coupon payments with respect to US$75 million aggregate principal amount of the 2014 notes for payments due from June 2010 to December 2014.  As of the date of this supplemental disclosure statement, we have unwound all of our outstanding swap agreements, resulting in a gain of US$1.8 million.  We also recovered US$1.5 million held in a collateral account at Morgan Stanley.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data in conjunction with our Annual Audited Financial Statements and our Interim Unaudited Financial Statements, including the notes thereto, and the information set forth in the sections “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this supplemental disclosure statement.

The financial information as of and for the years ended December 31, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements prepared in accordance with MFRS.  The financial information as of December 31, 2011 and November 30, 2012 and for the eleven months ended November 30, 2012 and 2011 has been derived from our unaudited condensed consolidated interim financial statements prepared in accordance with IFRS.  MFRS differs in certain significant respects from IFRS and U.S. GAAP.  Because of the differences between the accounting principles used in the preparation of our annual audited consolidated financial information in MFRS, on the one hand, and the accounting principles used in the preparation of our unaudited condensed consolidated interim financial information in IFRS on the other, such information is not comparable and you should use caution when comparing financial information presented under MFRS to financial information presented under IFRS.  The reconciliation of the effects of the transition from MFRS to IFRS as of January 1, 2011, November 30, 2011 and December 31, 2011 is disclosed in note 23 to our Interim Unaudited Financial Statements.

We will adopt IFRS for the first time in our annual consolidated financial statements for the year ended December 31, 2012, which will include comparative consolidated financial statements for the year ended December 31, 2011.  IFRS 1 requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (December 31, 2012).  IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (January 1, 2011), and throughout all periods presented in the first IFRS financial statements.

The Interim Unaudited Financial Statements have been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early adopted, at November 30, 2012.  The IASB standards and IFRIC interpretations that will be applicable at December 31, 2012, including those that will be applicable on an optional basis, were not known with certainty at the time of preparation of the Interim Unaudited Financial Statements.  As a result, the accounting policies used to prepare the Interim Unaudited Financial Statements are subject to change up to the reporting date of our first IFRS annual financial statements.  Before the first annual financial statements prepared under IFRS are complete, and such financial statements are audited, the interim IFRS financial information is subject to change.

	For the Year Ended December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in thousands)
Income Statement Data:
Net revenues	169,953	2,375,941	2,577,392	2,562,570
Operating costs and expenses:
Network operating costs	(55,097)	(770,257)	(1,121,541)	(1,131,353)
Selling, general and administrative expenses	(57,441)	(803,019)	(791,142)	(798,986)
Depreciation and amortization	(48,689)	(680,678)	(701,975)	(639,398)
Total operating costs and expenses	(161,227)	(2,253,954)	(2,614,658)	(2,569,737)
Operating (loss) income	8,726	121,987	(37,266)	(7,167)
Other Expenses:
Other expenses	(8,190)	(114,495)	(64,353)	(50,559)
Restructuring charges	(851)	(11,890)	(66,721)	(7,282)
Impairment of long-lived assets	—	—	(528,672)	—
Employee’s statutory profit sharing	(359)	(5,012)	(1,334)	(3,292)
Other expenses, net	(9,399)	(131,397)	(661,080)	(61,133)

	For the Year Ended December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in thousands)
Comprehensive financial results:
Interest expense and commissions, net	(22,510)	(300,648)	(320,746)	(310,845)
Interest gain	197	2,747	13,957	6,031
Exchange (gain) loss, net	(23,955)	(334,895)	116,770	66,498
Effects of valuation of financial instruments	6,374	89,112	(43,453)	(58,478)
Gain on monetary position	—	—	—	—
Total comprehensive financial results	(38,890)	(543,684)	(233,472)	(296,795)
Total income taxes	1,190	16,641	(253,061)	61,537
Net income (loss)	(38,373)	(536,453)	(1,184,879)	(303,558)
Earnings per share:		(0.68)	(1.50)	(0.38)
Basic	(0.05)	(0.66)	—	—
Diluted	—	—

	For the Eleven Months Ended November 30,
	2012(1)	2012	2011
	(US$)	(Ps.)	(Ps.)
	(IFRS)
	(in thousands)
Income Statement Data:
Net revenues	154,034	2,008,173	2,187,288
Operating costs and expenses:
Network operating costs	56,778	740,224	708,349
Selling, general and administrative expenses	49,382	643,809	752,121
Depreciation and amortization	41,040	535,041	618,583
Other expenses	10,274	133,941	89,694
Restructuring charges	452	5,899	8,129
Impairment of long-lived assets	—	—	—
Employee’s statutory profit sharing	—	—	—
Other expenses, net	10,726	139,840	97,823
Total operating costs and expenses	157,926	2,058,914	2,176,876
Operating (loss) income	(3,892)	(50,741)	10,412
Comprehensive financial results:
Interest expense and commissions, net	(19,882)	(259,209)	(285,533)
Interest gain	551	7,178	2,296
Exchange (gain) loss, net	12,810	167,009	(339,565)
Effects of valuation of financial instruments	3,633	47,363	100,474
Gain on monetary position	—	—	—
Total comprehensive financial results	(2,888)	(37,659)	(522,328)
Total income taxes	1,413	18,418	(14,297)
Net income (loss)	(8,193)	(106,818)	(497,619)

Loss per share:
Basic	(0.01)	(0.14)	(0.63)
Diluted	(0.01)	(0.14)	(0.63)

	As of December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in thousands)
Balance Sheet Data
Assets:
Cash and cash equivalents	28,368	396,580	375,224	987,343
Restricted cash	—	—	—	—
Restricted cash to long term	—	—	—	—
Frequency rights, net	2,878	40,240	47,282	59,674
Telephone network, systems and equipment, net	294,269	4,113,874	4,391,993	4,941,770
Preoperating expenses, net	—	—	—	—
Intangible assets, net	11,176	156,240	213,212	199,224
Labor obligations upon retirement	—	—	—	—
Rent deposits and other assets	75,248	1,051,965	1,063,010	1,329,565
Total assets	411,938	5,758,899	6,090,721	7,517,576

Liabilities:
Long-term liabilities	208,609	2,916,348	2,069,308	2,741,090
Total liabilities	236,040	3,299,845	3,100,195	3,357,603
Capital stock	386,999	5,410,244	5,410,244	5,410,244
Additional paid-in capital	58,444	817,054	813,135	808,566
Accumulated deficit	(269,545)	(3,768,244)	(3,231,791)	(2,046,912)
Repurchase of shares	—	—	(1,062)	(11,925)
Total shareholders’ equity	175,898	2,459,054	2,990,526	4,159,973
Total number of shares	789,818,829	789,818,829	789,818,829	789,818,829

	For the Year Ended December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in millions)
Other Operational and Financial Data
Capital expenditures (2)	30,016	419,630	715,994	931,623
Resources arising from operating activities	54,433	760,979	378,417	597,212
Resources derived from financing activities	(21,547)	(301,226)	(277,850)	(291,285)
Resources used in investing activities	(31,358)	(438,397)	(712,686)	(909,989)
Adjusted EBITDA(3)	57,637	805,761	668,964	633,900
EBITDA(3)	57,415	802,665	664,709	632,231
Long-term liabilities	208,609	2,916,348	2,069,308	2,741,090
Total interest expense	(21,505)	(300,648)	(320,746)	(310,845)
Ratio of debt to EBITDA(3)(4)	3.6	3.6	3.1	4.3
Ratio of EBITDA to interest expense(3)(5)	2.7	2.7	2.1	2.0

	As of November 30,		As of December 31,
	2012(1)	2012	2011
	(US$)	(Ps.)	(Ps.)
	(IFRS)
	(in millions)
Balance Sheet Data
Assets:
Cash and cash equivalents	16,218	211,436	396,580
Restricted cash	—	—	—
Restricted cash to long term	—	—	—
Telephone network, systems and equipment, net	300,085	3,912,271	3,956,307
Preoperating expenses, net	—	—	—
Intangible assets, net	7,849	102,327	127,419
Labor obligations upon retirement	—	—	—
Rent deposits and other assets	66,306	864,441	932,403
Total assets	390,458	5,090,475	5,412,709

Liabilities:
Long-term liabilities	180,985	2,359,543	2,825,388
Total liabilities	222,175	2,896,536	3,114,886
Capital stock	369,284	4,814,428	4,814,428
Additional paid-in capital	225	2,934	817,054
Accumulated deficit	(201,226)	(2,623,423)	(3,333,659)
Repurchase of shares	—	—	—
Total shareholders’ equity	168,283	2,193,939	2,297,823
Total number of shares	789,818,829	789,818,829	789,818,829

	For the Eleven Months Ended November 30,
	2012(1)	2012	2011
	(US$)	(Ps.)	(Ps.)
	(IFRS)
	(in millions)
Other Operational and Financial Data
Capital expenditures (2)	(38,902)	(507,174)	(374,409)
Resources arising from operating activities	49,579	646,371	674,538
Resources derived from financing activities	(24,965)	(325,469)	(128,979)
Resources used in investing activities	(38,815)	(506,046)	(371,998)
Adjusted EBITDA(3)	48,098	627,064	725,593
EBITDA(3)	47,874	624,140	726,818
Total debt	187,470	2,444,086	2,767,770
Total interest expense	19,882	259,209	285,533
Ratio of debt to EBITDA(3)(4)	3.9	3.9	3.8
Ratio of EBITDA to interest expense(3)(5)	2.4	2.4	2.5

(1)         Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 13.0372 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on November 30, 2012.  Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)         Capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(3)         EBITDA under MFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, total integral cost of financing (net cost of finance), other (income) expenses and tax. Adjusted EBITDA under MFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses, tax and stock option plan expense. EBITDA under IFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses and tax. Adjusted EBITDA under IFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses, tax and stock option plan cost. EBITDA and Adjusted EBITDA should not be considered as alternate measures of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with MFRS or IFRS, or as indicators of operating performance or cash flows from operating activity as measures of liquidity.  The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) under MFRS for each of the periods presented.

	For the Year Ended December 31,
	2011	2010	2009
	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in millions)
EBITDA and Adjusted EBITDA Reconciliation
Net (loss) income	(536,453)	(1,184,879)	(303,558)
Total tax	(16,641)	253,061	(61,537)
Impairment	—	528,672	—
Restructuring	11,890	66,721	7,282
Other (income) expense	119,507	65,687	53,851
Comprehensive (income) cost of financing	543,684	233,472	296,795
Depreciation and amortization	680,678	701,975	639,398
EBITDA	802,665	664,709	632,231
Stock option plan expenses	3,096	4,255	1,669
Adjusted EBITDA	805,761	668,964	633,900

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) under IFRS for each of the periods presented.

	For the Eleven Months Ended November 30,
	2012	2011
	(Ps.)	(Ps.)
	(IFRS)
	(in millions)
EBITDA and Adjusted EBITDA Reconciliation
Net (loss) income	(106,818)	(497,619)
Total tax	18,418	(14,297)
Restructuring	5,899	8,129
Other (income) expense	133,941	89,694
Net finance cost	37,659	522,328
Depreciation and amortization	535,041	618,583
EBITDA	624,140	726,818
Stock option plan expenses	2,924	(1,225)
Adjusted EBITDA	627,064	725,593

(4)         The ratio of debt to EBITDA is computed by dividing total debt as of the end of the period by EBITDA for the period, calculated based on the term Leverage Ratio as defined in the 2014 notes indenture; provided that, for the eleven-month periods ended November 30, 2012 and 2011, EBITDA is calculated as the product of EBITDA for the period consisting of the two fiscal quarters ending on such date multiplied by two.

(5)         The ratio of EBITDA to interest expense is computed by dividing EBITDA for the period by interest expense for the period; provided that, for the eleven-month periods ended November 30, 2012 and 2011, the ratio of EBITDA to interest expense is computed by dividing (i) two multiplied by EBITDA for the period consisting of the two fiscal quarters ending on such date by (ii) two multiplied by total interest expense for the period consisting of the two fiscal quarters ending on such date.

RISK FACTORS

The risk factors below describe certain risks relating to our business.  Realization of these risks could materially adversely affect our business, financial condition and results of operations.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business.

Risks Related to Our Business

Because we have a history of losses and may continue to incur significant expenses, we may not be able to generate sufficient cash flows to meet our debt service obligations and implement our business plan.

We have had a history of negative operating cash flows and could face difficulties in meeting our debt service obligations.  We incurred losses of Ps.106.8 million (US$8.2million) for the eleven months ended November 30, 2012 as compared to losses of Ps.497.6 million (US$35.5 million) for the eleven months ended November 30, 2011, calculated pursuant to IFRS, and losses of Ps.536.5 million (US$38.4 million) for the year ended December 31, 2011 as compared to losses of Ps.1,184.9 million (US$95.9 million) for the year ended December 31, 2010, calculated pursuant to MFRS.  The losses for the eleven months ended November 30, 2012 are mainly related to lower operating income primarily due to a decrease in our wholesale and public telephony business when compared to the eleven months ended November 30, 2011, a decline which we expect to continue.

In addition, our business plan, which contemplates the expansion of our network and services, requires significant capital expenditures.  Our ability to fund our debt service obligations, our operating expenses, and any planned capital expenditures will depend on our ability to retain our existing customer base, develop a significantly larger customer base and increase our operating cash flows.  However, we may not succeed in retaining existing customers and attracting more customers and as a result our business may not generate sufficient operating cash flows to meet our existing debt service obligations or implement our business plan.

In the event we continue to incur significant losses, we may not be able to service all of our debt obligations or fund our capital expenditure plan which could have a material adverse effect on our business, results of operations and financial condition.  If we cannot service our debt obligations, we may have to take actions such as selling assets, seeking additional equity investments, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, or restructuring our indebtedness pursuant to in court or out of court procedures, any of which could materially harm our business, results of operations and financial condition.

We are experiencing low and declining cash balances and increases in our trade accounts payable and other current liabilities, which may result in our not having sufficient cash to meet our debt service obligations and operating expenses.

We have low cash balances that have been declining.  As of November 30, 2012, January 1, 2013 and February 1, 2013, our cash and temporary investment balance was Ps. 211.4 million (US$16.2 million), Ps. 161.4 million (US$12.4 million) and Ps. 89.9 million (US$7.1 million), respectively.  In addition, our trade accounts payable and other current liabilities have increased significantly since November 30, 2012, due in part to our need to rely on vendor financing in order to preserve cash for the US$11.0 million interest payment we made on the 2014 notes on December 15, 2012.  If our trade accounts payable and other current liabilities continue to increase and our cash balances continue to decline, and if we are not able to increase our cash reserves through capital contributions, through asset sales or through the generation of increased operating cash flows, we may not be able to meet our debt service obligations and operating expenses.  In addition, due to our low cash balance, we are currently not able to make the investments necessary to maintain our network.  For example, we are not current on payments with respect to certain of our network and information technology infrastructure maintenance and support licenses.  We also do not have the necessary cash to make the significant capital expenditures required under our business plan for the expansion of our network and services and we may not have sufficient cash to make the capital expenditures required to maintain our network.  Unless we are able to increase our cash balances, our business, financial condition and results of operations may be materially adversely affected.

We may be unable to maintain or expand our network in a timely manner or without undue cost.

Our ability to achieve our strategic objectives will depend in large part upon the successful, timely and cost effective expansion of our network.  Factors that could affect such build-out include:

•                  municipal or regional political events or local rulings;

•                  our ability to obtain permits to use public rights of way;

•                  state municipal elections and change of local government administration;

•                  our ability to generate cash flow or to obtain future financing necessary for such build-out;

•                  unforeseen delays, costs or impediments relating to the granting of municipal and state permits for our build-out;

•                  delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

•                  regulatory and political risks relating to Mexico, such as the revocation or termination of our concessions, the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions or easing of restrictions on the repatriation of profits or on foreign investment.

Although we believe that our cost estimates and expansion schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the build-out will not substantially exceed our current estimates.  Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan, including the development of a significantly larger customer base, and result in revenues and net income being less than expected.

The loss of our key personnel or if we are unable to integrate new personnel in connection with the Recapitalization Transactions, could harm our business, results of operations and financial condition.

Our operations are managed by a small number of executive officers and key management personnel.  Our continued success, including our ability to effectively expand our network, provide existing services and develop and introduce new services, largely depends on the efforts and abilities of our executive officers and other key management employees, as well as our ability to hire and retain highly skilled and qualified management personnel.  The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the necessary management personnel.  Between 2008 and 2012, we experienced significant turnover in our executive ranks, including in the positions of chief executive officer, chief operating officer, chief sales officer and chief financial officer, which adversely affected our ability to develop and execute our business strategies during such period.  Upon the completion of the Recapitalization Transactions, our non-independent officers and directors will resign and new directors will be elected.  In addition, in connection with the consummation of the Recapitalization Transactions, our board of directors will appoint a new Chief Executive Officer and may make other changes to our senior management.  Our business could be materially and adversely affected if, for any reason, a number of our officers or key employees do not remain with us and we are unable to promptly replace them with qualified personnel or if we are unable to effectively integrate new personnel in connection with the Recapitalization Transactions.

We may not have sufficient personnel to effectively manage and grow our operations.

We are experiencing a significant strain on our administrative, operational and financial personnel, which we expect to continue until some time after the consummation of the Recapitalization Transactions.  We anticipate that maintaining our operations and pursuing sustainable growth will require us to recruit and hire a significant number of new non-executive managerial, finance, sales and marketing, accounting and support personnel.  If we are unable to attract and retain qualified personnel who can support the implementation of our business plan, the quality of our services may be impaired, we may face difficulties in retaining customers, and may be unable to grow our operations as planned.

If we have to pay Telmex local interconnection fees, we may not be able to provide services at competitive rates.

Telmex, and its affiliates exert significant influence on all aspects of the telecommunications market in Mexico, including interconnection agreements for local and long-distance services.  We use Telmex’s network for call termination to service virtually all of our customers’ calls to Telmex’s customers.  Our current local interconnection agreement with Telmex incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance.  Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by us and calls originated by us and terminated by Telmex during a month does not exceed 5%, excluding commercial traffic and customers who have had contracts for less than 180 days, then no interconnection fee amounts are payable by the net carrier of interconnection services.  The interconnection rate is currently Ps.0.1271 (US$0.00975) per minute.  If the allowed percentage for imbalance of traffic for the “bill and keep” procedure is exceeded and/or if the “bill and keep” procedure is eliminated and we have to pay Telmex for local interconnection, our operating costs may increase and we may not be able to offer services at competitive rates.

Our results may be negatively impacted by high levels of churn or decreased revenues from existing customers resulting from efforts to limit churn rates.

We historically have experienced customer attrition, which we refer to as churn.  Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions.  Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service.  Our average monthly churn rate for the last three years has been 2.20%.  Our churn rates for the eleven months ended November 30, 2012 was 1.7%.  An increase in customer churn could have a material adverse impact on our revenue growth and in our results of operations, even if we could replace the customer deactivated with a new customer.  Churn may be impacted by:

•                  customer delinquency;

•                  our limited coverage area that restricts our ability to continue providing service when a customer moves;

•                  our failure to meet service levels required by our customers;

•                  a decline in national or international economic conditions (in particular conditions that can affect our residential customers); and

•                  promotional and pricing strategies of our competitors.

In addition, we may experience decreased revenues from existing customers due to our efforts to limit churn rates, such as by offering promotional pricing to maintain existing customers that might otherwise switch carriers or cancel particular services.  High levels of churn or decreased revenues as a result of our efforts to combat churn may have a material adverse effect on our financial condition and results of operations.

Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings.

The telecommunications industry is subject to rapid and significant changes in technology and requires the introduction of new products and services.  Like other operators, we cannot predict the effect of technological changes on our business.  New services and technological advances may offer additional opportunities for competitors to compete against us on the basis of cost, quality or functionality.  In prior years, we were working on installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, however, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future.  In 2012, our capital expenditures were limited primarily to maintaining our existing network.  Due to our low cash balance, we may be unable to replace or upgrade our installed technologies in response to competitors’ actions to build up their networks.  Our future success depends, in part, on our ability to anticipate and respond in a timely manner to technological changes.  In particular, Axtel, S.A.B. de C.V. (“Axtel”) and “Total Play” (a company owned by Grupo Salinas) have installed fiber optic networks that we believe may represent a significant competitive threat to our existing network.  This may require us to devote significant capital to the development, procurement or implementation of new technologies and we currently do not have and in the future may not have the resources to implement such technologies.

There can be no assurance as to the nature and extent of the impact of technological change on our viability or competitiveness.  If any future technological change places at risk our viability or competitiveness, the cost of upgrading our products and technology to remain competitive could be significant and our ability to fund this upgrading may depend on our ability to obtain additional financing, which may not be available on terms acceptable to us or at all.

Our telecommunications network infrastructure has several vulnerabilities and limitations.

Our telecommunications network is the source of all our revenues and any damages to or loss of our equipment or any problem with or limitation of our network whether accidental or otherwise, including network, hardware and software failures may result in a reduction in the number of our customers or usage level by our customers, our inability to attract new customers or increased maintenance costs, all of which would have a negative impact on our results of operations.  The development and operation of our network is subject to problems and technological risks, including:

•                  physical damage;

•                  power surges or outages;

•                  capacity limitations;

•                  software defects as well as hardware and software obsolescence;

•                  breaches of security, whether by computer virus, break-in or otherwise;

•                  failure to interconnect with carriers linking us with our customers;

•                  denial of access to our sites for failure to obtain required municipal or other regulatory approvals; and

•                  other factors which may cause interruptions in service or reduced capacity for our customers.

Our operations also rely on a stable supply of utilities service.  We cannot assure you that future supply instability will not impair our ability to procure required utility services in the future, which could adversely impact our business, financial condition and results of operations.

We are subject to delinquencies on our accounts receivable.  If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us.  We do not perform credit checks on residential customers who have never had service with us, which accounts for approximately 65% of our residential customers.  In the eleven months ended November 30, 2012, we recorded provisions for doubtful accounts in the amount of Ps. 64.1 million.  In 2011, we recorded provisions for doubtful accounts of Ps. 154.8 million, primarily due to customers’ delinquencies.  As of November

30, 2012, our provision for doubtful accounts as a percentage of our net revenues was 3.2%.  As of December 31, 2011, our provision for doubtful accounts as a percentage of net revenues was 7.1%.

If we are unable to successfully implement policies to limit subscriber delinquencies or otherwise select our customers based on their credit records, persistent customer delinquencies and bad debt will continue to adversely affect our operating and financial results.

In addition, if the Mexican economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the Mexican peso, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis, which would require an increase our provision for doubtful accounts and adversely affect our financial condition and results of operations.

Our inability to successfully upgrade our accounting, billing, customer service and management information systems as new technology becomes available could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs.

Sophisticated information and processing systems are important to our existing operations and future growth and our ability to monitor costs, deliver invoices, process customer orders, provide customer service and achieve operating efficiencies.  While we have installed systems we deem necessary to conduct our operations efficiently, we intend to upgrade our accounting, information and processing systems as new and more cost efficient technology becomes available.  We believe we have budgeted for the applicable expenditures and will have sufficient resources to make such investments.  However, we cannot assure you that we will be able to successfully upgrade such systems as technology advances and any inability to do so could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs and accordingly could materially and adversely affect our business, financial condition and results of operations.

Service interruptions due to natural disasters or unanticipated problems with our network infrastructure could result in customer loss.

Natural disasters or unanticipated problems with our network infrastructure could cause interruptions in the services we provide.  The failure of a switch and our back-up system would result in the interruption of service to the customers served by that switch until necessary repairs are completed or replacement equipment is installed.  The successful operation of our network and its components is highly dependent upon our ability to maintain the network and its components in reliable enough working order to provide sufficient quality of service to attract and maintain customers.  Any damage or failure that causes interruptions in our operations or lack of adequate maintenance of our network could result in the loss of customers and increased maintenance costs that would adversely impact our results of operations and financial condition.

We have backup data for our key information and data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available.  However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks.  Such failures could be caused by, among other things, software bugs, computer virus attacks or conversion errors due to system upgrading.  In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

The intellectual property rights utilized by us, our suppliers or service providers may infringe on intellectual property rights owned by others.

Some of our products and services use intellectual property that we own or license from others.  We also provide content services we receive from content distributors, such as ring tones, text games, video games, wallpapers or screensavers, and outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property.  We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the products or software utilized by us or our suppliers, content distributors and service providers infringe on the patents or other intellectual property rights of these third parties.  These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services.  Such claims and assertions could also make us subject to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or to cease selling certain products and services.

Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.

We maintain insurance policies for our network facilities and all of our corporate assets.  This insurance coverage protects us in the event we suffer losses resulting from theft, fraud, natural disasters or other similar events or from business interruptions caused by such events.  In addition, we maintain insurance policies for our directors and officers.  We cannot assure you however, that such insurance will be sufficient or will adequately cover potential losses.

We intend to start selling pre-paid mobile services and therefore we are exposed to a higher risk of customer churn.

We currently intend to offer pre-paid mobile services in the Mexican market.  Pre-paid customers do not enter into service contracts, which will make our customer base more susceptible to switching mobile service providers.

We expect that many of our future pre-paid customers will be first-time users of mobile telecommunications services, who have a tendency to migrate among service providers more frequently than established users.  To the extent our competitors may offer incentives to switch wireless service providers, through eliminating connection fees and/or subsidizing or giving away handsets, the risk of churn will increase.  Our inability to retain future pre-paid customers and manage churn levels could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected if major suppliers fail to provide needed equipment and services on a timely or cost-efficient basis or are unwilling to provide us credit on favorable terms or at all.

We rely on a few strategic suppliers and vendors, including Alcatel—Lucent, Microsoft, NEC and HP to provide us with equipment, materials and services that we need in order to expand and to operate our business.

There are a limited number of suppliers with the capability of providing the network equipment and platforms that our operations and expansion plans require or the services that we require to maintain our extensive and geographically widespread networks.  In addition, because the supply of network equipment and platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for us to replace the suppliers of this equipment.  Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables.

We also depend on network installation and maintenance services providers, equipment suppliers, call centers, collection agencies and sales agents, for network infrastructure, and services to satisfy our operating needs.  Many suppliers rely heavily on labor; therefore, any work stoppage or labor relations problems affecting our suppliers could adversely affect our operations.  Suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.  Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion.  If these suppliers fail to deliver products and services on a timely and cost-efficient basis that satisfies our demands or are unwilling to sell to us on favorable credit terms or at all, we could experience disruptions, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

As a non-U.S. issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities.  In addition, up to December 31, 2011 we prepared our consolidated financial statements in accordance with MFRS, which differs from U.S. GAAP and IFRS in certain significant respects.  Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a public U.S. company.

We recently began preparing our financial statements in accordance with IFRS and, as a result, some of our financial data are not easily comparable from period to period.

On January 1, 2012, we began preparing our financial statements in accordance with IFRS.  Prior to the year ended December 31, 2011, we prepared our financial statements only in accordance with MFRS.  As a result, our financial data as of and for the years ended December 31, 2011, 2010 and 2009 presented in this supplemental disclosure statement has been derived from our Annual Audited Financial Statements prepared in accordance with MFRS.  Our financial data as of and for the eleven months ended November 30, 2012 and 2011 presented in this supplemental disclosure statement is derived from our Interim Unaudited Financial Statements prepared in accordance with IFRS.  Further, as explained in note 23 to the Interim Unaudited Financial Statements, the financial data as of and for the eleven months ended November 30, 2012 and 2011 is subject to change prior to the issuance of our first annual financial statements prepared in accordance with IFRS.  Because IFRS differs in certain significant respects from MFRS, our MFRS financial information presented in this supplemental disclosure statement for any period is not directly comparable to our IFRS financial information.  The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition.

Risks Relating to the Mexican Telecommunications Industry

The telecommunications industry in Mexico is increasingly competitive, which may result in lower prices for telecommunications services, lower margins and/or a loss of market share.

The Mexican telecommunications industry is increasingly competitive and rapidly changing.  We face significant competition from Telmex (the incumbent wireline telecommunications provider in Mexico) as well as other telecommunications providers and new market entrants such as cable operators.  Telmex is the largest telecommunications service provider in Mexico with a market shares of 72.5% in telephone services and 72.1% in broadband internet access.  In addition, cable operators who have substantial coverage of cities we currently serve may offer the same voice and data services we provide at lower prices since telephony income represents incremental revenue to cable operators.  The emergence of satellite television in Mexico as one of the main competitors of cable television has adversely affected the demand for cable, especially since satellite television providers are not limited by network coverage.  Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do.  Increased competition could result in fewer customers, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business.

In 2011, Axtel and “Total Play” began offering high end fiber optic services in a number of the markets we serve.  As a result of this high-end offering, operators promise high capacities, valued added and quadruple-play benefits.  We expect increased competition in our upper and medium income socio-economic segments coverage in the short-term and in the medium-term we expect this product to spread to other segments.  If we are unable to offer similar products at competitive prices, we may lose significant market share which would have a material adverse effect on our business and results of operation.

Rate pressure could have a material adverse effect on our business, results of operations and our financial condition.

We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

•                  increased competition and focus by our competitors on increasing market share;

•                  technological advances that allow higher transmission capacities of both new and existing fiber-optic networks, results in better margins and more bandwidth offering;

•                  increased participation by traditional fixed-line competitors in the provision of data and pay TV services;

•                  the entrance of cable television operators into certain markets that we currently serve and the provision by such operators of services we have historically provided, such as telecommunications and broadband Internet;

•                  the entrance of new competitors, such as broadcasting companies,  OTT IPTV service providers or the Mexican Federal Power Commission (Comision Federal de Electricidad, or “CFE”); and

•                  the merger or consolidation of some concessionaires (fix-mobile-cable), which may affect market penetration.

Continued rate pressure could have a material adverse effect on our business, financial condition and results of operations if we are unable to generate sufficient traffic and increased revenues to offset the impact of decreased rates on our operating margin.

Moreover, these developments may lead to smaller operating margins, greater choices for customers and increasing movement of customers among competitors, which may make it more difficult for us to retain customers or add new customers.  The cost of adding new customers may also continue to increase, reducing profitability.  In addition, as the cost of acquiring new customers is higher than the cost of maintaining existing customers, high levels of customers deactivations could have an adverse effect on our results of operations, even if we are able to obtain one new customers for each lost customers.

We experience increasing pressure to reduce our rates in response to pricing competition.  This pricing competition often takes the form of special promotional packages.  Competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer acquisition costs, which may adversely affect our results of operations.  Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability.

Our ability to compete successfully will depend on our network coverage, the quality of our network and service, our rates, customer service, marketing and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.  If we are unable to respond to competition and compensate for declining prices by adding new subscribers, increasing usage and offering new services, our business, financial condition and results of operations could be adversely affected.

Our fixed-line telecommunications services face increased competition from mobile service providers and other fixed-line service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services.  We expect the number of fixed lines in service to continue to decline or stagnate, as certain customers eliminate their fixed-line services in favor of mobile services, and the use of existing fixed lines to decrease as customers substitute fixed-line calls with calls from mobile telephones as a result of lower mobile rates.  The rate at which the number of fixed lines in service in Mexico may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Mexico.

We also compete in the market for fixed-line services with other fixed-line service providers, primarily Telmex, Axtel, Alestra, S. de R.L. de C.V. (“Alestra”).  In addition to direct competition, we also face competition from other providers of value-added services that offer VoIP and other Internet-based telephony.  Our loss of a significant number of fixed-line customers would adversely affect our operating revenue and may adversely affect our results of operations.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired.

The telecommunications industry is regulated by the Mexican government.  Our concessions are not exclusive and the Mexican government may grant concessions covering the same geographic regions and frequency bands to other entrants.  We cannot assure you that additional concessions granted by the Mexican government to provide similar services to those we provide or plan to provide will not be granted to other competitors and that the value of our concessions will not be adversely affected.

On March 2008, the SCT auctioned the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz, 3400-3700 MHz, 71-76/81/86 GHz and 410-430 MHz spectrum segments.

On November 2009, the SCT published bid terms for auctioning the 1710-1770/2110-2170 MHz spectrum segment and 1850-1910/1930-1990 MHz, spectrum segments under independent processes.  The 1710-1770/2110-2170 MHz spectrum was assigned to Radiomovil Dipsa, S.A. de C.V. (“Telcel”), a subsidiary of America Movil, S.A.B. de C.V., and Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“Telefonica Movistar”), while the 1850-1910/1930-1990 MHz spectrum was assigned to a consortium between Nextel de Mexico, S.A. de C.V. (“Nextel”) and Televisa, S.A. de C.V. (“Televisa”), to Telecomunicaciones del Golfo, S.A. de C.V., a subsidiary of Grupo Iusacell, S.A. de C.V. (“Iusacell”) and Telefonica Movistar.  These auctions and the corresponding awards are currently under legal dispute by Iusacell.

The awarding of spectrum segments opened the market to new concessions and to new technologies, such as WiMax, that may compete with some of the services we provide.  An auction for the 3400-3700 MHz spectrum segment was expected to take place during 2011, but it did not occur.  If this auction takes place during 2013, we will explore whether to participate. In the event we fail to successfully bid for this spectrum, we may not be able to provide additional services to our customers that are dependent on these spectrums, which could have an adverse effect on our business prospects and results of operation.

We could lose our concessions if we do not fully comply with their terms and we may not be able to renew our existing concessions.

We hold concessions that enable us to provide telecommunications services.  Under the terms of our concessions, we are required to meet a number of technical, build-out and financial conditions and in the past we have failed to meet some of these conditions such as providing coverage to cities within the scope of our concessions within the time-frame provided for in the concession.  We cannot assure you that we will not be fined for our past failures to comply with the terms of our concessions.  In addition, any failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of those concessions, the imposition of new terms applicable to our concessions, the imposition of fines or the loss of surety bonds that we have issued to the SCT.  The Mexican government is not required to compensate us in the event of such termination.

Furthermore, all of our concessions have a specified duration of 10 to 30 years and are scheduled to expire between 2016 and 2028.  Mexican law provides that concessions, except for the microwave transmission concessions which will be reauctioned, may be renewed at the discretion of the SCT for a period equal to the duration of the original concession if certain requirements are met, including being in compliance with the terms of the concession.  There can be no assurances that any of our concessions will be renewed or under what terms they would be renewed or that we will successfully bid for and retain the microwave transmission concessions.

If any of our key concessions, including our local and long distance telephony concession, were terminated or not renewed, we would be unable to engage in our business.

Under Mexican law, our concessions could be expropriated or temporarily seized.

Holders of concessions to install, operate and develop public telecommunications networks are subject to the provisions of the Mexican Federal Telecommunications Law (Ley Federal de

Telecomunicaciones) and any other provision contained in the relevant concession grant and other applicable laws.  The Mexican government (through the SCT) may expropriate any telecommunications concession and claim any related asset for reason of public interest or national security, or may temporarily seize the assets related to the concessions in the event of natural disasters, war, significant public disturbance or threats to internal peace or for other reasons relating to economic or public order.

Mexican law sets forth the process for indemnification for direct damages arising out of the expropriation or temporary seizure of the assets related to the concessions, except in the event of war.  However, in the event of expropriation, we cannot assure you that the indemnification will equal the market value of the concessions and related assets or that we will receive such indemnification in a timely manner or at all.

Fraudulent use of telecommunications networks increases our expenses.

The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users.  We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users.  These costs also include administrative and capital costs associated with monitoring and preventing the incidence of fraud, as well as raising interconnection costs and capacity costs.  We cannot assure you that our efforts to combat fraud will be effective or that fraud will not result in material costs for us in the future.  In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology incorporated in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.”

“Long-distance Calling Party Pays” system could result in a loss of customer traffic and revenue.

In 1997, Cofetel implemented the “Calling Party Pays” system, and in 2006 the “Long-distance Calling Party Pays” system, whereby the customer originating a domestic or international call, from either a fixed line or mobile phone to a mobile phone, pays the entire fee for placing the call rather than the mobile telephone subscriber who receives such call, who only pays for outgoing calls.  Even though the mobile telephone subscriber receiving the call does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network.

In 2006, we negotiated with the mobile carriers a provisional “Calling Party Pays” interconnection tariff for local and long-distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by Cofetel, for the period 2006 to 2010.

For the 2011 Cofetel has issued a resolution regarding “Calling Party Pays” interconnection tariffs with the mobile carriers, and has determined the tariff at Ps. 0.3912.

It is probable that for the subsequent years until 2015, Cofetel will issue, on a yearly basis, resolutions oriented to lowering the tariff set forth in 2011.  If Cofetel applies the same cost model used for the 2011 resolution, the most probable scenario would be a 10% further decrease in the interconnection tariff.

Furthermore, we have filed a dispute for retroactive interconnection tariffs against the mobile carriers for the years 2006 to 2010 before Cofetel.  Some local operators have reached an agreement with respect to the “Calling Party Pays” interconnection tariffs for 2012, 2013 and 2014 at Ps. 0.3618, Ps. 0.3305 and Ps. 0.3094, respectively, while other operators, including us, have not reached an agreement but are currently paying the tariffs.

We have not been able to reach an agreement with Telmex regarding interconnection rates for 2008, 2009, 2010, 2011 and 2012.

We have not yet reached an agreement with Telmex regarding the interconnection rates for 2008, 2009, 2010, 2011 and 2012.  Cofetel has not issued a resolution regarding the rates to be applied for 2008, 2009, 2010, and 2012 and Telmex has disputed the 2011 resolution.  We are currently unable to estimate the outcome of this dispute.

Foreign ownership restrictions may limit our ability to raise equity capital.

The Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera) and the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) currently provide that no more than 49% of the full voting stock of a Mexican corporation holding a concession to provide telecommunications services, other than mobile services, may be held by non-Mexicans.  In addition, our shares held by foreign investors are held in the form of ordinary participation certificates (certificados de participacion ordinarios, or “CPOs”) issued by a trustee, which are also referred to as neutral investment shares that do not grant any voting rights and may not represent more than 95% of our total capital stock.  Because of such restrictions, we have limited flexibility to raise equity capital from non-Mexican investors.  As a result, any future sales of equity securities may require substantial participation by Mexicans, the issuance of non-voting securities to foreign investors (such as CPOs) or a modification of Mexican foreign investment laws and regulations, which could limit our ability to raise equity capital which could have an adverse effect on our business, financial condition and results of operations.  The Mexican Congress is discussing amendments to both laws that would reduce or eliminate foreign investment restrictions.  We cannot assure you that such amendment would be passed and be enacted.

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes.

The operation of the telecommunications sector in Mexico, including ours, has been subject to laws and regulations administered by the SCT and Cofetel.

During 2007 Cofetel issued the rules for the implementation of number portability effective July 5, 2008.  As of this date, the portability service has been operating properly, with the exception of certain third party networks that still take longer than established to route calls to the receiving user.  We cannot predict the consequences that portability will have on the market or how it might affect our business.  The application of the Mexican Federal Telecommunications Law, the convergence resolution and the number portability rules could adversely affect our business and subject us to additional legal liability or obligations.  For more information, see “Industry — Market Liberalization.

An amendment to the internal operating rules of the SCT (Reglamento Interior de la Secretaria de Comunicaciones y Transportes) was issued during 2008, increasing the authority granted to the SCT by allowing it to assume certain responsibilities of Cofetel.  These new rules will cause an amendment to the internal operating rules of Cofetel in the near future.  The resulting regulatory changes could adversely affect our business and subject us to additional legal liability or obligations, as the decisions to be taken by the SCT and Cofetel could be delayed or take longer period of time to be resolved, especially since such operating rules had been challenged by some operators and authorities.

In addition to the foregoing, several key provisions of the Mexican Antitrust Law (Ley Federal de Competencia Economica) have also been recently revised and declared unconstitutional by the Mexican Supreme Court of Justice, thereby limiting the ability of the Mexican Antitrust Commission (Comision Federal de Competencia, or “CFC”) to obtain information for the analysis of dominant carrier status and antitrust practices.

During 2008, 2009, 2010 and 2011 the CFC issued a preliminary declaration, stating that all fixed and mobile service providers may have significant market power in the traffic termination market.  We are unable to predict if the final declaration will take this position, which could adversely affect our business and subject us to additional legal liability or obligations.  If we are declared to have significant power in the traffic termination market in a final declaration by the CFC, our rates could be regulated and we could be required to comply with certain level of quality in services and information.

If any of our telecommunication concessions is revoked, we could be prevented from applying for a new concession within five years.

Article 39 of the Mexican Federal Telecommunications Law provides that, in case the SCT revokes a concession from a concession holder, such concession holder will be prevented from obtaining any new concessions or permits from those indicated in the Mexican Federal Telecommunications Law, for a term of 5 years from the date on which revocation takes effect.

The inability to apply for a new concession for such period of time could adversely affect our business financial condition and results of operations.

Risks Related to Mexico

Mexican and global economic conditions may adversely affect us.

The global economy continues to be uncertain, and many companies have limited access to funding.  This risk has been exacerbated by concerns over the higher levels of public debt, wider fiscal deficit and credit rating downgrades on public debt of European countries such as the Republic of Ireland, Greece, Portugal, Italy, France and Spain and the downgrade and risk of a potential credit deterioration of the U.S. economy.  This global economic downturn and/or any future economic downturn, including downturns in the United States and Europe, could affect our financial condition and results of operations.

Additionally, this recent volatility in the global financial markets and ongoing uncertainty affecting these markets have resulted in extreme volatility in the credit, equity and fixed income markets.  This volatility has limited many companies’ access to funding.  If access to credit tightens further and borrowing costs rise, our costs could be adversely affected.  Difficult financial markets may also adversely affect some of our customers.

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, for example, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets.  Most recently, credit issues in the United States related principally to the sale of sub-prime mortgages have resulted in significant fluctuations in the financial markets.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”) and increased economic activity between the two countries.  Therefore, adverse economic conditions in the United States, the termination or re-negotiation of NAFTA or other related events could have a significant adverse effect on the Mexican economy.  We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our business, financial condition or results of operations.

Mexican federal governmental policies or regulations, as well as economic, political and social developments in Mexico, could adversely affect our business, financial condition, results of operations and prospects.

We are incorporated in Mexico and substantially all of our assets and operations are located in Mexico.  As a result, we are subject to political, legal and regulatory risks specific to Mexico which can have a significant impact on our business, results of operations and financial condition.  The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy.  Accordingly, Mexican federal governmental actions, fiscal and monetary policy could have an impact on Mexican private sector entities, including our company, and on market conditions, prices and returns on Mexican securities.  We cannot predict the impact that political conditions will have on the Mexican economy.  Furthermore, our business, financial condition, results of operations and prospects may be affected by currency fluctuations, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control.  We cannot assure potential investors that changes in Mexican federal governmental policies will not adversely affect our business, financial condition, results of operations and prospects.

Presidential elections in Mexico occur every six years, with the most recent one occurring in July 2012.  Currently, no single party has succeeded in securing a majority in the senate or the Camara de Diputados (House of Representatives), and the absence of a clear majority by a single party could continue, which may result in government gridlock and political uncertainty due to the Mexican congress’ potential inability to reach consensus on the structural reforms required to modernize certain sectors of and foster growth in the Mexican economy.  We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Mexico has recently experienced periods of violence and crime due to the activities of drug cartels.  In response, the Mexican government has implemented various security measures and has strengthened its police and military forces.  Despite these efforts, drug-related crime continues to exist in Mexico.  These activities, their possible escalation and the violence associated with them may have a negative impact on the Mexican economy or on our operations in the future.  The social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Political and economic developments in Mexico may adversely affect our business.

The majority of our customers are Mexican companies or individuals, and all of our operations and the vast majority of our assets are located in Mexico.  For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico.  Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies.  Accordingly, declines in our customers’ spending could have additional negative effects on our revenues.  Economic slowdowns in Mexico may have additional consequences that impact our business.  We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business.  If these parties experience negative effects on their businesses due to the economic crisis, it could negatively affect our business or operating results.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy.  Accordingly, Mexican federal governmental actions and policies concerning the economy could have a significant impact on private sector entities in general and on us in particular and on market conditions, prices and returns on Mexican securities.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse effect on our business, results of operations and financial condition.

The telecommunications sector in Mexico is subject to numerous laws and extensive regulations by a number of governmental authorities, including the SCT and Cofetel, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services.  Laws applicable to our business may be enacted, amended or repealed and governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business, increase competition, increase our costs of operation, decrease our revenues, and limit our ability to grow our operations, or otherwise adversely impact our business.

Peso devaluation relative to the U.S. dollar could make it more difficult for us to service our indebtedness and could decrease the value of our outstanding indebtedness.

While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars.  In addition, most of our capital expenditures are denominated in U.S. dollars.  We are, and will continue to be, exposed to peso devaluation risk.  The peso has devalued substantially against the U.S. dollar in the past and may devalue significantly in the future.  For example, the noon buying rate rose from Ps.3.45 per US$1.00 on December 19, 1994 to Ps.5.00 per US$1.00 on December 31, 1994 and Ps.7.74 per US$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995.  The peso appreciated relative to the U.S. dollar 0.1% in 2007, depreciated 24.6% in 2008, appreciated 3.5% in 2009, appreciated 5.4% in 2010, depreciated 13.2% in 2011 and appreciated 7.0% in 2012.

The general economic conditions in Mexico resulting from a peso devaluation and consequential inflation may have an adverse effect on our results of operation by:

•                  increasing the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•                  decreasing the purchasing power of Mexican consumers, resulting in a decrease in demand for telephony services; and

•                  resulting in our inability, due to competitive pressures, to increase our prices in response to such inflation.

The peso-to-dollar exchange rate may experience significant devaluations in the future.  Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations.  In order to diminish the negative effects of a peso devaluation, in May 2007 we entered into currency swap transactions with Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to US$150 million aggregate principal amount of the 2014 notes, for payments during the period from June 2008 to December 2010.  In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to US$75 million aggregate principal amount of the 2014 notes, for payments during the period from June 2010 to December 2014.

In March 2010 we unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimizes the exchange rate risk related to the coupon payments with respect to US$75 million aggregate principal amount of the 2014 notes, for payments during the period from June 2010 to December 2014.

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of Maxcom continues to decline.  In counterpart, we agreed to deposit US$1.5 million in a collateral account in Morgan Stanley.

At November 30, 2012 an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the US$50 million aggregate principal amount of our 2014 notes not covered by the currency swaps; we have coverage over the interest payments of US$150 million) by approximately Ps.7.2 million over a one-year period.  In addition, any further decrease in the value of the peso may negatively affect the value of our debt obligations.

As of the date of this supplemental disclosure statement, we have unwound all of our outstanding swap agreements and as a result, we remain exposed to fluctuations of the peso relative to the U.S. dollar, which could have a material adverse effect on our ability to meet our payment obligations denominated in U.S. dollars, thereby adversely affecting our financial condition.

High inflation rates in Mexico may decrease demand for our services while increasing our costs.

In recent years, Mexico has experienced higher levels of inflation relative to the United States, its main commercial partner.  Mexico’s annual rate of inflation was 4.2% during the eleven months ended November 30, 2012, 3.8% in 2011, 4.4% in 2010, 3.6% in 2009, 6.5% in 2008 and 3.8% in 2007.  High inflation rates can adversely affect us as follows:

•                  inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•                  to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.

Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner.  The interest rates on 28-day Mexican government treasury securities averaged, 4.2% for the eleven months ended November 30, 2012, 4.2% in 2011, 4.4% in 2010, 5.4% in 2009, 7.7% in 2008 and 7.2% in 2007.  Although we do not currently have any peso-denominated indebtedness, if we need to incur such indebtedness in the future, it will likely be at high interest rates.

EXCHANGE RATES

On December 21, 1994, Banco de Mexico implemented a floating foreign exchange rate regime under which the Mexican peso is allowed to float freely against the U.S. dollar and other foreign currencies.  Banco de Mexico typically intervenes directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility.  Since mid-2003, Banco de Mexico has been conducting auctions of U.S. dollars in an attempt to reduce the levels of its foreign reserves.  Banco de Mexico conducts open market operations on a regular basis to adjust the size of Mexico’s monetary base.  Changes in Mexico’s monetary base have an impact on the exchange rate.  Banco de Mexico may increase or decrease the reserve of funds that financial institutions are required to maintain.  If the reserve requirement is increased, financial institutions are required to allocate more funds to their reserves, which will in turn reduce the amount of funds available for operations.  This causes the amount of available funds in the market to decrease and the cost, or interest rate, to obtain funds increases.  The opposite happens if reserve requirements are lowered.  This mechanism, known as “corto” or “largo,” as the case may be, or more formally “the daily settlement balance target,” represents a mechanism used by Banco de Mexico to adjust the level of interest and net foreign exchange rates.

We cannot assure you that Banco de Mexico will maintain its current policies with respect to the Mexican peso or that the Mexican peso will not depreciate significantly in the future.  Additionally, in the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations, if any, would continue to be available without substantial additional cost.

This supplemental disclosure statement contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These convenience translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate or at all.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates reported by the Banco de Mexico as its buying rate for pesos, all expressed in nominal Mexican pesos per U.S. dollar.

	High	Low	Average(1)	Period-End
Year
2008	13.92	9.92	11.17	13.54
2009	15.37	12.60	13.57	13.06
2010	13.18	12.16	12.64	12.36
2011	14.24	11.50	12.49	13.99
2012	14.39	12.63	13.17	13.01

Month
August 2012	13.39	13.07	13.18	13.27
September 2012	13.42	12.75	13.00	12.85
October 2012	13.09	12.70	12.87	13.09
November 2012	13.25	12.98	13.10	13.04
December 2012	13.01	12.72	12.87	13.01
January 2013	12.99	12.59	12.71	12.71
February 2013 (though February 18)	12.77	12.63	12.70	12.70

(1)      The average exchange rate means the daily average of the exchange rates on each day during the relevant period.

Source: Banco de Mexico.

On February 18, 2013, the noon buying rate reported by the Banco de Mexico for pesos was Ps. 12.70 per US$1.00.

CAPITALIZATION

The following table sets forth certain consolidated financial information for us under IFRS as of November 30, 2012, including our cash and cash equivalents, short-term and long-term indebtedness and total capitalization.  The table also sets forth such information as adjusted to reflect the consummation of the Recapitalization Transactions.  This table should be read together with the Unaudited Interim Financial Statements and notes thereto included elsewhere in this supplemental disclosure statement.  There has been no material change in our capitalization since November 30, 2012.

	As of November 30, 2012
	Actual		As adjusted for the Recapitalization Transactions
	(US$)(1)	(Ps.)	(US$)(1)	(Ps.)

Cash and cash equivalents	16,218	211,436	61,218	798,110
Debt:
Notes payable vendors	850	11,085	850	11,085

11% Senior Notes due 2014(2)	177,107	2,308,979	—	—
Step-Up Senior Notes due 2020 issued pursuant to the exchange offer	—	—	177,107	2,308,979
Total debt	177,957	2,320,064	177,957	2,320,064
Total stockholders’ equity	168,283	2,193,939	213,283	2,780,613
Total capitalization(3)	346,240	4,514,003	391,240	5,100,677

(1)                     Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 13.0372 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on November 30, 2012.  Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)                     From January 1, 2012 to May 31, 2012, we acquired US$22.9 million in aggregate principal amount of the 2014 notes, which are held in our treasury.  If we receive tenders from eligible holders of at least 90% of the aggregate principal amount of the 2014 notes, we will cancel the US$22.9 million of 2014 notes held in our treasury in connection with the Recapitalization Transactions.  We also reserve the right to cancel the 2014 notes held in our treasury at any time.

(3)                     Total capitalization equals total debt plus total stockholders’ equity.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following selected consolidated financial information in conjunction with our Annual Audited Financial Statements and our Interim Unaudited Financial Statements, including the notes thereto, and the information set forth in the sections “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this supplemental disclosure statement.

The financial information as of and for the years ended December 31, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements prepared in accordance with MFRS.  The financial information as of December 31, 2011 and November 30, 2012 and for the eleven months ended November 30, 2012 and 2011 has been derived from our unaudited condensed consolidated interim financial statements prepared in accordance with IFRS.  MFRS differs in certain significant respects from IFRS and U.S. GAAP.  Because of the differences between the accounting principles used in the preparation of our annual audited consolidated financial information in MFRS, on the one hand, and the accounting principles used in the preparation of our unaudited condensed consolidated interim financial information in IFRS on the other, such information is not comparable and you should use caution when comparing financial information presented under MFRS to financial information presented under IFRS.  The reconciliation of the effects of the transition from MFRS to IFRS as of January 1, 2011, November 30, 2011 and December 31, 2011 is disclosed in note 23 to our Interim Unaudited Financial Statements.

We will adopt IFRS for the first time in our annual consolidated financial statements for the year ended December 31, 2012, which will include comparative consolidated financial statements for the year ended December 31, 2011.  IFRS 1 requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (December 31, 2012).  IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (January 1, 2011), and throughout all periods presented in the first IFRS financial statements.

The Interim Unaudited Financial Statements have been prepared in accordance with those IASB standards and IFRIC interpretations issued and effective, or issued and early adopted, at November 30, 2012.  The IASB standards and IFRIC interpretations that will be applicable at December 31, 2012, including those that will be applicable on an optional basis, were not known with certainty at the time of preparation of the Interim Unaudited Financial Statements.  As a result, the accounting policies used to prepare the Interim Unaudited Financial Statements are subject to change up to the reporting date of our first IFRS annual financial statements.  Before the first annual financial statements prepared under IFRS are complete, and such financial statements are audited, the interim IFRS financial information is subject to change.

	For the Year Ended December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in thousands)
Income Statement Data:
Net revenues	169,953	2,375,941	2,577,392	2,562,570
Operating costs and expenses:
Network operating costs	(55,097)	(770,257)	(1,121,541)	(1,131,353)
Selling, general and administrative expenses	(57,441)	(803,019)	(791,142)	(798,986)
Depreciation and amortization	(48,689)	(680,678)	(701,975)	(639,398)
Total operating costs and expenses	(161,227)	(2,253,954)	(2,614,658)	(2,569,737)
Operating (loss) income	8,726	121,987	(37,266)	(7,167)
Other Expenses:
Other expenses	(8,190)	(114,495)	(64,353)	(50,559)
Restructuring charges	(851)	(11,890)	(66,721)	(7,282)
Impairment of long-lived assets	—	—	(528,672)	—
Employee’s statutory profit sharing	(359)	(5,012)	(1,334)	(3,292)
Other expenses, net	(9,399)	(131,397)	(661,080)	(61,133)

	For the Year Ended December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in thousands)
Comprehensive financial results:
Interest expense and commissions, net	(22,510)	(300,648)	(320,746)	(310,845)
Interest gain	197	2,747	13,957	6,031
Exchange (gain) loss, net	(23,955)	(334,895)	116,770	66,498
Effects of valuation of financial instruments	6,374	89,112	(43,453)	(58,478)
Gain on monetary position	—	—	—	—
Total comprehensive financial results	(38,890)	(543,684)	(233,472)	(296,795)
Total income taxes	1,190	16,641	(253,061)	61,537
Net income (loss)	(38,373)	(536,453)	(1,184,879)	(303,558)
Earnings per share:		(0.68)	(1.50)	(0.38)
Basic	(0.05)	(0.66)	—	—
Diluted	—	—

	For the Eleven Months Ended November 30,
	2012(1)	2012	2011
	(US$)	(Ps.)	(Ps.)
	(IFRS) (in thousands)
Income Statement Data:
Net revenues	154,034	2,008,173	2,187,288
Operating costs and expenses:
Network operating costs	56,778	740,224	708,349
Selling, general and administrative expenses	49,382	643,809	752,121
Depreciation and amortization	41,040	535,041	618,583
Other expenses	10,274	133,941	89,694
Restructuring charges	452	5,899	8,129
Impairment of long-lived assets	—	—	—
Employee’s statutory profit sharing	—	—	—
Other expenses, net	10,726	139,840	97,823
Total operating costs and expenses	157,926	2,058,914	2,176,876
Operating (loss) income	(3,892)	(50,741)	10,412
Comprehensive financial results:
Interest expense and commissions, net	(19,882)	(259,209)	(285,533)
Interest gain	551	7,178	2,296
Exchange (gain) loss, net	12,810	167,009	(339,565)
Effects of valuation of financial instruments	3,633	47,363	100,474
Gain on monetary position	—	—	—
Total comprehensive financial results	(2,888)	(37,659)	(522,328)
Total income taxes	1,413	18,418	(14,297)
Net income (loss)	(8,193)	(106,818)	(497,619)

Loss per share:
Basic	(0.01)	(0.14)	(0.63)
Diluted	(0.01)	(0.14)	(0.63)

	As of December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in thousands)
Balance Sheet Data
Assets:
Cash and cash equivalents	28,368	396,580	375,224	987,343
Restricted cash	—	—	—	—
Restricted cash to long term	—	—	—	—
Frequency rights, net	2,878	40,240	47,282	59,674
Telephone network, systems and equipment, net	294,269	4,113,874	4,391,993	4,941,770
Preoperating expenses, net	—	—	—	—
Intangible assets, net	11,176	156,240	213,212	199,224
Labor obligations upon retirement	—	—	—	—
Rent deposits and other assets	75,248	1,051,965	1,063,010	1,329,565
Total assets	411,938	5,758,899	6,090,721	7,517,576

Liabilities:
Long-term liabilities	208,609	2,916,348	2,069,308	2,741,090
Total liabilities	236,040	3,299,845	3,100,195	3,357,603
Capital stock	386,999	5,410,244	5,410,244	5,410,244
Additional paid-in capital	58,444	817,054	813,135	808,566
Accumulated deficit	(269,545)	(3,768,244)	(3,231,791)	(2,046,912)
Repurchase of shares	—	—	(1,062)	(11,925)
Total shareholders’ equity	175,898	2,459,054	2,990,526	4,159,973
Total number of shares	789,818,829	789,818,829	789,818,829	789,818,829

	For the Year Ended December 31,
	2011(1)	2011	2010	2009
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in millions)
Other Operational and Financial Data
Capital expenditures (2)	30,016	419,630	715,994	931,623
Resources arising from operating activities	54,433	760,979	378,417	597,212
Resources derived from financing activities	(21,547)	(301,226)	(277,850)	(291,285)
Resources used in investing activities	(31,358)	(438,397)	(712,686)	(909,989)
Adjusted EBITDA(3)	57,637	805,761	668,964	633,900
EBITDA(3)	57,415	802,665	664,709	632,231
Long-term liabilities	208,609	2,916,348	2,069,308	2,741,090
Total interest expense	(21,505)	(300,648)	(320,746)	(310,845)
Ratio of debt to EBITDA(3)(4)	3.6	3.6	3.1	4.3
Ratio of EBITDA to interest expense(3)(5)	2.7	2.7	2.1	2.0

	As of November 30,		As of December 31,
	2012(1)	2012	2011
	(US$)	(Ps.)	(Ps.)
	(IFRS)
	(in millions)
Balance Sheet Data
Assets:
Cash and cash equivalents	16,218	211,436	396,580
Restricted cash	—	—	—
Restricted cash to long term	—	—	—
Telephone network, systems and equipment, net	300,085	3,912,271	3,956,307
Preoperating expenses, net	—	—	—
Intangible assets, net	7,849	102,327	127,419
Labor obligations upon retirement	—	—	—
Rent deposits and other assets	66,306	864,441	932,403
Total assets	390,458	5,090,475	5,412,709

Liabilities:
Long-term liabilities	180,985	2,359,543	2,825,388
Total liabilities	222,175	2,896,536	3,114,886
Capital stock	369,284	4,814,428	4,814,428
Additional paid-in capital	225	2,934	817,054
Accumulated deficit	(201,226)	(2,623,423)	(3,333,659)
Repurchase of shares	—	—	—
Total shareholders’ equity	168,283	2,193,939	2,297,823
Total number of shares	789,818,829	789,818,829	789,818,829

	For the Eleven Months Ended November 30,
	2012(1)	2012	2011
	(US$)	(Ps.)	(Ps.)
	(IFRS)
	(in millions)
Other Operational and Financial Data
Capital expenditures (2)	(38,902)	(507,174)	(374,409)
Resources arising from operating activities	49,579	646,371	674,538
Resources derived from financing activities	(24,965)	(325,469)	(128,979)
Resources used in investing activities	(38,815)	(506,046)	(371,998)
Adjusted EBITDA(3)	48,098	627,064	725,593
EBITDA(3)	47,874	624,140	726,818
Total debt	187,470	2,444,086	2,767,770
Total interest expense	19,882	259,209	285,533
Ratio of debt to EBITDA(3)(4)	3.9	3.9	3.8
Ratio of EBITDA to interest expense(3)(5)	2.4	2.4	2.5

(1)         Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 13.0372 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on November 30, 2012.  Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)         Capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(3)         EBITDA under MFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, total integral cost of financing (net cost of finance), other (income) expenses and tax. Adjusted EBITDA under MFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses, tax and stock option plan expense. EBITDA under IFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses and tax. Adjusted EBITDA under IFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses, tax and stock option plan cost. EBITDA and Adjusted EBITDA should not be considered as alternate measures of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with MFRS or IFRS, or as indicators of operating performance or cash flows from operating activity as measures of liquidity.  The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) under MFRS for each of the periods presented.

	For the Year Ended December 31,
	2011	2010	2009
	(Ps.)	(Ps.)	(Ps.)
	(MFRS)
	(in millions)
EBITDA and Adjusted EBITDA Reconciliation
Net (loss) income	(536,453)	(1,184,879)	(303,558)
Total tax	(16,641)	253,061	(61,537)
Impairment	—	528,672	—
Restructuring	11,890	66,721	7,282
Other (income) expense	119,507	65,687	53,851
Comprehensive (income) cost of financing	543,684	233,472	296,795
Depreciation and amortization	680,678	701,975	639,398
EBITDA	802,665	664,709	632,231
Stock option plan expenses	3,096	4,255	1,669
Adjusted EBITDA	805,761	668,964	633,900

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) under IFRS for each of the periods presented.

	For the Eleven Months Ended November 30,
	2012	2011
	(Ps.)	(Ps.)
	(IFRS)
	(in millions)
EBITDA and Adjusted EBITDA Reconciliation
Net (loss) income	(106,818)	(497,619)
Total tax	18,418	(14,297)
Restructuring	5,899	8,129
Other (income) expense	133,941	89,694
Net finance cost	37,659	522,328
Depreciation and amortization	535,041	618,583
EBITDA	624,140	726,818
Stock option plan expenses	2,924	(1,225)
Adjusted EBITDA	627,064	725,593

(4)         The ratio of debt to EBITDA is computed by dividing total debt as of the end of the period by EBITDA for the period, calculated based on the term Leverage Ratio as defined in the 2014 notes indenture; provided that, for the eleven-month periods ended November 30, 2012 and 2011, EBITDA is calculated as the product of EBITDA for the period consisting of the two fiscal quarters ending on such date multiplied by two.

(5)         The ratio of EBITDA to interest expense is computed by dividing EBITDA for the period by interest expense for the period; provided that, for the eleven-month periods ended November 30, 2012 and 2011, the ratio of EBITDA to interest expense is computed by dividing (i) two multiplied by EBITDA for the period consisting of the two fiscal quarters ending on such date by (ii) two multiplied by total interest expense for the period consisting of the two fiscal quarters ending on such date.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion in conjunction with our Annual Audited Financial Statements, our Unaudited Interim Financial Statements and the other financial information included elsewhere in this supplemental disclosure statement.

Our Annual Audited Financial Statements, as well as the other financial information in the supplemental disclosure statement related to these financial statements, have been prepared in accordance with MFRS issued by the CINIF.  Our Unaudited Interim Financial Statements, as well as the other financial information in the supplemental disclosure statement related to these financial statements, have been prepared in accordance with IFRS.  MFRS differs in certain significant respects from IFRS and U.S. GAAP.  Because of the differences between the accounting principles used in the preparation of our annual audited consolidated financial information in MFRS contained in this supplemental disclosure statement, on the one hand, and the accounting principles used in the preparation of our interim unaudited consolidated financial information in IFRS contained in this supplemental disclosure statement on the other, such information is not comparable and you should use caution when comparing financial information presented under MFRS to financial information presented under IFRS.  See note 21 to our Annual Audited Financial Statements for a discussion of the significant differences between Mexican GAAP and U.S. GAAP. No reconciliation of our Unaudited Interim Financial Statements to U.S.  GAAP has been performed.  Any such reconciliation would likely result in material quantitative differences.  See “Presentation of Financial and Other Information.”

Beginning with the year ending December 31, 2012, Mexican companies with securities listed on a Mexican securities exchange will be required to prepare and present financial information in accordance with IFRS.  Accordingly, as a company with shares listed on the Mexican Stock Exchange we will adopt IFRS for the first time in our financial statements for the year ended December 31, 2012.  Our adoption of IFRS may have effects on our financial position and results of operations.  Please see note 23 to our Interim Unaudited Financial Statements included elsewhere in this supplemental disclosure statement for a discussion of the effects of the transition to IFRS.

Overview

We are an integrated telecommunication services operator providing voice and data services to residential and small- and medium-sized business customers in five metropolitan markets in Mexico and selected service in other markets.  Since our inception in 1996, we have targeted the residential and business customer segments which we believe have been underserved by Telmex, the local telephone incumbent, and other competing telecommunications providers.  We provide a wide range of voice and data services on a bundled and unbundled basis, including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony, VoIP telephony and pay television.  We also offer mobile voice service through resale and capacity lease agreements with third parties.

We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure (modems, handsets and set-up boxes), which allows us to control the quality of the user experience and adapt our service offerings to meet market demand.  We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides value for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 347,526 as of November 30, 2012, representing a compound annual growth rate of 17.8%.

The Mexican telecommunications industry has been undergoing significant change since 1990 due to market liberalization as well as the introduction of new technologies and the construction of additional infrastructure, which together have resulted in increased competition and demand for telecommunications services.

The modernization of the Mexican telecommunications infrastructure began with the privatization of Telmex, the former government-controlled telecommunications monopoly.  Since the privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico.  To meet the demand for higher volume and higher quality wireline services, new copper cables and wireless networks are being installed and backbones are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

Additionally, technology and service convergence is allowing bundle offers to customers and promoting alliances and synergies among concessionaires of different media and telecommunications services, manufacturers and technology developers.  Last-mile connectivity capability continues to be one of the most valuable assets for telecommunication service providers in Mexico because current regulation does not permit the unbundling of the local loop, which would allow others to use this access.

The Recapitalization Transactions

On December 4, 2012, Maxcom entered into the Recapitalization Agreement with Ventura Capital.  Pursuant to the Recapitalization Agreement, the Purchaser will make a capital contribution to Maxcom of approximately US$45.0 million, which is expected to be made within one month of the closing of the Equity Tender Offer.  In addition, the Purchaser will offer to purchase for cash any and all of Maxcom’s outstanding Shares at a price of Ps. 0.9666 per Share, CPOs at a price of Ps. 2.90 per CPO and ADSs at a price of Ps. 20.30 per ADS.  Maxcom also agreed to commence a debt exchange offer simultaneously with the commencement of the Equity Tender Offer.  The Equity Tender Offer and debt exchange offer are subject to various conditions.

For more information regarding the Recapitalization Transactions, see “The Recapitalization Transactions.”

Mexican Economic Environment

Our business is closely tied to general economic conditions in Mexico.  As a result, our economic performance and our ability to implement our business strategies may be affected by changes in national economic conditions.  Since the 1995 currency and banking crisis, Mexico’s GDP has grown at an average real rate of 2.9% per year.  In 2006, GDP grew at a rate of 5.2%, supported by exports of manufactured goods and strong foreign direct investment.  Economic conditions began deteriorating in 2007, due mainly to the lower growth in domestic consumer demand, influenced by weaker wages and lower remittances from the United States, which negatively affected domestic consumption and caused Mexico’s GDP growth rate to slow to 3.3%.

In 2008, the Mexican economy experienced a significant deterioration as a result of the global financial crisis.  Foreign consumer demand deteriorated significantly, particularly in the manufacturing sector, which also affected domestic consumer demand, with lower investment and consumption.  Mexico’s GDP growth rate fell to 1.2% and several supply side shocks affected price levels.  The Mexican peso was also adversely impacted by the economic downturn, and from September 2008 through the first quarter of 2009, the Mexican peso devaluated significantly.

During 2009, the financial crisis that started in 2008 continued affecting the world economy, which experienced the sharpest decline in decades.  Mexico suffered the sharpest decline in GDP since 1932, declining by 6.1% during 2009, mainly as a result of Mexico’s close commercial ties with the United States.  As a result of sharp decline in foreign consumer demand, Mexican exports fell drastically in key industries such as the automotive and electrical equipment industries.  The Mexican financial sector was strongly affected by volatility.  Inflation in 2009 was 3.57%.

However, in 2010, the Mexican economy recovered considerably, with external demand and exports of manufactured goods driving an annual GDP growth of 5.4%, the highest in the past ten years.  In 2011, Mexican GDP grew at a rate of 3.9%.  According to a December 2011 survey by Banco de Mexico, Mexican GDP is expected to grow 3.2% in 2012.  Banco de Mexico’s expectations cite signs of recovery in domestic consumer demand and external demand, as well as increases in public and private sector investment in 2012.

Factors Affecting our Results of Operations

Devaluation and Inflation

Relative to the U.S. dollar, the peso appreciated 7.0% in 2012, depreciated 13.2% in 2011, appreciated 5.4% in 2010, appreciated 3.5% in 2009 and depreciated 24.6% in 2008.  Peso depreciations contribute to increases in inflation.  The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year ended December 31,	Inflation Rate	Average 28- day Cetes	Mexican GDP Annual Growth Rates	Gross International Reserves as of the End of Each Year (in US$ billion)
2012 (1)	3.6%	4.2%	4.1%	167.1
2011	3.8%	4.2%	3.9%	149.2
2010	4.4%	4.4%	5.4%	120.6
2009	3.6%	5.4%	(6.2)%	99.9
2008	6.5%	7.7%	1.2%	95.3

(1)         Yearly data from September 30, 2011 to September 30, 2012.

The general economic conditions in Mexico resulting from a peso devaluation and consequential inflation may have a negative impact on our results of operations by:

•                  increasing the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•                  decreasing the purchasing power of Mexican consumers, resulting in a decrease in demand for telephony services; and

•                  resulting in our inability, due to competitive pressures, to increase our prices in response to such inflation.

As a result of the adoption of MFRS B-10, until December 31, 2007 we recorded non-cash gains or losses on net monetary position, which represent the increase or decrease of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities.  Our monetary liabilities, consisting primarily of our senior notes due 2014 and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable.  This resulted in a gain to our monetary position recognized in the comprehensive financial result up until December 31, 2007.

Customer attrition (churn)

We historically have experienced customer attrition or churn.  Churn results in the loss of future revenue from the customers whose service is disconnected, as well as the inability to recuperate costs incurred in acquiring the customer, such as installation cost and commissions.  Churn occurs for several reasons, including disconnection of a customer for non-payment and disconnection by a customer who chooses to switch to a competitor or who terminates a service.

Churn refers to customer voice line attrition and is measured as the percentage of disconnects from service relative to the total subscriber base over a given period of time.  Our monthly churn is calculated dividing the monthly number of voice lines disconnected in a given month by the number that results from dividing the total voice lines in service at the beginning of the month, plus the voice lines in service at the end of the previous month, by two.

The following table summarizes our average monthly churn rates for the periods and segments indicated below:

Period	Total average monthly churn rate	Residential customer average monthly churn rate	Commercial customer average monthly churn rate
2008	2.6%	3.1%	1.2%
2009	2.5%	2.7%	1.9%
2010	2.7%	2.8%	2.3%
2011	2.1%	2.3%	1.1%
2012 (through November 30)	1.7%	1.9%	1.1%

We attribute the improvement in our average monthly churn rate to proportionately fewer service terminations as a result of our strategic focus on customer service, improved customer base knowledge, a multidisciplinary team dedicated to analyzing churn trends and to implementing actions to minimize churn and a retention team that negotiates and offers special plans to customers planning to voluntarily terminate service.  The decrease in our residential customer average monthly churn rate is due to an 18% reduction in voice service disconnects partially due to our improved collection methods and customer service over the past year.  Our commercial customer average monthly churn rate remained stable from 2011 to the eleven months ended November 30, 2012.  In connection with the consummation of the Recapitalization Transactions, we expect to adopt more stringent credit underwriting practices designed to reduce customer churn.  In addition, access to new capital is expected to allow for an improved collections infrastructure and systems to support our collections team.

Capitalization of Pre-operating Expenses

All expenses incurred during the development stage or in specific projects in progress up to December 31, 2002 were capitalized.  Those expenses are amortized by the straight-line method over a 10-year period.  The amortization period begins when the corresponding project starts up operations.

Since January 1, 2009, the Company adopted the new Mexican Financial Reporting Standards (Normas de Informacion Financiera, or “NIF”) C-8 “Intangible Assets” which required the full cancelation of the remaining balance of pre-operating expenses.  As a result of this change, the Company wrote off Ps.50.9 million directly against accumulated deficit.

Revenues

Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sales of telephone sets net of interconnection fees paid by us to other telecommunications carriers.  Our net revenues as composed of:

Residential Revenue.  Our residential revenue includes voice (usage charges of voice lines, which can include a combination of local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the “Long Distance Calling Party Pays” system), data, television and mobile revenues.  Our residential revenue also includes installation charges for voice lines, monthly fees for the rental of voice lines, which depending on the product may include a certain number of free local calls;

Commercial Revenue.  Our commercial revenue includes voice (usage charges of voice lines, which can include a combination of local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the “Long Distance Calling Party Pays” system) and data.  Our commercial revenue also includes charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification;

Public Telephony Services.  Our public telephony service revenue includes local, long-distance (national and international) calls and calls to mobile phones.

Wholesale Revenue.  Our wholesale revenue includes primarily the sale of bulk minutes where the cost of minutes depends on the volume of traffic.

Average Revenue Per User (ARPU).  Average revenue per user (“ARPU”) is used as an industry-standard measurement of the average amount of revenue a telecommunications company derives from each customer of its voice business.  We calculate average revenue per user by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period.  Revenues from data and wholesale services are reported separately and are not a factor in calculating average revenue per user.

We calculate the average revenue per user for voice lines for each of our business and residential segments.  Blended average revenue per user is affected by our business/residential line mix because business lines tend to generate higher average revenue per user than residential lines.  Total Company average revenue per user includes public telephony revenues and lines.

Revenue Generating Units (RGUs).  Revenue generating units (“RGUs”) are related to the sources of revenue, which may not always be the same as subscriber numbers.  One person may subscribe to two different services thereby accounting for only one subscriber but two RGUs.

Revenue Generating Unit is separately a telephone line, broadband internet subscriber, mobile subscriber or paid television subscriber.  A home or business may contain one or more RGUs.  For example, a subscriber to our paid TV services, broadband internet, mobile telephony service and residential telephony service would constitute four RGUs.

Operating Costs and Expenses

Our operating costs and expenses include:

•                  network operating costs, which include: (i) technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment); (ii) installation expenses, when applicable; and (iii) disconnection expenses;

•                  selling, general and administrative expenses, which primarily include: (i) salaries, wages and benefits; (ii) fees, which are primarily related to consulting, legal and accounting services; (iii) leasing costs, which are primarily related to our headquarters, warehouses and other facilities; (iv) marketing expenses, which are primarily related to the implementation of our branding campaign, general advertising and promotions; and (v) allowance for doubtful accounts (related to past due accounts receivable); and

•                  depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.

We anticipate that our operating costs and expenses will generally increase with the size of our network infrastructure and the number of customers served.  Our network operating costs, which are composed primarily of interconnection fees, are expected to grow at approximately the same rate as revenues.  We expect technical expenses will generally increase as the size and capacity of our network increases.  Selling, general and administrative expenses are indirectly related to the number of customers served and some of these expenses are directly related with the acquisition of new customers.  Historically, sales commissions, advertising and promotion expenses will increase at approximately the same rate as the number of new customers acquired.  Our depreciation and amortization expenses are directly related to our existing fixed assets and to the expansion of our network and acquisition of equipment as well as the increase of intangible assets.

Comprehensive Cost of Financing

For presentation purposes, “comprehensive cost of financing” refers to the combined financial effects of:

•                  interest expense and interest income;

•                  effects of valuation of financial instruments; and

•                  net foreign exchange gains or losses.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data, derived from our Interim Unaudited Financial Statements, prepared in accordance with IFRS, and expressed as a percentage of net revenue:

	For the Eleven Months Ended November 30,
	2012	2011
	(IFRS)
Net revenues	100.0%	100.0%
Operating costs and expenses:
Network operating costs	36.8%	32.4%
Selling, general and administrative expenses	32.1%	34.4%
Depreciation and amortization	26.6%	28.3%
Other expenses	6.7%	4.1%
Restructuring charges	0.3%	0.4%
Impairment of long-lived assets	0.0%	0.0%
Operating profit (loss)	(2.5)%	0.5%
Net finance cost	1.9%	23.9%
Income tax	0.9%	(0.7)%
Net loss (income) for the year	5.3%	22.8%

The following table sets forth, for the periods indicated, selected statement of operations data, derived from our Annual Financial Statements, prepared in accordance with MFRS, and expressed as a percentage of net revenue:

	For the Year Ended December 31,
	2011	2010	2009
	(MFRS)
Net revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Network operating costs	32.4%	43.5%	44.1%
Selling, general and administrative expenses	33.8%	30.7%	31.2%
Depreciation and amortization	28.6%	27.2%	25.0%
Total operating costs and expenses	94.9%	101.4%	100.3%
Operating profit (loss)	5.1%	(1.4)%	(0.3)%
Other expenses:
Other expenses	(4.8)%	(2.5)%	(2.0)%
Restructuring charges	(0.5)%	(2.6)%	(0.3)%
Impairment of long-lived assets	—	(20.5)%	—
Comprehensive cost of financing	22.9%	9.1%	11.6%
Income tax	0.7%	(9.8)%	2.4%
Net loss (income) for the year	22.6%	46.0%	11.8%

Eleven Months Ended November 30, 2012 Compared to Eleven Months Ended November 30, 2011

The information presented below is presented in accordance with IFRS, unless otherwise indicated.

Net revenues

Our net revenues decreased 8.9%, from Ps.2,187.3 million in the eleven months ended November 30, 2011 to Ps.2,008.2 million in the eleven months ended November 30, 2012.  The decrease was primarily due to the following factors:

•                  Residential revenues, which represented 45.6% of our total revenues during the eleven months ended November 30, 2012, compared to 41.9% in the eleven months ended November 30, 2011, remaining stable at Ps.915.9 million in the eleven months ended November 30, 2012; the same amount as in the eleven months ended November 30, 2011.  Although residential revenues remained stable, voice residential revenue decreased by Ps. 88.9 million as a result of a decrease in monthly charges.  This reduction was offset by an increase of Ps. 89.0 million in data and IPTV during the period.

•                  Commercial revenues represented 28.8% of total revenues during the eleven months ended November 30, 2012 compared with 25.5% during the eleven months ended November 30, 2011.  Commercial revenues totaled Ps.577.9 million in the eleven months ended November 30, 2012, an increase of 3.7%, or Ps.20.7 million, from Ps.557.2 million in the eleven months ended November 30, 2011.  This increase in revenues is attributed to an increase of Ps.21.6 million in data services due to higher RGUs in service, offset by a decrease of Ps.0.6 million in voice services due to a reduction in our prices.

•      Public Telephony represented 8.1% of our total revenue during the eleven months ended November 30, 2012 compared to 9.8% in the eleven months ended November 30, 2011.  Public Telephony revenue totaled Ps.161.9 million in the eleven months ended November 30, 2012, a decrease of 24.8% from Ps.215.3 million in the eleven months ended November 30, 2011.  The decrease in the public telephony revenue was primarily the result of the ongoing rise in cellular phone use in Mexico and the lack of availability of public telephones in certain areas, resulting in a decrease in the average usage per phone.  We provide telecommunications services to the lowest socio-economic levels through our public telephony service using coin-operated public payphones.

•                  In the eleven months ended November 30, 2012, wholesale revenues totaled Ps.337.1 million, a decrease of 30.6% from Ps.485.6 million in the eleven months ended November 30, 2011.  The decrease in the wholesale revenues was primarily the result of increased market competition and a reduction in our prices.

•                  Revenue from other services accounted for 0.8% or Ps.15.3 million of total revenues in the eleven months ended November 30, 2012, an increase from Ps.13.3 million recorded in the same period in 2011.  Other revenues are primarily comprised of lease of microwave frequencies.

The following table sets forth our revenues by segment for the periods indicated below:

	For the Eleven Months Ended November 30,
	2012		2011		% Change
	(in millions, except for percentages) (IFRS)
Residential	Ps.	915.9	Ps.	915.9	0.0
Commercial	577.9		557.2		3.7
Public Telephony	161.9		215.3		(24.8)
Wholesale	337.1		485.6		(30.6)
Other revenue	15.3		13.3		14.8
Total Revenues	Ps.	2,008.2	Ps.	2,187.3	(8.2)

The following table sets forth a breakdown of our ARPU for voice lines for the periods indicated below:

	For the Eleven Months Ended November 30,
	2012		2011		% Change
Monthly charges	Ps.	158.6	Ps.	126.0	25.8
Usage	107.8		176.2		(38.8)
Subtotal	266.4		302.2		(11.9)
Non-recurring	5.5		6.3		(12.5)
Total	Ps.	271.9	Ps.	308.5	(11.9)

Total ARPU (calculated as average revenue per user by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period) decreased 11.9% from Ps.308.5 in the eleven months ended November 30, 2011 to Ps.271.9 in the eleven months ended November 30, 2012.  Decrease in ARPU is primarily the result of: (i) an increase in monthly charges of 25.8% from Ps.126.0 in the eleven months ended November 30, 2011 to Ps.158.6 in the eleven months ended November 30, 2012; (ii) a 38.8% decrease in usage from Ps.176.2 in the eleven months ended November 30, 2011 to Ps.107.8 in the eleven months ended November 30, 2012; and (iii) a 12.5% decrease in non-recurring charges from Ps.6.3 in the eleven months ended November 30, 2011 to Ps.5.5 in the eleven months ended November 30, 2012.  Non-recurring charges mainly consisted of one-time installation charges.

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us.  During the eleven months ended November 30, 2012, our RGU increased by 50,604.  As of November 30, 2012, we reported a total of 606,873 RGUs, an increase of 9.1% in comparison to the same period last year.

The following table sets forth our RGUs by type of customer at November 30, 2012 and 2011 and the percentage variation:

	At November 30,
	2012	2011	% Change
Residential	481,366	421,812	14.1
Commercial	69,674	68,155	2.3
Public Telephony	36,746	40,584	(9.5)
Wholesale lines	19,087	25,718	(25.8)
Total lines	606,873	556,269	9.1

Operating Costs and Expenses

Our operating costs and expenses decreased 5.4% from Ps.2,176.8 million in the eleven months ended November 30, 2011 to Ps.2,058.9 million in the eleven months ended November 30, 2012.  This decrease was primarily the result of:

•                  a Ps.83.5 million, or 13.5% decrease in depreciation and amortization expenses mainly related to a reduction in capital investments;

•                  a Ps.83.1 million, or 51.4% decrease in lower fixed-to-mobile national interconnection costs;

•                  a Ps.108.3 million, or 14.4% decrease in selling, general and administrative expenses primarily due to (i) a Ps.34.2 million decrease in salaries, wages and benefits due to a decrease in headcount of senior management drawing high salaries and (ii) a Ps.78.1 million decrease in external advisors expenses and bad debt expenses due to a decrease in customer delinquency rates; and

•                  a Ps.42.9 million, or 45.1% decrease related to public telephony as a result of a decrease in the availability of public telephones and a decrease in the average usage per payphone.

These decreases were partially offset by a Ps.131.9 million increase in long distance interconnection costs, a Ps.20.9 million increase in other technical and general expenses and a Ps.22.4 million increase in maintenance expenses.

Net Financing Cost

Our net financing cost was Ps.37.7 million in the eleven months ended November 30, 2012, a 92.8% decrease from Ps.522.3 million in the eleven months ended November 30, 2011.

The following table sets forth our net financing costs for the periods indicated below:

	For the Eleven Months Ended November 30,
	2012		2011		% Change
	(in millions, except for percentages) (IFRS)
Interest expense	Ps.	(268.0)	Ps.	(289.6)	7.5
Interest income	7.2		2.3		(212.6)
Foreign currency gain (loss)	116.2		(239.1)		148.6
Gain on repurchase of senior notes	98.1		0		0
Capitalized interest	8.8		4.1		(114.6)
Total	Ps.	(37.7)	Ps.	(522.3)	92.8

The increase in comprehensive cost of financing was primarily due to:

•                  a Ps.26.5 million or 9.2% decrease in net interest expense and interest gain.  During the eleven months ended November 30, 2012 interest expense increased by Ps.26.3 million when compared to the eleven months ended November 30, 2011, due to exchange rate variations of the Mexican Peso in relation to the U.S. dollar.  Interest expense on our U.S. dollar-denominated debt, as expressed in pesos in our financial statements, varies with exchange rate fluctuations.  Depreciation of the peso, results in increases in interest expense on a pesos basis.  For the eleven months ended November 30, 2012 interest gain increased by Ps.4.9 million when compared to the eleven months ended November 30, 2011 due to a lower cash investment;

•                  a Ps.116.2 million exchange rate gain for the eleven months ended November 30, 2012 compared to a net exchange rate loss of Ps.239.1 million recognized for the eleven months ended November 30, 2011 due to a depreciation of the Mexican peso by 0.7% during the eleven months ended November 30, 2012 compared with a peso depreciation of 16.7% during the eleven months ended November 30, 2011; and

•                  a Ps.4.7 million increase in capitalized interest, generated by the number of projects still in construction or under progress.

Tax Provisions

We recorded a tax credit of Ps.18.4 million during the eleven months ended November 30, 2012 mainly due to the tax provision of some of our affiliates, compared to a tax debit of Ps.14.3 million registered in the eleven months ended November 30, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The information presented below is presented in accordance with MFRS, unless otherwise indicated.

Net revenues

Our net revenues decreased 7.8%, from Ps.2,577.4 million in 2010 to Ps.2,375.9 million in 2011.  The decrease was primarily due to the following factors:

•                  Residential revenues represented 41.9% of total revenues during 2011, compared with 40.3% in the previous year of 2010.  Revenues in the residential business reached Ps.994.7 million in 2011, a decrease of 4.3% or Ps.45.2 million in comparison to Ps.1,040.0 million in 2010.  The decrease in revenues was due to a decrease in voice services by approximately Ps.135.2 million and a decrease in mobile services by Ps.0.3 million due to a lower usage rate and a reduction in monthly fees on recurring charges.  The decrease in residential revenues was partially offset by an increase in paid TV services by approximately Ps.31.1 million and an increase in data revenues by approximately Ps.58.4 million.

•                  Commercial revenues represented 25.5% of total revenues during 2011, compared with 27.0% in 2010.  Revenues in the commercial business totaled Ps.607.0 million in 2011, a decrease of 12.3% or Ps.85.8 million in comparison to Ps.692.7 million in the year 2010.  This decrease in revenues was explained by a decrease of Ps.95.0 million in voice services mainly due to a decrease in our sales rate; offset in part by an increase of Ps.8.6 million in data services.

•                  Public telephony represented 9.8% of total revenues during 2011 in comparison with 14.7% in 2010.  Revenues in this segment totaled Ps.232.8 million in 2011, a decrease of 38.4% compared to Ps.378.3 million in 2010.  The decrease in the public telephony business was primarily driven by a decreased in the availability of public telephones and a decrease in the average usage per phone.

•                  In 2011, wholesale revenues totaled Ps.526.9 million, an increase of 16.3% in comparison to Ps.452.9 million in the same period in 2010.  The increase in the wholesale business was mainly driven by higher traffic.

•                  Revenue from other services accounted for 0.6% or Ps.14.6 million of total revenues in 2010 an increase, from the Ps.13.4 million recorded in the same period last year.  Other revenues are primarily comprised of lease of microwave frequencies.

The following table sets forth our revenues for the periods indicated below:

	For the Year Ended December 31,
	2011		2010		% Change
	(in millions, except for percentages) (MFRS)
Residential	Ps.	994.7	Ps.	1,040.0	(4.3)
Commercial	607.0		692.7		(12.3)
Public Telephony	232.8		378.4		(38.4)
Wholesale	526.9		452.9		16.3
Other revenue	14.6		13.4		8.9
Total Revenues	Ps.	2,375.9	Ps.	2,577.4	(7.8)

The following table presents a breakdown of our ARPU for voice lines for the periods indicated below:

	For the Year Ended December 31,
	2011		2010		% Change
Monthly charges	Ps.	125.3	Ps.	158.2	(20.8)
Usage	175.2		229.9		(23.8)
Subtotal	300.5		388.1		(22.6)
Non-recurring	6.5		3.7		75.6
Total	Ps.	307.1	Ps.	391.8	(21.6)

Total ARPU (we calculate average revenue per user by dividing the total voice revenues for a given period by the average number of voice lines, excluding wholesale lines, in service during such period) decreased 21.6% from Ps.391.8 in 2010 to Ps.307.1 in 2011.  The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 20.8% from Ps.158.2 in 2010 to Ps.125.3 in 2011; (ii) a 23.8% decrease in usage from Ps.229.9 in 2010 to Ps.175.2 in 2011; and (iii) a 75.6% increase in non-recurring charges from Ps.3.7 in 2010 to Ps.6.5 in 2011.  Non-recurring charges mainly consisted of installation charges.

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us.  During 2011, RGUs decreased by 1,100.  As of December 31, 2011, we reported a total of 555,464 RGUs, a decrease of 0.2% in comparison to the same period last year.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2011 and 2010 and the percentage variation:

	At December 31,
	2011	2010	% Change
Residential	424,121	417,756	1.5
Commercial	67,826	68,600	(1.1)
Public Telephony	37,769	41,124	(8.1)
Wholesale lines	25,748	29,084	(11.4)
Total lines	555,464	556,564	(0.1)

Operating Costs and Expenses

Our operating costs and expenses decreased 13.8% from Ps.2,614.7 million in 2010 to Ps.2,254.0 million in 2011.  This decrease was primarily the result of:

•                  a Ps.346.9 million, or 35.1% decrease in network operating services resulting mainly from (i) a Ps.124.9 million decrease in fixed-to-mobile interconnection costs, (ii) a Ps.107.0 million decrease in fixed-to-mobile national interconnection costs, (iii) a Ps.70.1 million decrease related to long distance interconnection costs, and (iv) a Ps.69.2 million decrease related to public telephony, circuit and port leases and internet services;

•                  a Ps.2.4 million, or 18.2% decrease in installation costs;

•                  a Ps.21.3 million, or 3.0% decrease in depreciation and amortization expenses mainly related to reductions in capital investments; and

•                  a Ps.11.9 million, or 1.5% increase in selling, general and administrative expenses primarily due to a (i) a Ps.31.9 million increase in external advisors expenses and bad debt expenses primarily due to an increase in customer payment delinquencies, offset in part by (ii) a Ps.20.1 million decrease in salaries, wages and benefits due to the restructuring of our employee base.

This decrease was partially offset by a Ps.24.3 million increase mainly due to higher data and TV content cost and a Ps.1.9 million, or 1.6% increase in technical expenses primarily due to (a) a Ps.0.7 million decrease in insurance costs and (b) a Ps.1.2 million decrease in other technical expenses.

Comprehensive Cost of Financing

Our comprehensive cost of financing was Ps.543.7 million in 2011, a 132.8% increase compared to Ps.233.5 million in 2010.

The following table sets forth our comprehensive cost of financing for the periods indicated below:

	For the Year Ended December 31,
	2011		2010		%
	(in millions, except for percentages) (MFRS)
Interest expense - net	Ps.	(311.9)	Ps.	(310.6)	0.4
Exchange gain (loss) - net	(245.8)		73.3		(435.3)
Capitalized interest	14.0		3.8		268.4
Total comprehensive cost of financing	Ps.	(543.7)	Ps.	(233.5)	(132.8)

The increase of comprehensive cost of financing was primarily due to:

•                  a Ps.1.3 million or 0.4% increase in net interest expense.  For 2011 interest paid was Ps.9.9 million lower when compared to 2010, due to the change in exchange rate.  Interest expense on our U.S. dollar-denominated debt, as expressed in pesos in our financial statements, varies with exchange rate fluctuations.  Depreciation of the peso, results in increases in interest expense on a pesos basis.  For 2011 the interest gain was Ps.11.2 million lower than 2010 due to a lower cash balance in investments;

•                  a Ps.245.8 million exchange rate loss in 2011 compared to a net exchange rate gain of Ps.73 million in 2010 mainly due to a depreciation of the Mexican peso of 13.1% during 2011 compared with a peso appreciation of 5.4% during 2010; and

•                  a Ps.10.2 million increase capitalized interest, generated by our projects under construction or in progress.

Tax Provisions

We recorded a credit of Ps.16.6 million in taxes during 2011 mainly due to a tax provision of some companies of the group, compared to the debit of Ps.253.1 million registered in 2010, mainly derived from the impairment charge that was recognized in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The information presented below is presented in accordance with MFRS, unless otherwise indicated.

Net revenues

Our net revenues increased 0.6%, from Ps. 2,562.5 million in 2009 to Ps. 2,577.4 million in 2010.  The increase was primarily due to the following factors:

•                  Residential revenues represented 40.3% of total revenues during 2010, compared with 36.2% in 2009.  Revenues in the residential business reached Ps.1,039.9 million in 2010, an increase of 12.0% or

Ps.111.2 million in comparison to Ps.928.7 million in 2009.  The increase in revenues is a combination of an increase in voice services by approximately Ps.34.7 million, an increase in paid TV services by approximately Ps.48.3 million, an increase in data revenues by approximately Ps.27.1 million due to an increase in RGUs and an increase in mobile services by Ps.1.0 million.

•                  Commercial revenues represented 27.0% of total revenues during 2010, compared with 30.7% in 2009.  Revenues in the commercial business totaled Ps.692.7 million in 2010, a decrease of 12.1% or Ps.95.3 million in comparison to Ps.788 million in the year 2009.  This decrease in revenues was explained by a decrease of Ps.73 million in voice services and a decrease of Ps.19.9 million in data services.

•                  Public telephony represented 14.8% of total revenues during 2010 in comparison with 17.9% in 2009.  Revenues in this segment totaled Ps.378.4 million in 2010, a decrease of 17.9% compared to Ps.460.7 million in 2009.  The decrease in the public telephony business was primarily due to a decrease in the availability of public telephones and a decrease in the average usage per phone.

•                  In 2010, wholesale revenues totaled Ps.452.9 million, an increase of 21.7% in comparison to Ps.372.2 million in the same period in 2009.  The increase in the wholesale business was mainly driven by higher traffic.

•      Revenue from other services accounted for 0.5% or Ps.13.4 million of total revenues in 2010 an increase, from the Ps.12.9 million recorded in the same period last year.  Other revenues are primarily comprised of lease of microwave frequencies and CPE sales.

The following table sets forth our revenues for the periods indicated below:

	For the Year Ended December 31,
	2010		2009		% Change
	(in millions, except for percentages) (MFRS)
Residential	Ps.	1,040.0	Ps.	928.7	12.0
Commercial	692.7		788.0		(12.1)
Public Telephony	378.4		460.7		(17.9)
Wholesale	452.9		372.2		21.7
Other revenue	13.4		12.9		3.5
Total Revenues	Ps.	2,577.4	Ps.	2,562.5	0.6

The following table presents a breakdown of our ARPU for voice lines for the periods indicated below:

	For the Year Ended December 31,
	2010		2009		% Change
Monthly charges	Ps.	158.2	Ps.	161.9	(2.3)
Usage	229.9		249.4		(7.8)
Subtotal	388.1		411.3		(5.6)
Non-recurring	3.7		5.2		(28.8)
Total	Ps.	391.8	Ps.	416.5	(5.9)

Total ARPU decreased 5.9% from Ps.416.5 in 2009 to Ps.391.8 in 2010.  The major changes in absolute and relative terms were: (i) a decrease in monthly charges of 2.3% from Ps.161.9 in 2009 to Ps.158.2 in 2010; (ii) a 7.8% decrease in usage from Ps.249.4 in 2009 to Ps.229.9 in 2010; and (iii) a 28.8% decrease in non-recurring charges from Ps.5.2 in 2009 to Ps.3.7 in 2010.

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us.  During 2010, we added a total of 42,979 RGUs.  As of December 31, 2010, we reported a total of 556,564 RGUs, an increase of 8.4% in comparison to the same period last year primarily due to an increase of 51,755 residential RGUs, primarily due to a 48,853 increase in data and TV RGUs, offset by a decrease of 12,481 commercial voice lines.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2010 and 2009 and the percentage variation:

	At December 31,
	2010	2009	% Change
Residential	417,756	366,001	14.1
Commercial	68,600	81,081	(15.4)
Public Telephony	41,124	41,393	(0.6)
Wholesale lines	29,084	25,110	15.8
Total lines	556,564	513,585	8.4

Operating Costs and Expenses

Our operating costs and expenses increased 1.7% from Ps.2,569.7 million in 2009 to Ps.2,614.7 million in 2010.  This increase was primarily the result of:

•                  a Ps.3.8 million, or 0.4%, increase in network operating services resulting mainly from (i)  a Ps.77.0 million increase in fixed-to-mobile interconnection costs, (ii) a Ps.5.1 million increase related to our paid TV content and internet services, (iii) a Ps.4.7 million increase related to public telephony, circuit and port leases and internet services;

•                  a Ps.15.0 million, or 11.2%, decrease in technical expenses primarily due to (i) a Ps.4.2 million decrease in utilities costs and (ii) a Ps.10.8 million decrease in other technical expenses;

•                  a Ps.62.6 million, or 9.8%, increase in depreciation and amortization expenses mainly related to new capital investments in telecommunications equipment; and

•                  a Ps.7.8 million, or 1.0% decrease in selling, general and administrative expenses primarily due to a Ps.37.2 million decrease in salaries, wages and benefits, partially offset by Ps.29.4 million higher marketing expenses, leases expenses, external advisors expenses and billing expenses

This increase was partially offset by a Ps.83.0 million decrease on long distance interconnection costs as a result of lower customer usage and a Ps.1.4 million, or 11.6% increase in installation expenses;

Comprehensive Cost of Financing

Our comprehensive cost of financing was Ps.233.5 million in 2010, a 21.3% decrease compared to Ps.296.8 million in 2009.

The following table sets forth our comprehensive cost of financing for the periods indicated below:

	For the Year Ended December 31,
	2010		2009		% Change
	(in millions, except for percentages) (MFRS)
Interest expense - net	Ps.	(310.6)	Ps.	(322.9)	(3.8)
Exchange gain (loss) - net	73.3		8.0		816.3
Capitalized interest	3.8		18.1		(79.0)
Total comprehensive cost of financing	Ps.	(233.5)	Ps.	(296.8)	(21.3)

The increase of comprehensive cost of financing was primarily due to:

•                  a Ps.12.3 million or 3.8% decrease in net interest expense as a result of a lower average outstanding balance of debt during 2010 compared to 2009;

•                  a Ps.73.3 million exchange rate gain in 2010 compared to a net exchange rate gain of Ps.8.0 million in 2009 mainly due to an appreciation of the Mexican peso of 5.4% during 2010 compared with a peso appreciation of 3.5% during 2009;

•                  a Ps.14.3 million decrease in capitalized interest mainly due to an appreciation of the Mexican peso as previously explained and a reduction on the our capital expenditure program for 2010.

Tax Provisions

We recorded a debit of Ps.253.1 million in taxes during 2010 mainly due to a tax provision as a result of consecutive financial losses, compared to the credit of Ps.61.5 million registered in 2009, mainly derived from the impairment charge that was recognized in 2010 due to the technical discounted cash flow analysis required under MFRS accounting.

Liquidity and Capital Resources

Overview

Our business is capital intensive.  We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors.  As of November 30, 2012, we had Ps. 211.4 million (US$16.2 million) of cash and temporary investments.  As of January 1, 2013, we had Ps. 161.4 million (US$12.4 million) of cash and temporary investments. As of February 1, 2013, we had Ps. 89.9 million (US$7.1 million) of cash and temporary investments.

As of November 30, 2012 we had Ps.419.2 million (US$32.2 million) in working capital as defined by us as current assets (excluding cash and cash equivalents) less current liabilities (excluding current installments of obligations under capital leases and accrued interest) which differs from the commonly used definition of total current assets less current liabilities.  We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States of America.  These security accounts bear interest at money market levels.  The remainder of our cash is deposited with Mexican banks and invested daily in Mexican peso denominated interest bearing securities.

Our principal uses of cash have included debt service, capital expenditures and working capital.  We expect that these will remain our principal uses of cash in the future.  We expect to use approximately Ps.653.2 million (US$50.1 million) of cash during 2013 to fund capital expenditures in connection with network maintenance for the operation of our business.  We used Ps. 507.2 million (US$38.9 million) of cash through November 30, 2012 to fund capital expenditures in connection with our network maintenance and build-out.  As of November 30, 2012 the estimated cost remaining to conclude the network build-out construction in progress was Ps. 222.8 million and management expects to conclude such build-outs before June 30, 2013.

Liquidity

As of November 30, 2012, we had Ps. 211.4 million (US$16.2 million) of cash and temporary investments.  As of January 1, 2013, we had Ps. 161.4 million (US$12.4 million) of cash and temporary investments. As of February 1, 2013, we had Ps. 89.9 million (US$7.1 million) of cash and temporary investments.

The following table shows the generation and use of cash in 2009, 2010 and 2011 and in the eleven months ended November 30, 2011 and 2012.

	December 31,			Eleven Months Ended November 30,
	2009	2010	2011	2011	2012
	(MFRS)			(IFRS)
				(Unaudited)
	(in thousands of pesos)
Net resources provided by (used in) operating activities	597,212	378,417	760,979	674,538	646,371
Net resources provided by (used in) investing activities	(909,989)	(712,686)	(438,397)	(371,998)	(506,046)
Net resources provided by (used in) financing activities	(291,285)	(277,850)	(301,226)	(128,979)	(325,469)
Cash and cash equivalents at period end	987,343	375,224	396,580	548,785	211,436

Resources Provided by Operating Activities

For the eleven months ended November 30, 2012, resources provided by operating decreased by Ps.28.2 million from the same period in 2011.  This decrease was mainly due to a decrease of Ps.53.8 million in cash generation as a result of a decrease of Ps.423.5 million in net loss and a decrease of Ps.477.3 million in non-cash items included in the net loss.  In addition an increase of Ps.25.6 million in resources was the result of changes in working capital items, mainly due to (i) a Ps.120.3 million decrease in resources from cash generation from accounts receivable from Ps.205.8 million generated in the eleven months ended November 30, 2011 to Ps.85.4 million generated in the eleven months ended November 30, 2012; (ii) a Ps.237.7 million increase in resources resulting from an increase in liabilities from Ps.83.8 million used in the eleven months ended November 30, 2011 to Ps.153.9 million generated in the eleven months ended November 30, 2012; and (iii) a Ps.23.4 million decrease in resources resulting from an increase in inventory from Ps.14.7 million generated in the eleven months ended November 30, 2011 to the Ps.8.7 million used in the eleven months ended November 30, 2012.

For the year ended December 31, 2011, resources provided by operating activities were Ps.382.5 million higher than in 2010, as calculated under MFRS.  This increase was mainly driven by an increase of Ps.206.1 million in cash generation as a result of a decrease of Ps.378.7 million of net loss and a decrease of Ps.172.6 million in non-cash items included in the net loss.  In addition Ps.176.5 million increase in resources were result of changes in working capital items, as a result of (i) a Ps.78.0 million increase in resources resulting from an increase in cash generation from accounts receivable when compared to the Ps.18.1 million used in 2010 with the Ps.59.9 million generated in 2011; (ii) a Ps.7.3 million increase in resources resulting from an increase in liabilities when compared the Ps.151.8 million resources used in 2010 with the Ps.144.5 million resources used in 2011; and (iii) a Ps.26.1 million increase in resources resulting from a decrease in inventory, when compared to the Ps.9.3 million used in 2010 with the Ps.16.8 million generated in 2011.

For the year ended December 31, 2010, resources used by operating activities were Ps.218.8 million lower than in 2009.  This decrease was mainly driven by a decrease of Ps.20.6 million as a result of an increase of Ps.566.7 million of net loss and an increase of Ps.546.1 million in non-cash items included in the net loss.  In addition Ps.198.2 million decrease in resources were the result of changes in working capital items, as a result of (i) a Ps.37.8 million decrease in resources resulting from a decrease in accounts receivable when compared to the Ps.19.6 million generated in 2009 with the Ps.18.1 million used in 2010; (ii) a Ps.168.2 million decrease in resources resulting from a decrease in liabilities and increase in other assets when compared to the Ps.16.4 million used in resources provided in 2009 with the Ps.151.8 million used in resources provided in 2010; and (iii) a Ps.33.8 million decrease in resources resulting from a decrease in inventory, when compared to the Ps.24.5 million generated in 2009 with the

Ps.9.3 million used in 2010.

Resources Provided by Financing Activities

For the eleven months ended November 30, 2012, net resources used for financing activities increased by Ps.196.5 million compared to the same period in 2011.  This increase was mainly due to (i) Ps.182.3 used to repurchase senior notes; (ii) Ps.13.4 million used to pay interest on the 2014 notes; (iii) Ps.0.8 million used for our stock option program in the eleven months ended November 30, 2012; and (iv) Ps.0.2 million used for vendor financing in the eleven months ended November 30, 2012.

For the year ended December 31, 2011, net resources generated by financing activities decreased by Ps.23.4 million compared to 2010.  This decrease was mainly due to (i) Ps.3.8 million used for the payment of interest on our senior notes due 2014; (ii) a Ps.0.7 million expense generated by the stock option program in 2011; (iii) Ps.9.1 million used as vendor financing in 2011; and (iv) Ps.9.8 million used for our shares repurchase program.

For the year ended December 31, 2010, net resources generated by financing activities increased by Ps.13.4 million compared to 2009.  This decrease was mainly due to (i) Ps.10.9 million used for the payment of interest on our senior notes due 2014; (ii) a Ps.12.4 million expense generated by the stock option program in 2010; (iii) Ps.4.4 million generated from the vendor financing in 2010; (iv) Ps.2.5 million generated from shares repurchase program and other financing activities in 2010; and (v) Ps.5.0 million generated from other financing activities.

Resources Used for Investing Activities

For the eleven months ended November 30, 2012, net resources used for investing activities increased by Ps.134.0 million.  This increase was mainly attributable to an increase in investment in telephone equipment.

For the year ended December 31, 2011, net resources used for investing activities increased Ps.274.3 million.  This increase was mainly attributable to an increase in investment in telephone equipment.

For the year ended December 31, 2010, net resources used for investing activities decreased Ps.197.3 million.  This decrease was mainly attributable to a decrease in investment in telephone equipment.

Financing Sources

Upon the consummation of the Recapitalization Transactions, the Purchaser will inject approximately US$45.0 million into our business, which is expected to occur within one month of the closing of the Equity Tender Offer.  For more information, see “The Recapitalization Transactions.”

On October 18, 2007, we issued a total of 355,517,292 shares of Series A common stock, including the primary and secondary portions and the overallotment option, in our initial public offering.  During the initial public offering 853,592 options were exercised.  Immediately following the closing of our initial public offering, our outstanding capital stock consisted of 789,818,829 shares of Series A common stock, 1,528,827 shares of which represent the fixed portion of our capital stock and 788,290,002 shares of which represent the variable portion of our capital stock.  We received US$244.0 million in net proceeds from the initial public offering.

On July 21, 2006, the Grupo VAC Investors subscribed for 78,813,503 common shares resulting in a US$31.2 million increase in our equity, equivalent to 16.34% of our then-current total shares.  As part of the transaction, we received US$22.7 million in cash.

On December 20, 2006, we completed a private placement of US$150 million aggregate principal amount of senior notes due 2014.  In addition, on January 10, 2007 and September 5, 2007, we completed supplemental private placements of our senior notes due 2014, each in the amount of US$25 million.  Interest on the senior notes due 2014 accrues at the rate of 11% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2007.  We used approximately US$100.5 million of the proceeds from these offerings to redeem our outstanding senior notes due 2007 and senior step-up notes due 2009 and to repay our 133/4% B series bonds, our then existing credit facilities and certain vendor financings.

The indenture governing our senior notes due 2014 contains certain covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of our subsidiaries to pay dividends or other payments by them, sell assets, merge or consolidate with other entities and enter into transactions with affiliates.  As of November 30, 2012, we are in compliance with all of the covenants contained in the indenture governing our senior notes due 2014.  The indenture governing the senior notes due 2014 prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2008 and on or before December 31, 2009 and (ii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2010, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom).  Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries (no such stock was outstanding as of December 31, 2009) to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two.  Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:

•                  indebtedness, not to exceed US$10.0 million at any time outstanding, represented by capital lease obligations, financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the permitted business of the company, in an aggregate principal amount, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, defease or discharge any such indebtedness;

•                  hedging obligations for the purpose of managing our exposure to fluctuations in interest rates with respect to indebtedness permitted to be incurred by us pursuant to the indenture or protecting us against currency fluctuations in the ordinary course of business and not for speculative purposes; and

•                  indebtedness not to exceed US$10.0 million in an aggregate principal amount at any time outstanding, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, defease or discharge such indebtedness.

The indenture governing our senior notes due 2014 contains events of default, including, without limitation, (subject to customary grace periods, cure rights and materiality thresholds) defaults based on (i) the failure to make payments of interest or principal when due, (ii) breaches of covenants, (iii) cross-defaults and cross acceleration to other material indebtedness, (iv) bankruptcy events, (v) material judgments and (vi) the actual or asserted invalidity of any guarantee.  If any such event of default occurs, the notes could be declared due and immediately payable.  Subject to certain exceptions, the indenture prohibits us and any of our restricted subsidiaries from entering into an affiliate transaction, unless (i) the transaction is on terms no less favorable to us or the relevant restricted subsidiary than those that would have been obtained in a comparable transaction by us or such restricted subsidiary with an unrelated entity; (ii) in transactions involving in excess of US$1.0 million, a majority of the disinterested directors have determined that the transaction complies with (i); and (iii) in transactions involving in excess of US$6.0 million, we deliver to the trustee a fairness opinion from an investment banking firm of national standing.

Indebtedness

Our consolidated debt as of November 30, 2012 was Ps. 2,444.1 million (US$187.5 million), of which Ps. 2,313.3 million (US$177.4 million) was long-term debt, all of which was denominated in U.S. dollars.  Our leverage ratio, as defined by the indenture governing our senior notes due 2014, was 1.1:1.0 as of November 30, 2012.

During 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to $150 million aggregate principal amount of our senior notes due 2014, for the payments during period from June 2008 to December 2010.

In December 2009, we unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to US$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.

In March 2010 we unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley, A.G. that minimize the exchange rate risk related to the coupon payments with respect to US$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.

As of the date of this supplemental disclosure statement, we have unwound all of our outstanding swap agreements, resulting in a gain of US$1.8 million.  We also recovered US$1.5 million held in a collateral account at Morgan Stanley.

The following table presents a breakdown of our consolidated debt as of November 30, 2012:

	As of November 30, 2012 (1)
	(pesos and U.S. dollars in thousands)
Short-term and long-term vendor financing:
Vendor financing denominated in pesos	Ps.	11,085	US$	850
Vendor financing denominated in U.S. dollars	—		—
Total vendor financing	11,085		850
Long-term payable notes denominated in U.S. dollars:
US$200 million senior secured notes (US$150 million issued on December 20, 2006 and US$25 million issued on each of January 10, 2007 and September 5, 2007) bearing interest at a rate of 11%, maturing on December 15, 2014	2,308,979		177,107
Accrued interest	124,022		9,513
Total long-term payable notes denominated in U.S. dollars	Ps.	2,433,001	US$	186,620

Total Indebtedness	Ps.	2,444,086	US$	187,470

(1)   Peso amounts were converted to U.S. dollars at the exchange rate of Ps. 13.0372 per US$1.00, as reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on November 30, 2012.  Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Capital Expenditures

Through November 30, 2012, we have invested Ps.10,784.8 million in the build-out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments.  This amount includes Ps.143.9 million paid to obtain all of our frequency rights.  Our capital expenditures as of November 30, 2012 amounted to Ps. 507.2 million (US$38.9 million).  The expected capital expenditures required to keep our business operational for 2013 are approximately Ps. 177.4 million (U.S.$13.6 million) which mainly consists of network and information technology infrastructure maintenance and support and will be funded primarily by the cash generated from operating activities.

Through December 31, 2011, we had invested Ps. 10,391.5 million in the build-out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments.  This amount includes Ps. 143.9 million paid to obtain all of our frequency rights.  Our 2011 capital expenditures amounted to Ps. 419.6 million (US$30 million).

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of November 30, 2012:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of Pesos)
Long-term debt obligations	2,308,979	—	2,308,979	—	—
Capital lease and vendor financing accrued interest at November 30, 2012	11,085	6,116	4,969	—	—
Accounts payable to Grupo VAC Investors(1)	25,097	1,276	2,552	2,552	18,717
Debt obligation interest	634,969	253,988	380,982	—	—
Operating lease obligation	294,524	84,801	102,496	107,227	—
Interest to account payable to Grupo VAC Investors	20,119	1,982	3,655	3,244	11,238
Total	3,294,436	348,162	2,803,633	113,023	29,955

(1)                     We have entered into an agreement to pre-pay all of our outstanding obligations to the Grupo VAC Investors at the time of the consummation of the Recapitalization transactions.  For more information, see “Business—Legal Proceedings.”

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We currently believe that increases in interest rates in the international markets will not have a material direct adverse impact on our financial results or cash flows because as of November 30, 2012, all of our debt bears fixed rates of interest.  Our results and cash flows could be impacted if additional financing is required in the future and interest rates are higher.

Foreign Currency Fluctuation

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar.  Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure.  As of November 30, 2012, the amount of debt denominated in U.S. dollars was Ps. 2,444.1 million.

Depreciation of the peso against the U.S. dollar results in an increase of our U.S. dollar-denominated revenues from our wholesale business segment and expenses as reported in pesos.  Conversely, appreciation in the value of the peso against the U.S. dollar results in decreases to U.S. dollar-denominated revenue and expenses as reported in pesos.

Interest expense on our U.S. dollar-denominated debt, as expressed in pesos in our financial statements, varies with exchange rate fluctuations.  Depreciation of the peso, results in increases in interest expense on a pesos basis.

We record foreign exchange gains or losses when the peso appreciates or depreciates against the U.S. dollar.  Because our U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed, our U.S. dollar-denominated monetary assets, depreciation of the peso, against the U.S. dollar will result in foreign exchange losses.

The peso-to-dollar exchange rate may experience significant devaluations in the future.  Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including our senior notes due 2014 and the notes being offered hereby in exchange for the senior notes due 2014.  In order to diminish the negative effects of a peso devaluation in May 2007, we entered into currency swap transactions with the banks Morgan Stanley A.G. and Merrill Lynch Capital Markets A.G. to minimize the exchange rate risks related to the coupon payments with respect to US$150 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2008 to December 2010.  In December 2009, the company unwound the swap with Morgan Stanley A.G. and entered into a new swap with the same bank that covers the exchange rate risk related to the coupon payments with respect to US$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014

In March 2010 we unwound the swap with Merrill Lynch Capital Markets A.G. and entered into a new cross currency swap transaction with Morgan Stanley A.G. that minimizes the exchange rate risk related to the coupon payments with respect to US$75 million aggregate principal amount of the senior notes due 2014, for payments during the period from June 2010 to December 2014.

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of Maxcom continues to decline.  In counterpart, we agreed to deposit US$1.5 million in a collateral account with Morgan Stanley.

As of the date of this supplemental disclosure statement, we have unwound all of our outstanding swap agreements, resulting in a gain of US$1.8 million.  We also recovered US$1.5 million held in a collateral account at Morgan Stanley.

At November 30, 2012, an immediate 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense (related to the interest payments on the US$50 million aggregate principal amount of our senior notes due 2014 not covered by the currency swaps) by approximately Ps.7.2 million over a one-year period.  As of February 6, 2013, we unwound all of our currency swaps and a 10% devaluation of the peso relative to the U.S. dollar would have increased our interest expense by approximately Ps. 28.7 million over a one-year period.  In addition, any further decrease in the value of the peso may negatively affect the value of Mexican securities such as ours.

Principal Differences Between MFRS and U.S. GAAP and IFRS

The financial information as of and for the years ended December 31, 2011, 2010 and 2009 included in this supplemental disclosure statement is prepared and presented in accordance with MFRS, which differs in certain significant respects from U.S. GAAP.  See note 21 to the Annual Financial Statements included herein for (i) a description of the principal differences between MFRS and U.S. GAAP applicable to us, (ii) for a reconciliation of stockholders’ equity to U.S. GAAP as of December 31, 2011 and 2010, (iii) for a reconciliation of our net income (loss) for each of the years ended December 31, 2011, 2010 and 2009, and (iv) for a description of the principal differences in classification between the statements of cash flows as of December 31, 2011, 2010 and 2009 under MFRS and the requirements under U.S. GAAP for statements of cash flows.

The financial information as of and for the eleven months ended November 30, 2012 and 2011 included in this supplemental disclosure statement is prepared and presented in accordance with IFRS, which differs in certain significant respects from MFRS.  The reconciliation of the effects of the transition from MFRS to IFRS as of January 1, 2011, November 30, 2011 and December 31, 2011 is disclosed in note 23 to the Interim Unaudited Financial Statements.  We have not prepared a reconciliation of our financial statements as of and for the years ended December 31, 2010 and 2009 to IFRS and have not quantified such differences.

Recent IFRS Accounting Pronouncements

IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets.  Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions relating to financial liabilities.  The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010 and 2009) become effective for annual periods beginning on or after January 1, 2015 with early adoption permitted.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities (2011)

IFRS 10 introduces a single control model to determine whether an investee should be consolidated.  Under IFRS 11, the structure of the joint arrangement, although still an important consideration, is no longer the main factor in determining the type of joint arrangement and therefore the subsequent accounting.

IFRS 12 brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 requires the disclosure of information about the nature, risks and financial effects of these interests.

These standards become effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 13 Fair Value Measurement (2011)

IFRS 13 provides a single source of guidance on how fair value is measured and replaces the fair value measurement guidance that is currently dispersed throughout IFRS.  Subject to limited exceptions, IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs.  IFRS 13 becomes effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IAS 19 Employee Benefits (2011)

IAS 19 (2011) changes the definition of short-term and other long-term employee benefits to clarify the distinction between the two.  For defined benefit plans, the accounting policy choice for recognition of actuarial gains and losses was removed. These effects must be recognized directly within other comprehensive income.  IAS 19 (2011) becomes effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

Critical Accounting Policies

We have identified certain key accounting estimates on which our financial condition and results of operations are dependent.  These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions which affected the amounts reported in the financial statements.  We base our estimates on historical information, where applicable and other assumptions that we believe are reasonable under the circumstances.

Actual results may differ from our estimates under different assumptions or conditions.  In addition, estimates routinely require adjustments based on changing circumstances and the receipt of new or more accurate information.  In the opinion of our management, our most critical accounting estimates under MFRS and IFRS are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for fair value of derivatives and other financial instruments, valuation of non-current assets, other intangible assets, income taxes and employee benefit obligations, revenue recognition from bundled contracts, estimates related to revenues and determination of allowance for doubtful accounts receivable.  For a full description of all of our accounting policies, see our Annual Financial Statements and Interim Unaudited Financial Statements included in this supplemental disclosure statement.

Applications of Critical Accounting Policies and Estimates

We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent.  These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances.  Actual results may differ from our estimates under different assumptions or conditions.  In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.  In the opinion of our management, our most critical accounting estimates under MFRS, U.S. GAAP and IFRS are those that require management to make estimates and assumptions that affect the reported amounts related to the carrying amount of telephone network systems and equipment, intangible assets, pre-operating expenses and frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets, inventories, construction in progress of telephone network systems and equipment and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits, revenue recognition from bundled contracts, estimates related to revenues and determination of allowance for doubtful accounts receivable.  For a full description of all of our accounting policies, see notes 5 and 21 to the consolidated financial statements included in this document.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements.  We consider an accounting estimate to be critical if:

•                  it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•                  changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Fair Value of Stock Options and Warrants

Stock options and warrants granted to members of our board of directors, officers and employees require a fair value-based accounting at the grant date.  The total amount of compensation costs recognized for an award of stock based employee compensation is based on the fair value so determined.  Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s-length transaction.  We estimate fair values using option pricing models, which require the use of certain assumptions, such as expected term of the option, expected volatility, risk-free interest rate during expected term and expected dividend yield.  Those assumptions are subjective and involve management judgment.  The imprecision in estimating these factors may affect the amount of compensation cost recorded for stock-based employee compensation.

Allowance of Doubtful Accounts Receivable

The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments.  Determining our allowance for doubtful accounts receivable requires significant estimates.  Due to the large number of customers that we serve, it is impractical to review the creditworthiness of each of our customers, although a credit review is performed for business customers that request more than two lines.  We consider a number of factors in determining the proper size and timing for the recognition of and the amount of the allowance, including historical collection experience, customer base, current economic trends and the aging of the accounts receivable portfolio.  From this analysis, our current policy is to reserve in the amount of 90% and 100% of account receivable balance due over 90 but less than 119 days, and over 120 days, respectively, except when there is a negotiated agreement with a customer.  In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client.

In addition, in order to mitigate collection risk, our collection procedures include, but are not limited to,

periodic reminder phone calls once a customer is past due, suspension of service, use of a collection agency and disconnection of service, if needed.  Furthermore, within our network we have systems to detect fraudulent call activity.  If these systems fail to identify this activity, we may have to recognize a higher degree of uncollectible accounts.  While we believe that our estimates are reasonable, changes in our customer trends or any of the factors mentioned above could materially affect our bad debt expense.  At December 31, 2011, our provision for bad debt was Ps.504.6 million.  We consider this provision sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this provision in the future.

Revenue Recognition under MFRS and IFRS

Revenues from the sale of telephone equipment to clients are recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer.  Revenues from services are recognized as rendered.

Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.

Revenues from public telephony services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the financial statements.

Revenues from interconnection services are recognized on accrued basis.  We entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause.  In accordance with these agreements, if the imbalance between local calls originated from the other telephone company and completed by us, and the calls originated from us and completed by the other telephone company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services.  However, if the imbalance exceeds that percentage in a particular month, we or the other party are subject to a charge per minute.  The allowed aforementioned percentage of imbalance was 5% during the eleven months ended November 30, 2012 and the years ended December 31, 2011, 2010 and 2009.

We also have interconnection agreements for long-distance and mobile services with other telephony companies.  However, they do not include the clause of the “bill and keep” compensatory agreement.

Revenues from pay television services are recognized as rendered.

Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.

Revenue from bundled services is recognized in the month in which the services are provided.  Bundle revenues are distributed among voice, data, pay TV or mobile services.

We record an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client.  In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client.  Accounts handed over to our legal collection services are reserved up to 100%, or less depending on the success rate indicated by the attorney handling the account.

Valuation of Long-Lived Assets

We review fixed, definite lived intangible and other long-lived assets at least annually under NIF C-15, “Impairment of the Value of Long Lived Assets and their Disposal” and as of January 1, 2011 under IFRS IAS 36. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset for U.S. GAAP reporting and discounted cash flows to the carrying value of the asset for MFRS and IFRS.

If the total of the undiscounted cash flows is less than the carrying value under U.S. GAAP or discounted cash flows is less than the carrying value under MFRS and IFRS, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset.  In making such evaluations, we estimated the fair value of the long-lived assets as well as the undiscounted and discounted cash flows.  In determining our undiscounted and discounted cash flows, we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have on our ability to generate cash flow, as well as customer growth and the appropriate discount rate.  Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.

We also evaluate the useful lives used to depreciate our long-lived assets, periodically considering their operating and use conditions.  As a result, we changed the useful lives of our long-lived assets during 2007 based on reports from an independent third party specialist.  The useful lives of our public telephony equipment were changed from 17 to 8 years and we recognized additional depreciation charges in the amount of Ps.17.2 million in 2007.

During 2009, the Company performed a technical study on the remaining useful lives of the public telephony, fiber-optic networks and IPTV equipment, based on the opinion of a specialist.  As a result thereof, useful lives were increased from 17 to 23 years for public telephony equipment, from 17 to 24 years for fiber-optic networks equipment and from 10 to 23 years for IPTV equipment.  As a result of this change, the Company reduced depreciation charges by Ps.57.3 million related to these assets.

Upon adoption of the ASC Topic 360-10 (formerly Statement of Financial Account Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”) and NIF C-15 and IAS 17 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights.  Upon reassessment, we concluded that our concessions would be definite lived intangibles.  We periodically reassess the useful lives of our concessions, in case there is evidence of impairment the value for such assets is adjusted.

We evaluate values of long lived assets when there are events or changes that reveal an indication of potential impairment.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net income expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated net income, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset.  Given the current adverse economic circumstances we have faced, there have been indicators of potential impairment which have led us to test, our long-lived assets for impairments; involving significant judgment for the determination of fair value.

As of November 30, 2012 and December 31, 2011, no impairment charges were recognized as a result of such impairment test.

As of December 31, 2010, under MFRS the carrying amount of long-lived assets was higher than the expected discounted income at our theoretical rate for weighted average cost of capital under current market conditions.  The impairment charge (a non-cash item) calculated for 2010 amounted to Ps.528.7 million.  Said charge was proportionately distributed throughout the different asset classes.

As of December 31, 2009, no impairment charges were recognized as a result of such impairment test.

Inflation Effects

Our Annual Audited Financial Statements have been prepared in accordance with MFRS in effect as of the balance sheet date and include the recognition of the effects of inflation on the financial information through December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”) published by Banco de Mexico.

The accumulated percentage of inflation for the previous three year periods and the indexes used to recognize the effects of inflation for the year, are the following:

		Inflation
December 31,	NCPI	Year	Accumulated
2012	107.246	3.57%	12.26%
2011	103.551	3.82%	12.26%
2010	144.639	4.40%	15.19%
2009	138.541	3.57%	14.48%
2008	133.761	6.53%	15.01%
2007	125.564	3.76%	11.56%
2006	121.015	4.05%	13.10%

NIF B-10 “Effects of inflation” — NIF B-10 supersedes Bulletin B-10 “Recognition of the effects of inflation on the financial information” and its five amendment documents, as well as the related bulletins and IFRS 2.  The principal considerations established by this NIF are:

•                       Recognition of the effects of inflation — An entity operates in a) an inflationary economic environment when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; and b) non-inflationary economic environment, when inflation over the aforementioned period is less than 26%.  For case a), the comprehensive recognition of the effects of inflation is required, (similarly to Bulletin B-10 being superseded).  For case b), the effects of inflation are not recognized; however, at the effective date of this NIF and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in this case 2008), must be kept and shall be reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders’ equity.  Should the entity once more operate in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods where the environment was deemed as non-inflationary should be recognized retrospectively.

•                       Price index — the use of the NCPI or the change in the value of the UDI may be used for determining the inflation for a given period.

•                       Valuation of inventories and of foreign machinery and equipment — The possibility of using replacement costs for inventories and specific indexation for foreign machinery and equipment is no longer allowed.

•                       Equity adjustment for non-monetary Assets — On the effective date of this NIF, the unrealized portion of the equity adjustment for non-monetary assets, which is maintained in stockholders’ equity, should be identified to be reclassified to earnings of the year when the originating item is realized.  The realized portion or when is not practical to identify the unrealized portion, the realized and unrealized portions should be reclassified to retained earnings.

•                       Monetary Position Gains or Losses (included in Deficit/Excess in Equity Restatement) will be reclassified to retained earnings on the effective date of this NIF.

Deferred Taxes

Deferred income tax and, since January 1, 2008, deferred employees’ statutory profit sharing, are accounted for under the asset and liability method, however under IFRS no deferred profit sharing would be recognized.  Deferred income tax and employees’ statutory profit sharing assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of income taxes, for operating loss and asset tax carry forwards.  Deferred income tax and employees’ statutory profit sharing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax and employees’ statutory profit sharing assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets under MFRS.  Under IFRS, no valuation allowance is recognized, instead, deferred tax assets where recoverability is doubtful are not recognized. The valuation allowance under MFRS (the carrying value of the deferred tax assets) is based on management projections of future financial results.  Accordingly, we have created a valuation allowance under MFRS (recognized impairment) for the total amount of our deferred tax asset as we feel it is unlikely we will use our net operating loss carry forwards before they expire.

As of December 31, 2011, we had cumulative tax losses in aggregate of Ps.1,574.2 million that will be carried forward against future taxable income as follows:

Year of Loss	Amount		Year of Maturity
2011	185,913		2021
2010	3,505		2020
2009	483,103		2018
2008	292,439		2017
2007	80,663		2016
2006	135,683		2015
2005	86,611		2014
2004	38,533		2013
2003	267,758		2012
Total	Ps.	1,574,208

Under the tax law in force through December 31, 2007, companies must pay the greater of their Income Tax or Asset Tax.  Both taxes recognize the effects of inflation.

Starting January 1, 2008, we and our subsidiaries are subject to Income Tax and IETU at a legal entity level, which means that our subsidiaries are not consolidated for tax payment calculations.

Because management estimates that the tax payable in future years will be Income Tax, deferred tax effects as of December 31, 2011 and 2010 have been recorded on the Income Tax basis.

INDUSTRY

Mexico is the second largest country in Latin America in terms of population, with approximately 114 million people, a gross domestic product of US$1,155 billion and a gross domestic product per capita of over US$10,000 as of December 31, 2011, one of the highest GDPs per capita in Latin America.  The Mexican telecommunications market, the second largest in Latin America, is expected to generate approximately US$27,500 million in revenues in 2012 and is forecast to grow at a CAGR of 3.4% over the next five years, to approximately US$32,600 million in 2017, according to data from Pyramid.  For 2012, income from fixed and mobile telecommunications services in Mexico will amount to over US$24,700 million, with the expectation of continued growth in the mobile sector and in the local, data and internet segments of the fixed sector.  The fixed telecommunications sector, which includes basic telephone services such as local and long distance calls as well as data and internet services, is a very important part of the telecommunications industry in Mexico.  For 2012, revenue from the fixed telecommunications sector is expected to be approximately US$8,834 million, or approximately 32% of the total telecommunications market in Mexico.

According to information provided by Cofetel and by the National Institute of Statistics, Geography and Informatics of Mexico (Instituto Nacional de Estadistica Geografía e Informatica), Mexico has relatively low wire line penetration compared to other countries in Latin America.  According to Pyramid, the level of penetration of narrow band access in Mexico is expected to be 18.6% for the year 2012 and to decrease slightly in 2013 to 18.3%.  Broadband penetration is estimated to grow from 11.4% in 2012 to 16.2% in 2017, and total fixed penetration is expected to be 30.0% in 2012 and to grow to 33.0% by 2017.  It is expected that the total number of broadband subscribers in Mexico will be approximately 13.1 million in 2012, and will grow to approximately 19.6 million subscribers by 2017, representing an estimated annual growth rate of 8.5% from 2012 to 2017.

Market Liberalization

The Mexican telecommunications market has long been dominated by Telmex, the former government-owned telecommunications monopoly.  However, since the Mexican government completed the privatization of Telmex in 1990, the Mexican telecommunications sector has become increasingly open to competition which has created an opportunity for competitive carriers to capture market share from Telmex.

On October 4, 2006, the Federal government enacted a new directive known as the “Convergence Regulations,” (Acuerdo de Convergencia de Servicios Fijos de Telefonia Local y Television y/o Audio Restringidos que se Proporcionan a traves de Redes Publicas Alambricas e Inalambricas).  These regulations allow certain concessionaries of media and telecommunication services to provide other services not included in their original concessions through voluntary adherence to the regulations.  Upon compliance with certain regulations, cable television providers are now allowed to provide voice and data services.  Likewise, voice and data service providers, such as us and Telmex, upon compliance with certain regulations, are now allowed to provide television services.  In addition, the Mexican government is allowing cable companies to act as “carriers of carriers” by providing bi-directional data, Internet broadband services and voice services, including VoIP services.  As a result, we face significant competition from new entrants providing telephony services, including cable television providers.  Several companies without legal authorization have begun to target the Mexican telecommunications market to offer telephone services through the Internet.  Moreover, although we provide paid television services in some of our service areas, we are uncertain about our ability to provide these new services profitably due to the market penetration of current competitors providing similar services in such areas.

Number portability came into effect in Mexico enabling Mexican consumers and businesses to benefit from the added choice and convenience that number portability provides, allowing subscribers to easily switch communications providers without the time, inconvenience and expense associated with changing phone numbers.

Portability is currently only possible from one fixed line network to another and from one mobile network to another, but the transfer between fixed and mobile networks is still not possible.

Local Telephony Market

In connection with the privatization of Telmex, the Mexican government granted Telmex a six-year implied monopoly over local telephony services, which was eliminated in mid-1996 when the SCT published regulations governing the licensing of local services on a competitive basis.  In order to promote competition in the local telephony market, the Mexican government auctioned several concessions beginning in 1997, including the regional concession awarded to us for wireline local telephony service which was later expanded to a nationwide concession.  Each wireline local telephony concession granted by the Mexican government generally has a 30-year term and can be extended at the request of the concessionaire, subject to the approval of the SCT.  Each concession authorizes, among others, the provision of local telephony services and value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification, in specified regions of the country.

The Mexican government also conducted auctions of the following spectrum frequencies:

•                  450 MHz, 1.9 GHz (Personal Communications Services) and 3.4-3.7 GHz (fixed wireless local loop) nationwide and regional frequency bands;

•                  7, 15, 23 and 38 GHz frequency bands for nationwide point-to-point microwave transmission links; and

•                  10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.

In 1998, three companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees.  In addition, in 1997 six companies won concessions in the 1.9 GHz (Personal Communications Services) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees.  See “— Mobile Telephony Market.”

In addition, the Mexican government does not permit the unbundling of local loop frequencies, requiring all telephone companies wishing to offer local telephone service to build their own last-mile connectivity to reach their targeted customers.

Long-Distance Telephony Market

In connection with the privatization of Telmex, the Mexican government granted Telmex an exclusivity period of six years for long-distance telephony services.  In August 1996, the exclusivity period expired and competition commenced in January 1997.  In order to promote competition among domestic and international long-distance providers, the Mexican government granted several concessions, including the national concession awarded to us, for domestic and international long-distance services, as well as value-added services.  Each concession generally has a nationwide scope and a 30-year term which can be extended at the request of the concessionary, subject to the approval of the SCT.

Other long-distance concessionaires include, among others, (i) Axtel, (ii) Alestra, (iii) Bestel, S.A. de C.V. (“Bestel”), (iv) Iusatel, S.A. de C.V. and (v) Marcatel, S.A. de C.V. (“Marcatel”).

International liberalization trends will likely continue to impact the flow of long-distance telephone traffic to and from Mexico.  In particular, demand for long-distance services may be inhibited by the increasing use of VoIP.

Mobile Telephony Market

The Mexican mobile telephony market is divided into nine regions.  The SCT divided the cellular telephony system in each region into the cellular A-Band and cellular B-Band.  Today, cellular A-Band concessions are owned by Telefonica Moviles, in cellular regions 1, 2, 3 and 4, and by Iusacell in cellular regions 5, 6, 7, 8 and 9.  The main mobile telephony carriers in Mexico include:

•                  Telcel with nationwide Personal Communications Services and cellular concessions;

•                  Telefonica Moviles with nationwide Personal Communications Services and regional cellular (regions 1 through 4) concessions;

•                  Iusacell with regional cellular (regions 5 through 9) and nationwide Personal Communications Services concessions;

•                  Unefon, S.A.B. de C.V., an affiliate of Iusacell, with a nationwide Personal Communications Services concession; and

•                  Nextel, an affiliate of NII Holdings, Inc., through enhanced specialized mobile radio licenses.

According to Pyramid, a well-known industry source, in 2012 mobile telephony penetration in Mexico reached 89% with 97.9 million mobile subscriptions.  Despite the existence of five main players in the market, Telcel holds a dominant position with 69.1% of total mobile subscribers.  In 2012, total mobile revenues grew 5.7%.  The majority of the growth in the Mexican market has resulted from the prepaid segment, which accounted for 84% of the total mobile subscriber base at the third quarter of 2012 according to Cofetel.  We believe wireless tariffs in the Mexican market continue to be relatively high when compared to international standards.

Competition

We primarily compete in the local telecommunications market on the basis of customer service, value-added products and price.  Our main competitors are wireline and fixed wireless local telephone operators, although we also face competition from mobile wireless operators, cable television providers and Internet service providers.

Our core strategy is to focus on underserved markets by targeting new customers that do not currently receive the type of products and services we offer.  In particular, our intention is to service markets with lower teledensity rates that are also underserved by Telmex.

Although we provide long-distance service, we position such service as an integrated value-added service for our local telephony customers.  As a result, in the residential market we do not offer our long-distance service separately from our local telephony service.

In 2006, however, we began to compete directly in the wholesale long distance market in certain cities where we have our fiber optic network.

Telmex

Our main local telephony competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly.  Telmex has significantly greater financial and other resources than those available to us.  In addition, Telmex has an established customer base, which represents approximately 72.5% of the wireline local telephone lines in service in Mexico.  Telmex customers still represent the main destination of outgoing calls from our network; therefore local interconnection with Telmex is critical to our operations.  In 2012, Telmex made a strong investment in its data services, resulting in a 72.1% market share of broadband access according to the 8.14 million subscribers published in their financial results as of and for March 31, 2012 and according Pyramid Research’s latest published data of total broadband accounts in 2012.

Other Competitors

We also face competition in local telephony from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997.  The more significant of these competitors are Axtel, Alestra, Mega Cable, S.A. de C.V. (“Megacable”) and Marcatel.

Axtel is a fixed wireless company that was founded in 1994.  Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service.  In the fourth quarter of 2006 Axtel acquired Avantel, S. de

R.L. de C.V. (“Avantel”).  This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio.  In 2007, Axtel launched its pre-WiMax service.

In 2010, Axtel developed Fiber to the Home (“FTTH”) technology, a new capability for offering high-speed broadband directly to the end user.  As part of the FTTH project, in 2010 Axtel deployed a last-mile fiber-optic network in the regions with the highest home and business broadband density in Guadalajara, Mexico City and Monterrey.

Alestra was awarded a long-distance service concession in December 1995 and a local telephony concession in June 2000.  In addition, Alestra has a point-to-point microwave concession in the 15 GHz and 23 GHz frequency bands, a point-to-multipoint microwave concession in the 10.5 GHz frequency band and a point-to-point national wireless telecommunications concession in the 7 GHz frequency band.  Alestra offers nationwide long-distance service and local service in numerous cities, including Mexico City, Puebla and Toluca.

Alestra and Axtel are using their local telephony concessions to service primarily the corporate business segment.  We believe they are targeting the small- and medium-sized business and residential segments, supported by their alliances with mass-market oriented Internet service providers with which they have partnered to provide VoIP service through broadband access (Netvoice with Axtel and Masternet Services with Alestra).

Dish started operations at the end of 2008, attempting to serve lower income consumers where TV offerings were very limited at the moment.  Their strategy was based on price and a selected content offering (this content does not include Televisa).

At the end of the first quarter of 2009, Dish was already offering services in several cities such as Puebla, Queretaro, Monterrey, Guadalajara, Leon, San Luis Potosi, Cuernavaca, Tlaxcala, Toluca and in the second quarter Mexico City was launched.  As a reaction, Megacable, Cablevision and Cablemas joined forces to offer a new TV, Data and Voice package under one brand named “YOO”.  As of May 12, 2009, this alliance is focused on pricing as well as to serve the same socio economical level as Dish’s offering.  YOO is currently offered in a number of cities including the main cities in the country such as: Mexico City, Guadalajara, San Luis Potosi, Puebla, Monterrey, Queretaro, etc.

Finally, Sky an incumbent DTH pay TV company launched their own new service with a low price strategy to compete in this same segment with Dish and the other Cable TV companies.  This new brand called “VETV” has a limited channel offering that includes Televisa content as a differentiator against Dish.

At the end of 2010, new products aimed at small- and medium-sized enterprises appeared on the market and heavy users of data services, such as Axtel and Iusacell that offer up to 100 MB of navigation.  It is possible to provide telecommunications services through fiber optics in areas of high and medium added value, where it is common to find offices or even corporate, the products are referred “Axtel Xtremo” and “Iusacell Enlace”.  A new competitor appears on the market during 2010, a company owned by Grupo Salinas under the brand of “Total Play”, their services are geared to the residential market and the main advantage is their high speed browsing due to the optical fiber last mile.

The Nextel/Televisa Consortium was awarded with a concession for the 30 Mhz spectrum, however on October 2010, both parties announced that they mutually agreed to terminate the agreement due to several injunctions filed against the award by Grupo Salinas, Nextel announced that they will continue with the development of the concession.

Other competitors such as Marcatel and Bestel that hold local telephony concessions may become more significant competitors by gaining last-mile connectivity through alliances with cable television providers.  Megacable is one of the largest cable television companies in the country offering pay television, Internet broadband access and telephony by cable.  Megacable signed a MVNO deal with Telefonica that allows Megacable to offer quadruple play services.  Cablevision, the exclusive cable provider in Mexico City, has offered broadband Internet access since 2005, and since 2007 Cablevision has offered IP telephony with “triple play” services.

The adoption of the Convergence Regulations by the SCT could also increase the level of competition we face in certain markets.  In addition, Cofetel issued rules relating to number portability which, when effectively applied will enable customers to switch their telephone service to another carrier while maintaining their telephone number.  Based on the results of implementation of number portability in other countries, we believe carriers who are newer market entrants, such as us, will benefit because we expect a greater number of the dominant carrier’s clients than newer entrant carriers’ clients to switch to another carrier.

In April 2011, Televisa and Iusacell announced that subject to receive a regulatory approvals, Televisa will acquire 50% of the capital stock of Iusacell through an equity investment and a conversion of debt of Iusacell.  In June 2012, the CFC approved the transaction, subject to several conditions related to television advertising and corporate governance.

Industry Regulation

The telecommunications industry in Mexico is subject to the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) which was enacted in 1995.  However, certain rules set forth under the General Means of Communications Law (Ley de Vias Generales de Comunicacion), the Telecommunications Regulation (Reglamento de Telecomunicaciones) and the rules promulgated thereunder generally remain effective and are referred to as the Old Telecommunications Law.

Under the Mexican Federal Telecommunications Law, the Mexican telecommunications industry is regulated for administrative and operational matters by Cofetel.  Cofetel was created in 1996 as an autonomous entity from the SCT to regulate and promote the efficient development of the telecommunications industry in Mexico.  Cofetel is responsible for, among other things:

•                  enacting regulations and technical standards for the telecommunications industry;

•                  ensuring that holders fulfill the terms of their concessions and permits;

•                  suspending operators without concessions;

•                  resolving interconnection controversies between competitors;

•                  maintaining a telecommunications registry; and

•                  maintaining a registry of applicable rates.

The SCT retains the authority to grant all concessions and permits.  Cofetel makes recommendations to the SCT on major issues, such as amending existing telecommunications laws, allocating spectrum frequencies, granting, transferring, renewing or revoking concessions and applying penalties for violations of provisions contained in the concession titles.  The SCT has final decision-making power on these issues.  Once a final decision is made, Cofetel implements the related regulations.

The terms of our concessions require us to satisfy a number of technical, build-out and financial conditions.  A failure to comply with any of the terms of our concessions or to obtain the waiver or modification could result in the revocation or termination of any of our concessions, the imposition of new terms applicable to our concessions or imposition of fines.  The Mexican government would not be required to indemnify us in case of such revocation or termination.  See “— Concessions and Permits — Termination” below.  A failure to comply with any of the terms of our concessions could also result in the loss of surety bonds (fianzas) that we were required to issue in favor of the SCT.  We have issued surety bonds in the amount of Ps.0.52 million with respect to our local telephony and long-distance concessions, Ps.1.81 million with respect to all seven of our point-to-point microwave concessions and Ps.0.26 million with respect to all three of our point-to-multipoint microwave concessions.

Concessions and Permits

The SCT grants concessions to operators of public telecommunications networks to provide specific telecommunications services in designated areas of Mexico or nationwide.  Public telecommunications network concessions granted by the SCT can cover a broad range of services, from local and long-distance telephone services, value added services, such as Internet, to restricted television services, including cable television services.  However, once the SCT grants a concession, the concessionaire can expand the scope of its concession to cover new services by submitting an application to, and obtaining the approval from, the SCT.

To provide telephony services in Mexico through a public network, a service provider must first obtain a concession from the SCT.  Pursuant to the Mexican Federal Telecommunications Law, concessions for public telephony networks may not exceed a term of 30 years and concessions for spectrum frequencies may not exceed a term of 20 years.  Generally, concessions for public telephony networks may be extended for a term equivalent to the term for which the concession was originally granted if the concessionaire is in compliance with the terms of the concession and has filed an extension request in a timely manner prior to the expiration of the concession.  Concessions for spectrum frequencies and microwave transmission concessions will be reauctioned at least three years prior to their expiration date.  Concessions specify, among other things:

•                  the type and technical specifications of the network, system or services that may be provided;

•                  the allocated spectrum frequencies, if applicable;

•                  the geographical region in which the holder of the concession may provide the service;

•                  the required capital expenditure program;

•                  the term during which such service may be provided;

•                  the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession or the periodic payments to be made to the Mexican government;

•                  the amount of the surety bond (fianza); and

•                  rights granted to and obligations imposed on the concession holder.

In addition to concessions, the SCT may also grant permits for installing, operating or exploiting transmission-ground stations and providing telecommunications services as a reseller.  There is no legally mandated maximum term for these permits unless specifically stated in the permit.  Under the Mexican Federal Telecommunications Law, a company needs to notify Cofetel of the rates for telecommunication services it wishes to provide to be permitted to charge them to the public and, thereafter, such rates are made public information by Cofetel.

Ownership Restrictions

Under the Mexican Federal Telecommunications Law and the Mexican Foreign Investment Law (Ley Federal de Inversion Extranjera), concessions may be granted only to:

•                  Mexican individuals; and

•                  Mexican corporations in which non-Mexicans own 49% or less of the full voting stock and that are not otherwise controlled by non-Mexicans, except in the case of concessions for cellular and personal communications services, where foreign investment participation may exceed 49% of the voting stock with prior approval of the Mexican Foreign Investment Bureau of the Mexican Ministry of Economy (Secretaria de Economia).

Pursuant to the Mexican Foreign Investment Law, the Mexican Ministry of Economy may also authorize the issuance of non-voting or limited-voting stock (also known as “Neutral Shares”) or ordinary participation certificates (certificados de participacion ordinaries — CPOs), evidencing voting shares and neutralizing their vote as the underlying share is not given the right to vote, that are not counted for purposes of determining the foreign investment percentage of a Mexican corporation’s ceiling allowed under the Mexican Foreign Investment Law.  Foreign governments may not own an interest in the concession holder nor own the assets used to operate the relevant concession.  Any share transfers resulting in a violation of these foreign ownership requirements are invalid under Mexican law and could result in the revocation of the applicable public telecommunications network concession.

Transfer

Concessions are transferable if the SCT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such a transfer does not violate the foreign ownership requirements of the Mexican Federal Telecommunications Law and the Mexican Foreign Investment Law.

Termination

A concession or a permit may be terminated pursuant to the Mexican Federal Telecommunications Law upon the occurrence of any of the following events:

•                  expiration of its term;

•                  resignation by the concession holder or the permit holder;

•                  revocation; or

•                  dissolution or bankruptcy of the concession holder or the permit holder.

A concession or a permit may be revoked prior to the end of its term under certain circumstances, including:

•                  failure to exercise the rights of the concession within 180 days of the grant;

•                  failure to provide interconnection services to other holders of telecommunications concessions and permits without reason;

•                  loss of the concession or permit holder’s Mexican nationality;

•                  unauthorized assignment, transfer or encumbrance of the concession or permit;

•                  unauthorized interruption of service;

•                  taking any action that impairs the rights of other concessionaires or permit holders;

•                  failure to comply with the obligations or conditions specified in the concession or permit (including making any necessary investments and capital expenditures); and

•                  failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

The SCT may revoke a concession for violations in any of the circumstances referred to in the first four events described above.  Under the last four events described above, the SCT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession.  No indemnification may be claimed or paid in the event of revocation.

Temporary Seizure

The Mexican government, through the SCT, may also temporarily seize all assets related to a telecommunications concession or permit in the event of a natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons or for other reasons related to national security.  If the Mexican government temporarily seizes such assets, it must indemnify the concession holder for all losses and damages, including lost revenues, except in the event of war where no payments are made.  We are not aware of any instance in which the SCT has exercised its temporary seizure powers in connection with a telecommunications company; however, should this be the case, there is uncertainty as to when this indemnification would be paid and as to the actual amount payable.

Expropriation

Pursuant to applicable law, the Mexican government has the statutory right to expropriate any telecommunications concession and claim any related assets for reasons of public interest or national security.  Under Mexican law, the Mexican government is obligated to compensate the concession holder, considering any investments made and the depreciation of such assets, owner of such assets in the case of a statutory expropriation.  The amount of the compensation is determined by appraisers.  If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government and require a judicial authority to determine such compensation amount.  In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid.  We are not aware of any instance in which the SCT has exercised its expropriation rights in connection with a telecommunications company.

In the event of compensation for the temporary seizure or expropriation of a concession or a related asset, there can be no assurances that any such compensation paid by the government will be adequate or that the affected concessionaire will receive any such compensation in a timely manner.

Rates for Telecommunications Services

Under the Mexican Federal Telecommunications Law, rates for telecommunications services (including local, mobile and long-distance services) are freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost.  All rates for telecommunications services (other than value-added services) must be registered with Cofetel prior to becoming effective.

In addition, Cofetel is authorized to impose specific rate, quality and service requirements on those companies determined by the CFC to have substantial market power pursuant to the provisions of Mexico’s antitrust statute.  The Mexican Federal Telecommunications Law also prohibits telecommunications providers from cross- subsidizing among their services and requires that they keep separate accounting for each of their services.

Cofetel Resolution

On June 14, 2011, our Company received from Cofetel, the Mexican Federal Telecommunications Commission, the final outcome regarding the dispute filed with Cofetel on December 22, 2010 about the interconnection tariffs between our Company and the mobile operators: “Calling Party Pays” (CPP) and “Calling Party Pays National” (CPPN), based on the Articles 42, 43 and 44 of the Mexican Telecommunications Law issued by the SCT.

Cofetel has resolved that the CPP and CPPN tariffs to be paid by us to the main mobile telecommunication carriers is Ps.0.3912 per minute (without any rounding), for the period, January 1, 2011 to December 31, 2011.  During 2010 we paid Ps.1.0 per minute for these interconnection tariffs.  Cofetel set these tariffs based on the principle of Long Term Incremental Total Cost (CITLP).  It is probable that for the subsequent years until 2015, Cofetel will issue, on a yearly basis, resolutions oriented towards lowering the tariff established in 2011.  If Cofetel applies the same cost model used for the 2011 resolution, the most probable scenario would be an additional 10% decrease in the interconnection tariff.

Material Ongoing Obligations Relating to Our Concessions

Each concession title sets forth the ongoing obligations that we must meet on a monthly, quarterly or annual basis vis-à-vis the SCT and Cofetel.  Our principal ongoing obligations include the following:

•                  File information related to each concessionaire’s shareholders on the first quarter of every year;

•                  Prepare a monthly report on any failures and interruptions of the services;

•                  Prepare quarterly quality of services reports which shall be filed before the SCT if required;

•                  Prepare commercial practices guidelines which shall be available for review by any third party;

•                  Prepare an emergency response plan which shall be filed before the SCT during the following six months after the relevant concession granting date;

•                  Notify the SCT of any relevant event that could affect the provision of the services or the performance of the network;

•                  Register its service fees with Cofetel each time they are modified;

•                  File within the following 150 days after the last day of the preceding fiscal year (i) the corresponding audited financial statements, (ii) a description of the principal assets of the network, and (iii) a report on the employee training and teaching programs that are being implemented;

•                  Prepare a quarterly report on the status of the expansion and coverage of the network;

•                  Make available the internal statistics on traffic, routing and performance of the network;

•                  Grant a surety bond in favor of the Federal Government (SCT) to guarantee its obligations under the concession;

•                  File with the SCT within the following 60 days after the concession granting date a plan describing the coverage and extension of the network; and

•                  File with the SCT the form of agreement to be entered with the concessionaire’s subscribers.

Failure to comply with the above-mentioned obligations usually entails penalties investigated and proposed by Cofetel and imposed by the SCT.  In cartain cases, failure to comply with these obligations may result in revocation of the relevant concession.

Interconnection

In accordance with the Mexican telecommunications laws, all local telecommunications carriers are required to provide interconnection to each local, long-distance and mobile carrier operating in Mexico.  All terms of interconnection (such as point of interconnection) are negotiated between telecommunication carriers under Cofetel’s supervision.  Should telecommunication carriers be unable to agree on the terms of interconnection (including rates) after a certain period of negotiation, either carrier may request Cofetel to resolve any interconnection term at issue.  Telecommunications carriers are prohibited from adopting discriminatory practices in the application of rates or any other terms of interconnection.

Mexican Ministry of Communications and Transportation (SCT) Approvals

The terms of most public telecommunications network concessions, including ours, require SCT approval in the event of a transfer of more than 10% of a concessionaire’s outstanding capital stock, except shares representing “neutral stock,” for more information, see “—Ownership Restrictions.” SCT approval is not required for the transfer of the shares of a holding company that controls a company with a public telecommunications network concession.  The transfer of an existing public telecommunications network concession from one operator to another operator also requires the approval of the SCT, as well as the approval of the CFC.  See “— Antitrust Approvals.”

Maxcom entered into a network convergence agreement with SCT on October 11, 2006, that allowed us to provide paid TV services in addition to services included in our concession.  As a result, the SCT authorized us to offer authorization paid television and audio services on October 13, 2006.

On January 17, 2007, SCT confirmed our request in connection with MVNO service, which allows us to provide mobile cellular telephone service to our customers, using other mobile concessionaires’ networks.

Municipal and Other Regulatory Approvals

Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate.  See “Risk Factors—Risks Related to Our Business—Our telecommunications network infrastructure has several vulnerabilities and limitations.

BUSINESS

Overview

We are an integrated telecommunication services operator providing voice and data services to residential and small- and medium-sized business customers in five metropolitan markets in Mexico and selected service in other markets.  Since our inception in 1996, we have targeted the residential and business customer segments which we believe have been underserved by Telmex, the local telephone incumbent, and other competing telecommunications providers.  We provide a wide range of voice and data services on a bundled and unbundled basis, including local and long-distance voice, data, high speed, dedicated and dial-up Internet access, public telephony, VoIP telephony and pay television.  We also offer mobile voice service through resale and capacity lease agreements with third parties.

We operate our own telecommunications network and support infrastructure, including the critical “last mile,” or customers’ premise level infrastructure (modems, handsets and set-up boxes), which allows us to control the quality of the user experience and adapt our service offerings to meet market demand.  We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides value for our customers, and has allowed us to achieve significant growth from 125,231 voice lines in service as of December 31, 2002, to 347,526 as of November 30, 2012, representing a compound annual growth rate of 17.8%.

We have a history of being the first provider in Mexico to introduce new services, including:

•                  the first commercial digital subscriber line broadband offering in 2005,

•                  the first “triple-play” (or cable, voice and broadband) offering to residential customers through a revenue-sharing agreement with cable television companies in 2005, and

•                  the first unbundled “quadruple-play” by adding mobile services to our bundled “triple-play” offering as a MVNO with Pegaso PCS, S.A. de C.V. on September 5, 2007.

In addition, in August 2007, we launched paid TV services over our copper network using IP, representing the first IPTV offering in Mexico.

In light of its need to obtain additional capital, on December 4, 2012, Maxcom entered into the Recapitalization Agreement.  Pursuant to the Recapitalization Agreement, the Purchaser will make a capital contribution to Maxcom of approximately US$45.0 million, which is expected to be made within one month of the closing of the Equity Tender Offer.  In addition, the Purchaser will offer to purchase for cash any and all of Maxcom’s outstanding Shares at a price of Ps. 0.9666 per Share, CPOs at a price of Ps. 2.90 per CPO and ADSs at a price of Ps. 20.30 per ADS in the Equity Tender Offer and the Company agreed to engage in a debt exchange offer.  For more information, see “The Recapitalization Transactions.”

We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of a concentrated population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth.  We currently offer residential and business services in the cities of Puebla, Mexico City, Queretaro, San Luis Potosi and Tehuacan.  We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale.  As of December 31, 2012, in areas covered by our network where we own the last mile infrastructure, we have achieved penetration levels (measured by homes passed) of 30% in the city of Puebla, 30% in Mexico City, 24% in the city of Queretaro, 22% in the city of San Luis Potosi and 17% in the city of Tehuacan.  Assuming that adequate capital is available to us, we believe our business model is replicable in other cities and other urban markets which have favorable demographics and economic conditions.  Upon the consummation of the Recapitalization Transactions, we expect to be able to take advantage of this potential growth opportunity.  For more information, see “The Recapitalization Transactions.”

We reach our customers with efficient technology, using a combination of fiber optic cable, broadband-capable copper wire and microwave transmission technology.  Since we began construction of our network in 1998, we have employed reliable technology from world class providers, primarily Alcatel—Lucent, capable of providing a wide range of value-added services, including broadband and video.  We regularly analyze technological developments and strive to incorporate the most capital efficient network technology available to satisfy our customers’ requirements.  We build our telecommunications networks in each city by initially installing centralized equipment, fiber optics and then adding last-mile network infrastructure in a modular fashion through our individual network “clusters” (under-penetrated city areas with the largest potential for new lines) that strategically target individual neighborhoods, business areas and new residential developments.  This approach enables us to adapt our network expansion plans, rapidly increase service in a given area and reduce the time between our incurrence of capital expenditures and generation of revenues.  This approach also allows us to match our locally-oriented sales efforts, which are primarily conducted by our door-to-door sales force, to our network modules, or cluster builds, so as to maximize the degree and speed of penetration of new areas in which we expand.

As of November 30, 2012, our network encompasses 1,339 kilometers of metropolitan fiber optic cable and over 4,718 kilometers of high-quality copper loops capable of high speed data transmission.  We have four state-of-the-art Lucent Technologies 5ESS switches in service, located in Mexico City (two switches), Puebla and Queretaro, and two softswitches, one Alcatel A5020 located in Mexico City and one Nortel CSK2 located in Monterrey.  We also operate a 170-kilometer fiber optic link connecting Puebla and Mexico City and a 5,915 kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas, allowing us to have points of presence in the United States that allow us to sell data solutions to customers, thereby reducing their cost of Internet services.  We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro and San Luis Potosi, in which we currently operate.  This complex microwave network also passes through the cities of Aguascalientes, Guadalajara, Leon, Monterrey and Toluca, in which we intend to expand our offering and footprint to allow us to obtain additional customers.  We also have a point-to-multipoint concession in the 10.5GHz frequency band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

In the eleven months ended November 30, 2012, we invested Ps. 507.2 million (US$38.9 million) in capital expenditures, primarily for the maintenance of our infrastructure.

Competitive Strengths

Wide Range of Service Offerings.

We offer local and long-distance wireline voice telecommunications service and dial-up and broadband digital subscriber line Internet access throughout our service areas, and in August 2007, we launched our multichannel IP video service in Puebla, entirely on our own network.  We offer these services separately and in bundles including a “triple-play” of voice, broadband Internet and video.  We also offer an unbundled “quadruple-play,” which includes mobile services, through an MVNO agreement with Telefonica Moviles.  We have a history of being the first provider in Mexico to introduce new services.  In 1997, we were the first carrier to obtain competitive wireline local and long-distance telephony concessions.  In 2001, we were the first in Mexico to offer digital subscriber line and to offer VoIP over hybrid fiber coaxial networks.  In 2005, we were the first telecommunication carrier in Mexico authorized to provide “triple-play” services through a joint venture with a cable operator and in January 2007 we provided the “triple play” through our own network.  We were the first telecommunication carrier in Mexico authorized to provide “quadruple-play” services by the addition of IPTV and mobile services to our residential portfolio in 2007.  In addition, in 2012 we launched an OTT IPTV service operating through third party broadband Internet access service, which allows us to expand to new market segments at a lower cost to our customers.

History of High Penetration Rates.

Our business model is based on careful geographical targeting of certain underserved segments of the residential and business population in urban markets.  Our network “cluster” build-outs are executed in tandem with sales and promotional efforts to sign up customers prior to or immediately after offering service in each cluster.  As of December 31, 2012, in areas covered by our network where we own the last mile infrastructure, we have achieved landline penetration levels (measured by homes passed) of 30% in the city of Puebla, 30% in Mexico City, 24% in the city of Queretaro, 22% in the city of San Luis Potosi and 17% in the city of Tehuacan.  These penetration levels allow us to capture operating efficiencies through a combination of network density and economies of scale.  As a result of our strategy, we have subscribers for approximately 58% of built lines in our network clusters within 180 days after the completion of the build-out.  Upon acquiring additional capital, including in connection with the Recapitalization Transactions, we can replicate our business model in other urban markets.

Cost Efficient and Flexible, Reliable Technology.

We deploy our network and service our customers’ needs in a cost-efficient manner.  We combine fiber optic, copper lines and microwave technology which we deploy for specific customers or areas based on customer requirements, deployment cost, time to market, time to revenue and profitability potential.  Our network uses fiber optic trunks and heavy gauge copper loops, most of which do not exceed 3 kilometers in length which provide us with the capability to deliver broadband data at speeds of up to 20 Mbps.  The flexibility of our network allows us to provide value-added services such as video without major outside plant upgrades.  We use reliable and widely used technology for our voice, data and IPTV services such as Centrex and ADSL, which, we believe, ensures the reliability of our network.  Upon acquiring additional capital, including in connection with the Recapitalization Transactions, we intend to invest in and expand our network, improving its reliability and performance.  We believe our network approach allows us to reach a much broader customer base than fiber-only networks and to provide voice and data services to residential and small business customers at lower cost than some competitors who only use wireless technology.  We believe this permits us to service large and under-penetrated socioeconomic segments of the population in a profitable manner.

Valuable Last-Mile Ownership.

Current Mexican telecommunications regulations do not require Telmex, the wireline incumbent, to provide other telecom carriers with access to its unbundled local loops.  This has presented a significant barrier to entry for other telecommunications service providers.  We built our own last-mile infrastructure and own in excess of 4,718 kilometers of broadband-capable copper wire that passes by approximately one million homes, connecting a majority of our end users to our fiber network and switches.  As a result, we are not dependent on other telecommunications carriers for last-mile connectivity to reach our customers.  Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services in certain clusters and we expect will enable our product offerings to evolve with future market shifts and technology trends.  Upon acquiring additional capital, we intend to expand our last mile infrastructure and value-added service offerings.  For more information on last-mile connectivity, see “—Property, Plant and Equipment—Our Network—Last-mile Connectivity.”

Recognized Brand Name and Customer Perception for Quality Services.

Because we control the entire process of network provisioning, service initiation and service quality, we are able to ensure the quality of our service and maintain customer loyalty.  We believe we have been able to achieve high customer satisfaction that has allowed us to gain new customers and retain our existing customers.  We constantly monitor our customer satisfaction levels through surveys and utilize this information to enhance the quality of our services and the experience for our customers.  As a result, we have been able to reduce our churn rate from 2.6% as of December 31, 2008 to 1.7% as of November 30, 2012.  For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operation—Customer attrition (churn).”

History of Developing Strategic Alliances.

We have a track record of developing strategic alliances through revenue sharing agreements, capacity leasing, resale arrangements and business relationships with mobile wireless operators, technology suppliers and real estate developers that allow us to expand our product offerings, ensure compatible network technologies and gain access to new customers.  We also provide unbundled wireless services as part of the “quadruple-play” through our MVNO agreement with mobile operator Telefonica Moviles.  In addition, we pre-install communications services for new residential developments by joining forces with real estate developers who facilitate our access to install new infrastructure in new residential communities.

Business Strategy

Our business strategy includes the following components:

Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services.

We intend to continue to focus on residential customers and small-, medium- and large-sized business customers in selected metropolitan areas that offer telecommunications growth potential due to a combination of a large population, low subscriber penetration and economic growth.  We believe there is unmet demand for wireline, telephony, broadband, Internet and pay television services, especially among the lower and middle-low income socioeconomic classes.  According to “Asociacion Mexicana de Agencias de Investigacion—AMAI” the lower and middle-low income socioeconomic classes represent approximately 61% of Mexico’s households in 2011.  According to Pyramid our penetration rate was 1.7% in telephony, 0.5% in pay television and 1.2% in Internet access in 2012 in Mexico.  We plan to increase our penetration in these markets through investments in infrastructure and by providing bundled services to new landline customers that we expect to access as we expand our network coverage after the consummation of the Recapitalization Transactions.

Seize Wireline Opportunity Created by Highly Priced Wireless Offering.

Mobile wireless penetration in Mexico is approximately 89%, nearly triple the penetration rate of wireline telephony, according to Cofetel.  Based on average call duration of five minutes, current per-minute pricing of prepaid wireless services used by 84% of Mexican mobile users according to Cofetel is over ten times that of wireline.  While wireless service has served as the introduction of many Mexicans to the telecommunications network, we believe the high per-minute price of wireless services combined with the socio-demographic characteristics of Mexico, including an average of 3.9 family members per household, have generated significant untapped demand in Mexican households and businesses for a wired offering at lower prices.  We intend to capitalize on this trend by continuing to offer high quality and integrated fixed-line services at competitive prices.

Expand Tailor-made Solutions to Business Customers.

We also focus on small- and medium-sized business customers which contributed to approximately 52% of Mexican GDP and employed approximately 72% of the total employees in the country in 2012.  This group increasingly requires reliable integrated voice, data and managed services which we can provide with tailor-made solutions to meet their specific needs.  Upon raising additional capital, including in connection with the Recapitalization Transactions, we intend to expand our wireline distribution capabilities which may increase our market share in small-, medium-, and even large-sized business customers.

Expand Our Network on a Disciplined Demand-Driven, Modular Basis.

As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment.  We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.”  We execute network build-out in tandem with sales and promotional efforts targeted at customers in the cluster.  We also construct our network on a customer demand basis to support small- and medium sized business customers in buildings or locations other than clusters.  We refer to these locations as “single sites.” The clusters, single sites and potential build-outs we identify compete internally for capital expenditure funds based on expected profitability and return on investment.  In all cases, we will continue to invest network capital only when our rigorous planning process shows attractive expected returns.  Upon the consummation of the Recapitalization Transactions, we may undertake additional projects, but we will continue to adhere to our rigorous planning process.  For more information, see “—Property, Plant and Equipment—Our Network—Build-out Strategy.”

Enhance Residential Penetration Rates and Average Revenue per User through Bundling.

We launched Mexico’s first multichannel IPTV service over our own network in Puebla.  Our service uses broadband internet access with ADSL technology to provide digital television allowing our customers to select from over 133 video channels of content with instantaneous channel changes, interactive programming guide, video on demand content and DVR option for premium customers.

We believe that our digital television offerings will allow us to sell video subscriptions to non-customers that are already passed by our networks, which would increase our overall penetration.  We also expect to sell video service bundles to a substantial percentage of our existing telephony and Internet subscribers, increasing our revenue per customer.  We believe that bundled services increase the use of multiple services, enhance margins and lower churn.  We believe that upon the consummation of the Recapitalization Transactions, we should be able to improve our revenue through bundling by increasing our sales force and improving our sales force infrastructure to promote more focused and systematic cross selling efforts for our internet, telephony, television and mobile products.

Corporate Structure

We are a publicly traded variable capital corporation (sociedad anonima bursatil de capital variable), organized under the laws of Mexico and incorporated on February 28, 1996.  We were originally organized under the name “Amaritel, S.A. de C.V.”  We changed our corporate name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999.  We became a publicly listed company in Mexico on October 19, 2007 upon conclusion of our initial public offering and our common shares became listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).  As a result, we changed our corporate name to “Maxcom Telecomunicaciones, S.A.B. de C.V.”

The following chart summarizes our current corporate structure:

History and Development

In February 1997, we were awarded Mexico’s first competitive wireline local and long-distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long-distance service.  This concession has a term of 30 years.  The local telephony portion of our concession was expanded in September 1999 to cover most of the Greater Mexico City area and a wider area within the Gulf of Mexico region.  In September 2001, our concession was further expanded to allow us to provide nationwide wireline local telephony service.  In October 1997, we were awarded seven nationwide point-to-point and three regional point-to-multipoint microwave concessions.  Each of these concessions has a term of 20 years.

We commenced commercial operations on May 1, 1999.  We are currently offering local, long-distance, Internet, VoIP services, public telephony, paid TV, mobile services, other value-added services and data services in the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan.

On October 24, 2007, we completed a global initial public offering of 12,296,970 ADSs in the United States and 16,969,697 CPOs in Mexico.  Approximately 16% of the ADSs and the CPOs were sold by our existing shareholders.  Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares.

In connection with our initial public offering, each issued and outstanding share of our Series A, Series B and Series N common stock was converted into one new share of Series A common stock.  Upon completion of the conversion, which took place prior to the closing of the initial public offering, we had 484,357,036 shares of Series A common stock issued and outstanding.  The initial public offering resulted in us receiving gross proceeds of approximately US$260 million.

In accordance with a report issued by The Bank of New York, our depositary agent for the ADRs, as of December 31, 2012, there were 2,998,950 ADSs being traded in the NYSE, under the symbol “MXT”.  As of that date, there were approximately 220,310,235 CPOs being traded in the Mexican Stock Exchange.  Upon consummation of the Equity Tender Offer, we expect to delist our ADRs from the NYSE and deregister the 2014 notes.  For more information, see “The Recapitalization Transactions—Delisting from NYSE and Deregistration.”

Overview of Our Services

Since our incorporation, our primary focus has been to provide affordable, high quality telecommunications services to residential customers and small- and medium-sized businesses.  We offer long-distance service as a bundled service for our local telephony customers.  We do not offer our long-distance service separately from our local telephony service.  We offer IP Telephony to both the residential and business markets.  We also provide digital high speed, dial up and dedicated Internet access as well as leased lines and virtual private networks.  We provide telecommunications services through our public telephony service using coin-operated public payphones.

Additionally, we provide value-added services including voice mail, speed dialing, call waiting, call forwarding, three-way calling, call blocking, caller identification and multi-line hunting.  We also offer e-security and information technology (“IT”) equipment support and maintenance to small- and medium-sized businesses.

We launched multichannel television services through an IPTV solution in the city of Puebla and were the first to offer these services for the residential market and now compete directly with cable television companies.  We became the first MNVO in Mexico through an alliance with Telefonica Moviles.  Through an agreement with Telefonica Moviles, we are able to offer mobile services to our customers, allowing them to receive our bill for both their landline and mobile phones.  A MVNO provides mobile services to its customers but does not have an allocation of spectrum.  We currently offer these mobile services through capacity lease arrangements with Telefonica Moviles.  With this service, we expanded our product offerings and we became the first company to offer “quadruple play” in Mexico.

Our Products

In addition to our innovative reliable product offering and high quality customer service, our pricing is typically at a modest discount to the levels charged by Telmex and other competitors for comparable services.  The following are the service products we currently offer to our customers.

For the residential market we have the following products:

•                  LineaMax Residencial.  This service provides a high-quality wireline telephone line with value-added features available, including voice mail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•                  Larga Distancia Max.  This product provides domestic and international long-distance services to our local telephony customers who require long-distance service.  Approximately 97% of our local telephony customers also subscribe to Larga Distancia Max.  We do not offer our long-distance service separately from our local telephony service.

•                  CentralMax.  This service provides customers in residential developments with all of the functions of a private branch exchange using centrex technology (central functionality for simulating a private branch exchange), without having to acquire and maintain equipment.  It also allows customers to communicate with the common areas of the development with four-digit internal calling.  The features offered under this product include call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking and distinctive ringing.

•                  I-line.  This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through any broadband connection around the world.

•                  Internet Max.  This service uses a traditional telephone line and modem to provide dial-up Internet access at speeds of up to 56 Kbps.  We provide this service to customers, regardless of whether they have a telephone line with us.

•                  SpeediMax (ADSL).  This is our broadband Internet access service with speeds of 128, 256, 512 Kbps, 1Mbps, 2 Mbps, 4Mbps and 8Mbps using ADSL transmission technology over ordinary telephone lines.

•                  AsistelMax.  This service provides basic telephone medical and home assistance to our residential customers in case of emergency.

•                  Pay TV services.  This service provides digital television content to our residential customers over our copper network using IP including value added features such as video on demand, DVR and interactive programming guide.

•                  MaxcomCel: This is our residential mobile communication service, which is provided through a cellular network.  This postpaid service is only available for our existing customers.

•                  STB Off-Net: This is our IPTV service which provides a mix of 53 live TV channels and subscription video on demand services.

•                  Yuzu: This service provides live TV and video on demand service provided over the Internet, accessible at any time and compatible with different connectivity devices such as smart phones, tablets and personal computers, among others.

For the commercial market, our product portfolio includes:

•                  LineaMax Comercial.  This service is identical to LineaMax Residencial, except that it also includes multi-line hunting.

•                  CentralMax.  This service provides business customers with all of the functions of a private branch exchange using centrex technology, without having to acquire and maintain equipment.  The features offered under this product include four-digit internal calling, call waiting, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call hold, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing.  Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•                  TroncalMax Digital.  This service provides digital trunks for business customers that need highly reliable access to and from the public telephone network through their existing private branch exchange.  This service is sold in groups of 10, 20 or 30 trunks.  The groups can be configured with direct inward dial, direct outward dial, caller identification or main telephone number assignments.

•                  TroncalMax Analogica.  This service provides business customers with connectivity to their analog private branch exchange or key systems.  The features available with this product are multi-line hunting, caller identification and call barring.

•                  TroncalSip.  This service provides sip trunks (Session IP) for business customers that need highly reliable access to and from the public telephone network through their existing IP private branch exchange.  This service can be delivered through our Internet Dedicated Access or a third party provider.

•                  Hosted Contact Center.  This service provides virtual agents infrastructure through our outsourcing model to deliver software licenses and TroncalSip sessions to customers that needs extra call agents.  This services is oriented to call center that needs virtual infrastructure with no investment an gives them flexibility and scalability to grow their campaigns on demand.

•                  Hosted Private Branch Exchange.  This service provides our business customers with all of the functions of an IP private branch exchange using VoIP technology, without having to acquire and maintain expensive equipment.  The features offered under this service include those of CentralMax as well as other IP enhanced services such as web portal setup, “click to dial,” hosted directory and Microsoft Outlook integration.

•                  I-line.  This is our VoIP service, which uses an analog-to-digital telephone adapter to allow any conventional telephone to access the telephone network through a customer’s broadband connection.  We market this service to customers who make and receive a significant volume of international and domestic long-distance calls.  This service includes additional voice features such as call waiting, caller identification and voice mail.

•                  MaxcomCel: This is our business mobile communication service, which is provided through a cellular network.  This postpaid service is only available for our existing customers.

•                  1-800 Numbers.  This service is available to our customers interested in receiving toll-free calls into their call centers or businesses for domestic and international toll free services.

•                  SpeediMax.  This is our broadband Internet access service for small businesses with speeds of 128, 256 and 512 Kbps and also 1Mbps, 2Mbps, 4Mbps and 8Mbps using ADSL transmission technology over ordinary telephone lines.  An ADSL provides a secure, dedicated link to the Internet or a company’s internal data network.

•                  Dedicated Internet Access.  This service offers Internet access at high speed within a clear channel access to the Internet backbone.

•                  Digital private lines.  This service provides highly reliable dedicated circuits between two or more physical locations.

•                  E-Security.  This service provides managed security including perimetral anti-virus, content filter and spyware solutions.  We supply all of the software and hardware equipment as an integrated solution for our customers.

•                  SOSMax.  This service provides preventive and corrective maintenance to our customers’ IT equipment.

•                  Data Center Services. Our data center services provide our commercial customers with access to shared world-class information technology and communications infrastructure to optimize capital and expense costs, including managed services, backup and storage, business continuity center, co-location services, managed firewall and virtual services.

•                  Hosted Exchange.  This service provides a messaging solution that allows our customers to increase their productivity, providing ways to share e-mail, calendar and contacts through our platform.

•                  Bulk Short Message Service (SMS). This service is a web-based service for bulk-messaging to mobile phones via short message service (“SMS”), allowing our customers to upload and distribute mass SMS marketing messages for texting to mobile users.

We believe that our products will help us benefit from the significant growth expected for data applications in Mexico and help us increase our participation in the small- and medium-sized business market.  In particular, we believe that the combination of voice and data services constitutes an attractive set of products for those business customers enabling us to compete more effectively in such a market.

Pricing

We generally seek to maintain very competitive prices.  We offer pricing plans that are simple in order to assure customers of the integrity of our billing process.  We also provide discounts to high-usage customers that are likely to generate a significant outflow of calls.  Our residential pricing offerings range from a low monthly rent option with some calls included to an all-inclusive option including unlimited local calls, long-distance and mobile minutes, broadband Internet access and customers’ premises equipment for a fixed monthly fee.  For our business customers, our pricing offerings range from a per-minute charge to unlimited local usage.  We pay interconnection charges to other carriers on a per-minute basis.  However, the common practice in the Mexican retail market is to charge customers on a per-call basis for local service.  We seek to minimize the risk associated with this mismatch between our revenues and costs and therefore, in some cases, have implemented a per-minute charge plan for long holding time customers to be consistent with our interconnection fees that are on a per-minute basis.

Revenue Composition

Our management uses information such as revenue by division to evaluate performance, make general operating decisions and allocate resources.  The following table sets forth our revenues for the periods indicated below.  No interdivision revenues are applicable for the periods presented herein.

	For the Eleven Months Ended November 30,		For the Year Ended December 31,
Divisions(1)	2012		2011		2010		2009
	(IFRS)				(MFRS)
Residential	Ps.	915.9	Ps.	994.7	Ps.	1,040.0	Ps.	928.7
Commercial	577.9		607.0		692.7		788.0
Public telephony	161.9		232.8		378.4		460.7
Wholesale	337.1		526.9		452.9		372.2
Other revenue	15.3		14.6		13.4		12.9
Total Revenues	Ps.	2,008.2	Ps.	2,375.9	Ps.	2,577.4	Ps.	2,562.5

(1)         The above divisions are comprised of homogeneous customers.

The distribution by geographical location of revenue for the eleven months ended November 30, 2012 and the years ended December 31, 2011, 2010 and 2009 is as follows:

For the Eleven Months Ended November 30, 2012	Metropolitan Area		Central South		North		Total
	(IFRS) (in millions)
Local	Ps.	992.1	Ps.	567.3	Ps.	9.8	Ps.	1,569.2
Long distance	173.5		174.2		43.3		391.0
Rent of dedicated links	0.2						0.2
Sale of equipment to customers	8.6		1.9				10.6
Capacity leasing	37.2						37.2
Total Revenues	Ps.	1,211.7	Ps.	743.4	Ps.	53.1	Ps.	2,008.2

For the Year Ended December 31, 2011	Metropolitan Area		Central South		North		Total
	(MFRS) (in millions)
Local	Ps.	1,278.1	Ps.	651.9	Ps.	34.6	Ps.	1,964.5
Long distance	208.4		139.0		24.1		371.5
Rent of dedicated links	0.2		—		—		0.2
Sale of equipment to customers	2.5		1.6		—		4.0
Capacity leasing	35.7		—		—		35.7
Total Revenues	Ps.	1,524.8	Ps.	792.4	Ps.	58.7	Ps.	2,375.9

For the Year Ended December 31, 2010	Metropolitan Area		Central South		North		Total
	(MFRS) (in millions)
Local	Ps.	1,467.8	Ps.	596.5	Ps.	100.5	Ps.	2,164.8
Long distance	237.3		123.5		3.3		364.2
Rent of dedicated links	0.3		—		—		0.3
Sale of equipment to customers	4.0		0.3		—		4.3
Capacity leasing	43.9		—		—		43.9
Total Revenues	Ps.	1,753.3	Ps.	720.3	Ps.	103.8	Ps.	2,577.4

For the Year Ended December 31, 2009	Metropolitan Area		Central South		North		Total
	(MFRS) (in millions)
Local	Ps.	1,448.8	Ps.	634.2	Ps.	75.5	Ps.	2,158.6
Long distance	256.9		63.9		3.9		324.8
Rent of dedicated links	0.4		—		—		0.4
Sale of equipment to customers	2.2		1.4		—		3.7
Capacity leasing	75.2		—		—		75.2
Total Revenues	Ps.	1,783.5	Ps.	699.6	Ps.	79.4	Ps.	2,562.6

Our Markets

Concession Areas

A majority of our operations take place in five markets in Mexico; Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan.  We offer our full range of products and services in each of these five areas.  In addition, our concessions allow us to charge a different rate for our services in different cities, giving us an advantage over our competitors.

Mexico City

We commenced commercial operations in Mexico City in May 1999.  Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 20.6 million people.  Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico of approximately 46.1 telephone lines per 100 inhabitants as of November 30, 2012, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains.  As of December 31, 2012, we had 136,062 residential lines in service in Mexico City, representing 3% of all residential lines in service in the city according to our internal data, compared to 127,566 residential lines in service as of December 31, 2011.

Puebla

We also commenced commercial operations in the city of Puebla in May 1999.  Puebla is the fourth largest city in Mexico, with a population of approximately 2.3 million people.  In the city of Puebla we have expanded our market share in local telephony service from 2.5% in 2000 to 26% of all residential lines in service in the city of Puebla as of December 31, 2012 according to our internal data.  As of December 31, 2012, we had 67,046 residential lines in service, compared to 65,890 residential lines in service as of December 31, 2011.

Queretaro

We commenced commercial operations in the city of Queretaro in November 2002.  The city of Queretaro has a population of approximately 1 million people.  As of December 31, 2012, we had 14,431 residential lines in service, representing 10% of all residential lines in service in the city of Queretaro compared to 14,296 residential lines in service as of December 31, 2011, according to our internal data.

San Luis Potosi

We also commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadruple-play” strategy.  The city of San Luis Potosi has a population of approximately 1.1 million people.  As of December 31, 2012 we had 18,791 residential lines in service, representing 18% of all residential lines in service in the city of San Luis Potosi, compared to 18,821 residential lines in service as of December 31, 2011 according to our internal data.

Tehuacan

We commenced commercial operations in the city of Tehuacan in February 2008 with a “triple-play” strategy.  The city of Tehuacan has a population of approximately 261 thousand people.  As of December 31, 2012 we had 7,057 residential lines in service, representing 21% of all residential lines in service to the city of Tehuacan, compared to 6,932 lines in service as of December 31, 2011 according to our internal data.

Clusters and Single Sites

We have developed a comprehensive marketing strategy that starts by identifying a number of under-penetrated city areas with the largest potential for new lines, which we refer to as “clusters.” We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing.  Once a cluster is identified, a map of the geographic area is produced and the cluster is defined.  The cluster becomes the basis for network design and deployment.  During the network construction phase, we also launch in tandem a targeted field sales and door-to-door marketing effort.

Our cluster strategy is divided into three stages:

•                  Identify clusters through market research.  Our market research is designed to identify residential customers and small- and medium-sized businesses.  Once we identify potential customers within the clusters, based on the marketing sales forecast we design the deployment of the access network to cover them.  We perform a return on investment and profitability analysis for each cluster to assure that the investment made in such cluster meets our return benchmarks.

•                  Deploy clusters through the implementation of a sales plan for each cluster based on our network deployment schedule.  We commence promoting our services at the same time we build our network.  These coordinated and parallel efforts help reduce the time between network deployment and revenue generation.

•                  Fill in clusters by offering our services to all customers within the cluster.  Marketing efforts are focused on achieving the highest penetration within our clusters.

Most of our clusters are capable of supporting additional traffic, however, we may need to upgrade some of our initial clusters to be able to adequately handle any increase in demand.

We also build our network on a customer demand basis to support small- and medium-sized enterprises in buildings or locations other than clusters.  We refer to these locations as “single sites.” When our corporate sales personnel identify a potential opportunity, we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to determine whether it is economically attractive to offer our services in that particular location.  We expect to further build our network on a customer demand basis upon the consummation of the Recapitalization Transactions, and as a result we believe that single sites for small —, medium —, and large—sized enterprises could become a significant business opportunity.

Our Concessions

We currently have public telecommunications network concessions to provide the services described below.  Each of our public telecommunications network concessions contain one or more specific exhibits that describe the telecommunications services that we are allowed to provide under such concession.  In order to broaden the scope of the services we are allowed to offer under our concessions, we must undergo an authorization process before the SCT for each concession.

Local Telephony

We obtained our regional wireline local telephony concession in December 1996.  In September 2001, this concession was expanded to a nationwide concession.  The concession, which is not exclusive, grants us the right to provide business, residential and public wireline local telephony services all over Mexico.  Our wireline local telephony concession has a term of 30 years and may be renewable for up to an additional 30-year period provided we have complied with all of its terms and have received the SCT approval for the extension.

Our concession expressly permits us to provide the following services:

•                  basic local telephony;

•                  the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•                  the purchase and lease of network capacity from other carriers, including the lease of digital circuits;

•                  value-added services;

•                  operator services;

•                  data, video, audio and video conference services, except for cable or other restricted television, continuous music or digital audio;

•                  credit or debit telephone cards; and

•                  public telephony.

The concession does not impose any limitations on the setting of our rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective.

The concession requires us to comply with service quality specifications and to install infrastructure on the basis of a yearly schedule, including a certain number of lines along routes between certain cities in Mexico.  Although we complied with the requirement in our concession for the number of lines installed, we were in default with respect to the coverage obligations in certain cities and towns required by our concession.  However, in December 2004, we obtained an amendment to both our local and long distance telephony concessions.  The amendment to the national concession to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to attend a certain number of lines at the end of 2006.  Moreover, it sets forth a geographic expansion commitment up to 2014.  We should be able to comply with the capacity installation and geographic expansion commitment discussed above, as well as other requirements, in order for the concession to remain in effect.  As of December 31, 2012 we had not been notified by the SCT of any default of any of our obligations under our concessions.

Long-distance

We obtained our nationwide long-distance concession in December 1996, concurrently with our local telephony concession.  Our nationwide long-distance concession has a term of 30 years and may be renewable for up to an additional 30-year period, provided that we comply with all of its terms and receive SCT approval for the extension.

Our concession expressly permits us to provide the following services:

•                  the carrying of switched traffic between two different local calling areas that requires the use of a dialing prefix for its routing;

•                  the sale or lease of network capacity for the generation, transmission or reception of signs, signals, writings, images, voice, sounds or other information of any nature;

•                  the purchase and lease of network capacity from other carriers and domestic and international long-distance telephony.

The concession expressly prohibits the following services:

•                  those which require a concession for frequency bands of the radio electric spectrum for specific uses;

•                  those which require a concession to occupy and exploit geostationary orbital positions and satellite orbits assigned to Mexico;

•                  those which require a concession to operate radio or television broadcasting systems; and

•                  cable or other restricted television.

The concession does not impose any limitations on our ability to set rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective.

The concession requires us to comply with service quality specifications and to install infrastructure on the basis of the schedule for our local telephony concession.  According to this schedule, we must provide nationwide long-distance service in the same locations and at the same time in geographic areas where we provide local telephony services.  As described above, in December 2004, both our local and long-distance concessions were amended and we are in compliance with the obligations of our amended concessions.

We service our long-distance concession through direct interconnection with other carriers and by reselling our long-distance traffic to other carriers that have such capability.  We currently have long-distance interconnection with Telmex in the cities of Aguascalientes, Celaya, Guadalajara, Irapuato, Leon, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Saltillo, San Luis Potosi and Toluca, among others.

The U.S. Federal Communications Commission (FCC) has granted Maxcom U.S.A., Inc. and Sierra USA Communications, Inc. a license under section 214 of the Communication Act of 1934 (“214 license”), to provide international telecommunications services between the United States and international points, mainly Mexico.

Microwave Transmissions

Point-to-point

In October 1997, we were awarded seven nationwide point-to-point microwave concessions.  These concessions cover:

•      two consecutive frequency segments in the 15 GHz band, with a 56 MHz bandwidth;

•                  three consecutive frequency segments in the 23 GHz band, with a 56 MHz bandwidth; and

•                  two consecutive frequency segments in the 23 GHz band, with a 100 MHz bandwidth.

These concessions, which were issued in June 1998, have a term of 20 years.  Cofetel will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions.  The concessions do not impose any limitations on the setting of our rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective.  The concessions require us to provide available capacity to the general public.  We are currently in compliance with all the material terms of the concessions.

Point-to-multipoint

In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering telecommunications regions 3, 5 and 8, which include states in the north and southeast of Mexico’s Gulf region, in the 10.5 GHz frequency band with a 60MHz bandwidth.  These concessions, which were issued in April 1998, have a term of 20 years.  Cofetel will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions.  These concessions originally required us to install a network and offer service to at least 30% of the population in each concessioned region by the end of the second year after the issuance of the concession.

We are in compliance with our initial coverage obligations for region 8.  Although we have the capability to initiate operations in regions 3 and 5, to date no customer has requested such service and we therefore have not initiated operations in these regions.

These concessions do not impose any limitations on the setting of our rates other than the requirement that we file with Cofetel a notification of any rate change prior to it becoming effective.

Cable Television

On August 4, 2006, the SCT granted us a traditional cable concession to provide cable TV and radio services in the city of Puebla.  Our cable television concession has a term of 10 years and may be renewed for up to an additional 10-year period.  Shortly thereafter, the SCT filed the Convergence Regulations through which different types of carriers could be authorized to provide additional services to those included in their original concessions.  On October 13, 2006, we notified the SCT of our compliance and voluntary affiliation with the Convergence Regulations and, as a result, the SCT authorized us to provide cable TV and radio services in addition to those services already granted in our original public telecommunication network concession.

As a result, we are now authorized to provide nationwide cable TV and radio services through two concessions and was the first telecommunication concessionaire to be authorized to provide “triple-play” services.  We are able to service cities by notifying the SCT and to date have notified them of service provision in 99 cities.  We intend to add more cities in the future.

Mobile Network Operation

On January 17, 2007, Cofetel granted us authorization to provide MVNO services based on our 1996 concession.  This authorization enables us to provide mobile service nationwide under its own brand by acquiring capacity from other mobile telephony concessionaires in Mexico.  As a result of this authorization, we were the first and only telecommunications concessionaire to offer unbundled “quadruple-play” services exclusively under its own brand name.

The terms of both the cable TV and radio and MVNO authorizations match our 1996 concession term of 30 years (expiring in 2026) and do not impose any additional obligations, including minimum coverage or investment commitments, upon us.

Pre-Paid Mobile Lines

Although we have not provided pre-paid mobile services in the past, we are currently developing a project to launch our pre-paid mobile service during 2013.

Interconnection

Local Interconnection

Our interconnection agreement incorporates a “bill and keep” procedure under which we do not pay Telmex an interconnection fee unless we exceed a certain level of traffic imbalance.  Our interconnection agreement with Telmex provides for an allowed percentage of imbalanced traffic of 5%, subtracting from such calculation traffic from Internet Service Providers, call centers, long duration calls, trunking operations and customers who have had contracts for less than 180 days.  Under the “bill and keep” arrangement, if the imbalance between calls originated by Telmex and terminated by us and calls originated by us and terminated by Telmex during a month does not exceed 5%, then no interconnection fee amounts are payable by the net carrier of interconnection services.  If the imbalance exceeds 5% in any given month, the “bill and keep” feature will not apply for that month.  As of November 30, 2012, the interconnection rate is Ps. 0.1271 (US$0.00975) per minute.

If we fail to maintain a significant percentage of residential users, the “bill and keep” arrangement will be terminated and asymmetrical interconnection rates may apply.  Cofetel has not yet defined what constitutes a “significant percentage of residential users” in this case, although in our local concession and in those granted to Alestra and Avantel it is defined as having at least 50% residential customers out of our total customers.

Mobile Interconnection

We have also signed reciprocal interconnection agreements with Telcel and certain affiliates of Telefonica Moviles, Nextel and Iusacell.  The agreements provide for cellular phone usage, text messaging and data usage.  The total fees paid under this agreement as of November 30, 2012 were Ps. 141.0 million.

Long-distance Interconnection

Long-distance carriers are required to ensure call termination by providing transit and direct or indirect interconnection.  Since we view long-distance services as a complement to our core local telephony business, we started our operations giving our customers the option to use our long-distance services or those of other providers.  As a result, we granted long-distance carriers the option to pick up calls at our facilities.  However, in May 2002, we obtained a waiver from Cofetel of the obligation to offer such option to our customers.  For more information about this waiver, see “—Our Concessions—Long-distance.”

We currently provide our long-distance service only to our local telephony customers through our own network and leased facilities on a reselling basis.  In 2006, however, we began to compete directly in the wholesale long distance market in cities where we have a fiber optic network.

Local Exchange Interconnection Tariffs

In 2008, Local Exchange Carriers (“LECs”) (comprising Alestra, Avantel/Axtel, MCM Comunicaciones, S.A. de C.V. and Bestphone, S.A. de C.V.) filed different interconnection rates disputes against Telmex before Cofetel.

In 2009, we and Telmex executed different amendments to our interconnection agreements, establishing that if we do not reach an agreement regarding the interconnection rates, both parties would submit request to Cofetel for a resolution.

In 2011, Cofetel issued several resolutions regarding the disputes between Telmex and the LECs, reducing the interconnection rates, and established the following rates per minute:

•                  Interconnection (origin and termination): Ps 0.03951

•                  Long Distance transport (resell): Ps. 0.04530

•                  Local Transit: Ps. 0.01904

We are still waiting for Cofetel’s resolution regarding the interconnection rates dispute with Telmex for the years 2011 and 2012.  We believe that the resolution will be in the same manner as the disputes between Telmex and the other LECs.  Based on the non-discrimination conditions, we paid the interconnection rates established by Cofetel for the other carriers during 2011.  Furthermore, we are requesting the retroactive application of the interconnection rates with Telmex for the years 2009 and 2010.  We believe that this resolution will not result in any contingency, obligation or economic benefit for us as the applicable rates for such period must be resolved by Cofetel based on the applicable law.

On April 12, 2011, Cofetel published guidelines for developing cost models to be used to settle disputes regarding interconnection rates between public telecommunication networks providers in the Federal Official Gazette.

In February 2012, the Mexican Supreme Court of Justice resolved that the SCT does not have the authority to review the interconnection rates established by Cofetel and ratified that Cofetel is the authority that should solved the interconnection tariffs disputes.

“By-pass” international traffic

Pursuant to regulations of Cofetel, international long-distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates.  However, less expensive alternatives which by-pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic.  Given the disparity between the government-authorized and alternative long-distance interconnection and termination rates through local service routes and/or IP services, an increasing portion of the long-distance market between Mexico and the United States is served by entities that circumvent or “by-pass” the international long-distance interconnection system.  This practice is illegal under applicable law.

We cannot confirm whether any of our high-volume customers are engaging in “by-pass” activities.  There is no requirement to make such a determination under Mexican regulations and we have not implemented a system to detect such activity.  We are required, however, to comply with any order from competent regulatory authorities to disconnect a customer deemed to be engaged in “by-pass” activities.  In 2000, Mexican regulatory authorities announced their intention to conduct more rigorous audits of persons or companies believed to be engaged in “by-pass” activities.  In December 2000, some of the major Mexican long-distance carriers, including us, signed a cooperation agreement to combat “by-pass” activities.  If, as a consequence of such actions, the regulatory authorities determine that any of our high-volume customers are engaged in “by-pass” activity, we would be required to disconnect their service and our revenues could be negatively affected.

Property, Plant and Equipment

Property

We currently lease the buildings and land where our operations are carried out and where our microwave transmission equipment and switching centers are located.  We lease space for administrative offices in Mexico City and in the cities of Puebla, Queretaro and San Luis Potosi.  Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5-year term that expires on December 31, 2017 and is renewable for one additional 5-year term.  The Santa Fe lease area is comprised of 85,271 square feet.

Our offices in the city of Puebla are leased for a 5-year renewable term that expires on March 25, 2013.  These offices in Puebla are comprised of 14,100 square feet and hold one of our Lucent Technologies 5ESS switches.  We also have a branch office in Puebla that is leased under a 5-year lease which expires on September 1, 2015.  This building is comprised of 2,100 square feet.  Our offices in the City of Queretaro are leased for a 15-year renewable term that expires on August 1, 2017.  These offices in Queretaro are comprised of 12,015 square feet.  We have a branch office in Queretaro that is leased for a 15-year term that expires on June 23, 2017.  This branch office is comprised of 33,947 square feet and holds one of our other Lucent Technologies 5ESS switches.  On August 1, 2008, we renewed the lease of a warehouse in Mexico City comprised of 28,616 square feet for a 3-year term that expires on July 31, 2013.  On April 1, 2007 we increased the leased space to an additional 10,753 square feet on a 2-year lease expiring March 31, 2013, to add an on-site vault to our warehouse.  On April 1, 2008 we leased a 7,190 square feet office for a 5-year term, and on March 15, 2008 we leased a 16,900 square feet warehouse on a 5-year term in San Luis Potosi.  In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan Additionally, we own thirteen portions of land in the City of Puebla, San Luis Potosi and Estado de Mexico that are used as part of our infrastructure.  We believe that our facilities are adequate for our present needs and are suitable for their intended purposes.

Our Network

Build-out Strategy

We build our network on a modular basis.  In each city where we operate, we initially install a digital switch and obtain a metropolitan fiber optic network backbone which form the core of the network in that city.  Our outside plant development is then executed in a modular and scalable fashion based on individual network clusters that target specifically identified areas of the city that include residential areas we deem attractive as well as areas with concentrations of small- and medium-sized businesses.  Once a cluster has been identified by our marketing, engineering and sales departments, we build our network in clusters varying from 1,500 to 6,000 lines.  This strategy allows us to match capital expenditure to customer opportunity and to concentrate our sales efforts in a timely fashion to match the in-service dates of new clusters.

We have subscribers for approximately 58% of all lines built in a new cluster within 180 days after the completion of the build-out.  To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers.  These attributes also allow us to provide to our customers voice (including VoIP services) and data services, such as xDSL services with bandwidth of up to 20 Mbps.

We have standardized our network design using Alcatel-Lucent, Advanced Fiber Communications equipment and Huawei equipment (including digital subscriber line access equipment and VoIP technology).  We believe this equipment suite represents best-of-breed technologies that integrate well to assure consistent, cost efficient, high quality service.  By standardizing the equipment throughout our networks and using a small number of suppliers who provide industry-leading vendor support and technology innovation, we increase our purchasing effectiveness and minimize our cost of network capital expenditures.

Network Backbone

We own and operate 5,915 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas.  We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network.  The cities this network accesses include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico City, Toluca, Tehuacan, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala.  We have installed dense wavelength division multiplexing with a maximum growth capacity of up to 32 wavelengths, each with 2.5 and 10 Gbps capacity.  We have installed three dense wavelength division multiplexing systems to date.

We own and operate four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro with a total capacity of 282,750 trunks.  Our two softswitches, the Alcatel A5020 and the Nortel CS2K provide class 4 and class 5 VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential and commercial markets.  We switch our Toluca telephone traffic using our Mexico City switch.  All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

We have a lit 144-strand, 59-kilometer fiber optic ring in the city of Puebla.  We also have indefeasible rights of use for 299 route-kilometers of metropolitan fiber in the Mexico City area.  We have installed coarse wavelength division multiplexing equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 8 wavelengths, each with up to 2.5 Gbps capacity.  We have eight Lambdas already installed and we will install more Lambdas as needed to meet our customers’ requirements.  In addition, we have the infrastructure in place to provide local telephony service to three towns — San Martin Texmelucan, Huejotzingo and Rio Frio —located along our Mexico City-city of Puebla fiber optic link.

We use our own fiber optic rings to connect our microwave nodes, to provide backhaul to our switches and to connect to the public switched telephone network.  We also use this fiber to connect directly to the premises of some of our high-volume business customers for voice and data services and private line service.

Last-mile Connectivity

The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies.  We use copper feeder wire and distribution facilities to connect the majority of our end users to our fiber network and switches.  Our copper feeder wire is installed with a mix of aerial and underground construction.  Aerial is our preferred and most used method because of its lower cost and faster speed of deployment.  For aerial deployment, we typically use electricity poles we lease from the CFE.  We integrate fiber optic and Digital Subscriber Line Access Multiplexer facilities in the distribution plant to allow us to provide broadband services.  Our copper feeder wire is designed to provide copper twisted pair loop lengths of no more than three kilometers.  With these loop lengths and our use of broadband-capable copper wire, we are capable of achieving up to 20 Mbps downstream data transmission speed to customers on our copper network using our currently installed ADSL technology.

We use point-to-point microwave transmission technology to provide rapid turn-up of service connecting newly built network clusters and single site locations to our fiber backbone.  We have point-to-point frequencies in the 15 GHz and 23 GHz bands forming a complex microwave network throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca.  We also use microwave links to connect customers directly to our own fiber network in situations where a fiber connection is not practical and microwave provides the most cost-efficient means of providing a high speed connection.  We also have a point-to-multipoint concession in the 10.5 GHz band, covering telecommunications regions 3, 5 and 8 (North, Gulf and South East) of Mexico.

We have four Lucent Technologies 5ESS digital switches in the cities of Mexico City, Puebla and Queretaro.  Our two switches in Mexico City are equipped for 183,390 trunks, our switch in the city of Puebla is equipped for 54,600 trunks and our switch in the city of Queretaro is equipped for 44,760 trunks.  Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer.  Our equipment capacity is scalable at incremental costs according to customer demand.  These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services.  In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

We also have two next generation softswitches (one Alcatel-Lucent A5020and one Nortel CS2K) which provide VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential market.  Our platform is fully IP integrated with additional services including class 5 services like voice mail, call waiting and IP centrex features such as hunting group, call transfer and 3-way conference call.  Our VoIP services includes Session Initiation Protocol Trunking or SIP trunking to offer IP connectivity to IP private branch exchange into the commercial market.  The A5020 Softswitch has a capacity to manage 25,000 VoIP endpoints and is interconnected to the public switched telecommunications network using SS7 signaling.  The CS2K Nortel Softswitch located in Monterrey has the following interconnection capacity: Class 5 functionalities for 22,000 Session Initiation Protocol trunks/lines, 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.

We also own and operate one pair of Tekelec SS7 Signaling Transfer Points in Mexico City and one in the city of Monterrey, to manage our interconnection with all other carriers using N7 ISUP signaling.

Operational support systems

We have a network operations and control center in Mexico City which oversees, administers and provides technical support to all of our service areas.  Our center, which uses Hewlett Packard, Sun Microsystems hardware and Lucent Technologies software controls and monitors, among other systems, all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems.  Our center allows us to manage a multi-vendor network with the greatest efficiency possible and to identify problems early in order to utilize available redundancy and repair the damaged part of our network.

Our operational support systems are designed to allow us to differentiate ourselves from our competitors by enabling us to:

•                  offer a flexible, large selection of services;

•                  provide tailored service packages;

•                  quickly introduce products and services;

•                  deliver near real-time activation and disconnection;

•                  deliver a high quality of service;

•                  minimize activation errors; and

•                  provide accurate and timely billing services.

Our information technology strategy is to implement operational support systems possessing a high level of functionality and flexibility from the service order to the delivery of customer invoices.  The systems include the following functional features:

•                  Spanish language support for invoices and documentation;

•                  a high degree of integration among all operational support systems components;

•                  flow-through of information, provisioning and service activation;

•                  capabilities to monitor, manage and resolve network problems;

•                  allowance for growth on a modular scalable basis; and

•                  support of administrative operations for financial controls.

The data center groups all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands.  The data center contains solutions from leading companies in the IT industry, including Hewlett Packard, Sun Microsystems, IBM, Microsoft, Oracle, Alcatel-Lucent and Cisco.  We have a Hitachi mass storage solution whose architecture offers fiber optic technology, redundancy and high availability to support storage requirements for all operational support systems.  For all IT elements, we use a backup solution by Hewlett Packard, which lets us generate a security copy to support recovery activities.  The data center operates under a controlled condition which includes regulated energy, cooling, illumination and fire prevention systems.  We collect, format and process call records using a mediation system provided by Byte Vendor.  Provisioning is managed using the ASAP System from Oracle.  The customer account and its associated products are managed in a telecommunication business system or TBS by Oracle, which handles order management and service provisioning, workflow management, network inventory and design management and trouble ticketing.

We use a billing system that is highly flexible and equipped to bill all commercial products that we offer, both to residential and business customers.  It is also fully capable of bundled billing for multiple service bundles, including “double-play”, “triple-play” and “quadruple-play” for mobile postpay subscribers.

Furthermore, we developed a new billing system in 2010 and started the migration activities of MBS (Maxcom Billing System), in order to have more flexibility for innovation in the commercial offer.  We expect to fully implement our MBS by the end of 2013.

That system seeks to have the same flexibility and integration for invoicing all our products offered for residential and business customers, adding features that will increase the effectiveness of the billing process.

We use Settler by Intec Company to manage reconciliation, settlement and revenue assurance of call records and intercarrier compensation with all of the carriers with which we have interconnection agreements.  We use Siebel Customer Relationship Management by Oracle for our customer relationship management and for our contact center areas, including call center, post-sales and collections.  Siebel concentrates all historical information of customers, including contacts, products, service requests, invoicing, payments, balance due, commitments, credit limit and network status.

Our administrative processes system, or Enterprise Resource Planning, is Software Application Process.  Some of the processes that are handled in this system include general ledger, accounts payable, purchasing and warehouse.

Strategic Alliances

Alcatel IPTV Supply Agreement

On December 15, 2006, we entered into a supply and installation agreement with Alcatel Bell, N.V. and Alcatel Mexico, S.A. de C.V. (“Alcatel”) for the supply and installation of the video over digital subscriber line systems (“IPTV systems”).  Pursuant to this agreement, Alcatel completed installation of IPTV systems using the Microsoft TV platform on June 1, 2007.  This system allows us to provide IPTV to our customers including video on demand capabilities.  The total price for the supply and installation of the IPTV system was US$10.5 million.

MVNO Agreement with Telefonica Moviles

In 2007 we entered into an MVNO agreement with Telefonica Moviles, pursuant to which we are able to offer mobile services to our customers by reselling traffic and mobile numbers available from Telefonica Moviles, allowing our customers to have their landline and mobile phones under one invoice.  A MVNO provides mobile services to its customers but does not have an allocation of spectrum.  Rates charged under this agreement vary from fixed rates to variable rates based on volume utilized.

Marketing and Sales

General

We seek to develop brand name recognition by using our corporate name, logo and product names to portray a unified image.  We conduct sales efforts within target clusters to residential customers and small- and medium-sized businesses.  We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping, comprehensive billing and speed of line activation.  As a result, we believe we have positioned ourselves as an excellent quality service provider as a result of a sustained growth of our customer satisfaction level on year by year comparisons.

Sales and Distribution Channels

We focus our sales efforts within clusters using door-to-door sales and telemarketing promotions.  We promote our services primarily through advertisements on radio, billboards, in-building promotions, press and magazines.  As we commence the deployment of our network within a cluster, we intensify our promotional efforts through our direct sales force in such cluster.

Our direct sales continue in the same approach that consists of assigning sales representatives or teams to locations within a cluster or to single sites.  We had 720 sales representatives as of December 31, 2011, compared to 627 sales representatives as of December 31, 2010.  As of December 31, 2012, we had 720 sales representatives.  We assign our sales force based on territory, product or market segment, depending on their background and experience.  The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component.  Sales commissions are paid only after the new line is installed.

Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products and our internal marketing and sales procedures.  In its sales effort, our sales force uses, among other things, multimedia presentations, corporate videos and corporate and product brochures.

In addition to our sales force, we have developed other distribution channels, including store fronts, agents, distributors, outsourcing and telemarketing.  In order to promote our IP services with distribution channels, we provide all the necessary support in advertising and promotion tools to our distributors.

Customer Service

We seek to differentiate ourselves by providing superior and consistent customer service, which is one of the main components of our business plan.  Upon completion of the Recapitalization Transactions, we plan to further strengthen our focus on providing superior customer service by providing additional training and tools to enable our employees to better serve our customers.

Our customer service group is divided into three areas:

Centralized Call Center.  This call center, located in Mexico City, responds to calls to our customer care telephone numbers in the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacan, Monday thru Friday from 8 am to 10 pm, Saturday & Sunday from 9 am to 9 pm.  Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding billing, new services or products, area codes, rates, and line installation changes.  Prior to being connected to one of our customer service agents, we have an interactive voice response system (“IVR”) that allows customers to consult their bill balance, payment and customer service locations, among other information.  By offering customer self-service of information, we increase satisfaction and reduce the number of calls that have to be attended by an agent.  The IVR then allows the customer to direct his call to the Centralized Call center, Centralized Trouble shooting Center or Collections.

Walk-in Center.  We have two types of walk-in centers which offer customer care services and bill pay cashiers.

Customer Care Center (“CAC”), we have 14 CACs.  Each one of these CACs consists of an average of 4 customer care executives and 2 cashiers.  They are located as follows: four walk-in centers in Mexico City, five in the city of Puebla, one in the city of Tehuacan, two in the city of Queretaro and two in the city of San Luis Potosi for prospective and existing customers who wish to make inquiries in person regarding our services.

Casas Maxcom (“CM”), we have 44 CMs.  This is a reduced CAC concept, as there in only one customer service executive attending the center and one salesperson.  The purpose of the CM is to integrate ourselves into the community by establishing small home-type offices, increase our brand penetration and offer additional payment locations to our customers.  They are located as follows: 17 in Mexico City, 11 in the city of Puebla, 2 in the city of Tehuacan, 7 in the city of Queretaro and 7 in the city of San Luis Potosi for prospective and existing customers who wish to make inquiries in person regarding our services.

The hours of operation of both the CACs and the CMs in Mexico City are from 9:00 am to 5:30 pm on Mondays through Fridays and from 9:30 am to 3:00 pm on Saturdays.  In the rest of the cities the hours of operation are from 9:00 am to 6:00 pm on Mondays through Fridays and from 9:30 am to 3:00 pm on Saturdays.

Centralized Trouble-Shooting Center.  This call center, located in Mexico City, responds to calls in the cities of Mexico City, Puebla, Queretaro Tehuacan and San Luis Potosi.  This center is available 24 hours a day, seven days a week and handles technical problems and inquiries.

Centralized Customer Retention Center (Telecare), this call center, located in Mexico City, receives calls transferred from any of the other call centers or even Walk-In Centers.  Its role is to enforce customer retention programs both reactively (for calls received) and proactively.  The proactive effort is based on customer life cycle and a specific customer loyalty program designed to increase customer satisfaction, customer loyalty, and reduce churn.  This center is available from Monday through Friday from 8:00 am to 8:00 pm, and Saturday from 9 am to 2:00 pm.

Corporate Customer Care group, we have a specialized group of customer service executives whose mission is to maintain high satisfaction levels in selected corporate customers.  The group consists of 11 persons in Mexico City and 1 person in Puebla.

Customers may access their billing statements through our website.  We have also installed an IVR that allows customers to consult their balance, payment and customer service locations, among other information.  In addition, customers may pay their bills through monthly direct deposit, cash payments at four of the largest Mexican banks, several large chain of stores (Farmacias del Ahorro, Elektra and Tiendas Extra) or at our walk-in centers located in Mexico City, Queretaro, Tehuacan, San Luis Potosi and the city of Puebla.  We also assist our customers with new service requests and product information.

Credit, Billing and Collection

We perform credit checks using a leading Mexican credit bureau on all of our potential business customers.  Depending on the result of the credit check, we may request financial statements in order to analyze if a deposit, promissory note, third-party guarantee or standby letter of credit is necessary.  For business customers with an imperfect credit history we require two months deposit, which is calculated based on the estimated average billing.  For call centers and other high-usage customers we may require higher deposits, collect on a prepaid or weekly basis and undertake a closer monitoring of call activity.

We do not perform credit checks on residential customers who have never had service with us, which accounts for approximately 65% of our residential customers.  Instead, our sales representatives are required to verify the identity and address of such residential customers.  We do perform credit checks on customers or addresses that have had service with us and have an imperfect or poor credit history (such customers represent about 30% of the residential customers).  We plan to improve our credit underwriting process and rely not only on credit checks but also on systems and infrastructure that will allow our sales force to make more systematic decisions.

We invoice customers monthly on a staggered basis, except for those business customers with greater credit risk in which case we may invoice weekly, within the four commercial billing cycles, or the three billing cycles in the case of residential customers.  We process and print our bills within seven days after closing of each cycle.  Customers then have an approximate of 20 to 23 days to pay the bill (depending on their billing cycle).  We have implemented for commercial customers on our current systems a paper-less billing strategy, which allows us to reduce billing expenses, invoice delivery times, waste and simplifies the billing information management for our customers.

For residential and commercial customers with one to six lines, if a bill is past-due for more than two days, we leave a reminder message on their phone.  If the bill remains unpaid for five additional days, we restrict service allowing incoming calls only.  If the bill remains unpaid for seven additional days, we suspend the service.  If the bill remains unpaid for another seven days, we continue to allow incoming calls but only for our client retention specialists to contact the customer to negotiate and collect the payment.  After an account is 30 days past-due, we continue our calling collection efforts and in the event that the customer rejects our calls, we schedule a visit.  If no payment is received after 90 days, we disconnect the line and the receivables are assigned to collection agencies.  If the bill remains unpaid, we may assign the receivables to another collection or legal agency.  If a customer pays off their debt after disconnect, we reconnect the line.

For our customers with 12 months of billing history, we have developed more flexible terms and we restrict and suspend their service if their accounts are unpaid 15 days later than for our newer customers.  For customers with more than six lines, we use the same process described above, except that we use a personalized approach where we try to negotiate payment terms before imposing any restriction, suspension or disconnection of the service.  We may suspend service when an invoice is at least 30 days past due.  However, in the case of high-usage customers, we may suspend service when an invoice is at least one day past due.

We use our Siebel customer relationship management tool to manage our relationships with customers.  This application works on a service request registration basis, where our representatives register all contacts with our customers to track customer history, to solve inquires and performs quality service, to support our business growth, collections and training of our sales force and to enhance marketing.

Employees

As of December 31, 2011, we had 2,041 employees, a 7% increase compared to 1,903 employees as of December 31, 2010.  As of December 31, 2012, we had 2,018 employees.  203 of our employees are unionized and covered by the terms of a collective bargaining agreement that we entered into with the National Union of Telecommunications, Telephony, Communications, Cybernetics, Electric, Electronic and Similar Products Workers of the Mexican Republic (Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonia, Comunicaciones, Cibernetica, Productos Electricos, Electronicos, Similares y Conexos de la Republica Mexicana).  This agreement is renegotiated every year with respect to salaries and every two years with respect to benefits.  The current agreement expires on April 1, 2013.  We have not experienced any strikes or work stoppages and we believe we have a good relationship with our employees and the union representing them.

We also had 720 sales representatives as of December 31, 2011, compared to 627 sales representatives as of December 31, 2010.  As of December 31, 2012, we had 720 sales representatives.  Upon completion of the Recapitalization Transactions, we plan to significantly increase the number of sales representatives beginning in 2013, which we expect will increase our sales, general and administrative expenses.

Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business.  In addition, from time to time, we become aware of potential non-compliance with applicable regulations, which have either been identified by us (through our internal compliance auditing program) or through notice from a governmental entity.  In some instances, these matters could potentially become the subject of an administrative or judicial proceeding and could potentially involve monetary sanctions.  We believe, after considering a number of factors, including, but not limited to, the opinion of legal counsel, our prior experience and the nature of existing claims and proceedings to which we are currently subject, that the ultimate disposition of these claims and proceedings should not materially affect our consolidated financial position or results of operations.

Mexican Federal Power Commission (CFE) Litigation

In July 2006, we acquired Grupo Telereunion from the Grupo VAC Investors, a group comprised of certain members of the Vazquez family.  Grupo Telereunion was a party to a lawsuit initiated by the CFE for Ps. 38.3 million in rents due for the 30-year lease of infrastructure plus interest, entered into on June 23, 1999, that should have been paid in advance.

Although Grupo Telereunion was found ultimately liable for Ps.42.3 million (the contested amount plus interest) following its appeal and has been ordered to pay the amount claimed by the CFE, the entities controlled by the Grupo VAC Investors undertook to negotiate with the CFE, on behalf of Grupo Telereunion, more favorable terms for the payment of the amount due to the CFE.  On January 9, 2007, Grupo Telereunion executed an agreement with the CFE to pay the amount due over a two-year period in semi-annual payments beginning May 29, 2007 and ending November 29, 2008.  As part of this agreement, Grupo Telereunion granted a stand-by letter of credit issued to the CFE to secure payment of the amount due.  The entities controlled by the Grupo VAC Investors have covered all of the expenses and costs associated with the issuance of this letter of credit.  The entities controlled by the Grupo VAC Investors have also lent us Ps.38.3 million which we have agreed to repay them over a 30-year period in monthly installments of no more than Ps.0.11 million per month, bearing an interest rate of “Equilibrium Interbanking Interest Rate” (“TIIE”) plus 300 basis points.  This loan is payable immediately upon the completion of the Recapitalization Transactions, and has an aggregate amount outstanding of Ps. 29.24 million as of November 30, 2012, considering the discount rate on the original amount due of 10.376%.

THE RECAPITALIZATION TRANSACTIONS

Recapitalization Transactions

On December 4, 2012, Maxcom entered into a recapitalization agreement (the “Recapitalization Agreement”) with Ventura Capital Privado, S.A. de C.V., a sociedad anonima de capital variable, organized and existing under the laws of the United Mexican States (“Ventura Capital”) (acting on behalf of a group of investors that formed and are beneficiaries of the Purchaser).  Pursuant to the Recapitalization Agreement, the Purchaser will make a capital contribution to Maxcom of approximately US$45.0 million, which is expected to be made within one month of the closing of the Equity Tender Offer.  In addition, in connection with the Equity Tender Offer, the Purchaser will offer to purchase for cash any and all of Maxcom’s outstanding Shares at a price of Ps. 0.9666 per Share, CPOs at a price of Ps. 2.90 per CPO and ADSs at a price of Ps. 20.30 per ADS.  Moreover, pursuant to the terms of the Recapitalization Agreement, Maxcom agreed to commence the Exchange Offer (defined below) and related consent simultaneously with the commencement of the Equity Tender Offer.

The Equity Tender Offer and Exchange Offer transactions described below are hereinafter collectively referred to as the “Recapitalization Transactions.” Upon consummation of the Recapitalization Transactions, we will be controlled by Trust Number 1387, a banking institution organized and existing under the laws of the United Mexican States (the “Purchaser”), a trust controlled by Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the trustee of which is Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero (“Banco Invex”), and the beneficiaries of which are Ricardo Guillermo Amtmann, Javier Molinar Horcasitas, Enrique Castillo Sanchez Mejorada, Henry Davis Carstens Alberto Martin Soberon and certain other beneficiaries.

Equity Tender Offer

The Equity Tender Offer is subject to various conditions, some of which have been met.  Consummation of the Equity Tender Offer remains subject to the following conditions, among others, requiring that:

•                  more than 50% of the outstanding fully diluted shares of the capital stock of Maxcom are tendered by the expiration date of the Equity Tender Offer;

•                  the non-independent officers and directors of Maxcom and its subsidiaries have resigned;

•                  any approvals from the corresponding governmental authorities required to consummate the Equity Tender Offer have been obtained, such as SCT approval; and

•                  the successful completion of the Exchange Offer (as described further below).

Certain Maxcom shareholders holding 44.29% of the outstanding Maxcom Securities have agreed to tender their Maxcom Securities in the Equity Tender Offer pursuant to certain agreements.  However, those agreements may be terminated, and the shareholders who are parties to such agreements may withdraw their Maxcom Securities and tender their Maxcom Securities into another more competitive offer, if that offer is superior to the Equity Tender Offer according to certain requirements described in these agreements.

In addition, on January 11, 2013, Maxcom’s controlling shareholders, Ventura Capital (acting on behalf of certain group of investors that formed and are beneficiaries of the Purchaser) and Banco Invex as escrow agent entered into an escrow agreement where the Purchaser agreed to deposit Ps. 65.0 million in escrow as a fee payable by Ventura Capital in the event it defaults on the Recapitalization Agreement.

Debt Exchange Offer

The Company will engage in an offer to exchange (the “Exchange Offer”) any and all of its outstanding 2014 notes for certain Step-Up Senior Notes due 2020 (the “2020 notes”).  The current aggregate principal amount of the 2014 notes outstanding is US$200 million and the maximum aggregate principal amount of the 2020 notes that will be issued in connection with the Exchange Offer is US$200 million. The Exchange Offer is being made only to eligible holders of the 2014 notes pursuant to an offering memorandum and consent solicitation statement (the “Offering Memorandum”) and related consent and letter of transmittal which set forth more fully the terms and conditions of the Exchange Offer and consent solicitation.

Subject to satisfaction or waiver of the conditions to the Exchange Offer and consent solicitation set forth in the Offering Memorandum, the Company will only accept 2014 notes for exchange if at least 90% (including any 2014 notes which are owned by the Company or its affiliates) in aggregate outstanding principal amount of the 2014 notes is validly tendered and not validly withdrawn on or prior to the tender offer expiration date.

This supplemental disclosure statement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy the 2020 notes nor an offer to purchase the 2014 notes nor a solicitation of consents. The Exchange Offer and consent solicitation is being made solely by means of the Offering Memorandum and the consent and letter of transmittal.

Delisting from NYSE and Deregistration

Following the consummation of the Equity Tender Offer, we do not intend to cause Maxcom to deregister its Shares and CPOs from the Mexican National Securities Registry (Registro Nacional de Valores, or “RNV”), to delist its Shares and CPOs from the Mexican Stock Exchange or to cease being subject to the reporting requirements applicable to publicly traded companies in Mexico.  Notwithstanding the foregoing, the percentage of Shares that might be acquired through the Equity Tender Offer may cause Maxcom to cease complying with prevailing registration and listing requirements in accordance with applicable legal provisions in Mexico, in which case Maxcom may be required to initiate applicable deregistration and delisting processes (which would involve an additional tender offer).

Following the consummation of the Equity Tender Offer, we intend to delist the ADSs from the NYSE and deregister the ADSs and the underlying CPOs under Section 12(b) of the Exchange Act. Furthermore, following the consummation of the Exchange Offer, we intend to deregister our 2014 notes and cease our U.S. securities laws reporting obligations.

MANAGEMENT

Our Board of Directors

Our board of directors is responsible for the management of our business.  The board of directors is comprised of ten permanent and five alternate members, each of whom is elected annually at our general shareholders’ meeting.  All board members hold their position for one year and may be reelected.  Our bylaws provide that the board of directors be comprised of at least five and no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are independent pursuant to Mexican law.

Meetings of the board of directors are validly convened and held if a majority of the members are present.  Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors present at the meeting.  If required, the chairman of the board of directors may cast a tie-breaking vote.

In connection with the Recapitalization Transactions, Jacques Gliksberg, Adrian Aguirre Gomez, Eduardo Vazquez and Salvador Alvarez Valdes will all resign from our board of directors.  In addition, in connection with the Recapitalization Transactions, the Purchaser expects to nominate at a shareholders’ meeting Enrique Castillo Sanchez Mejorada and Javier Molinar Horcasitas as the Chairman and Vice Chairman, respectively, of our board of directors.  However no assurance can be made that either will be elected.  The Purchaser has not yet determined the remaining composition of our board of directors to take effect in connection with the consummation of the Recapitalization Transactions.

The following table sets forth our current directors and their alternates, as appointed by our shareholders:

Name	Age	Position
Jacques Gliksberg	55	Director and Chairman of our board of directors
Adrian Aguirre Gomez(1)	62	Director and Vice Chairman of our board of directors
Eduardo Vazquez	50	Director
Rodrigo Guerra Botello(1)	71	Director
Lorenzo Barrera Segovia(1)	54	Director
Juan Jaime Petersen Farah(1)	54	Director
Jorge Garcia Segovia(1)	55	Director
Eduardo Augusto Jose Molina Llovera(1)	64	Director
Juan Miguel Gandoulf Castellanos(1)	53	Director
Salvador Alvarez Valdes	47	Director (and Chief Executive Officer)

(1)         Independent director.

Jesus Gustavo Martinez, Efrain Ruvalcaba, Maria Guadalupe Aguirre Gomez, Marco Viola and Jose Antonio Solbes serve as alternate directors during the absence of Eduardo Vazquez, Salvador Alvarez, Adrian Aguirre Gomez, Jacques Gliksberg and Eduardo Molina Llovera, respectively.  Gonzalo Alarcon I. is the secretary of ou board of directors and our General Counsel.  Christian Cassereau serves as alternate secretary of our board of directors.  The secretary and alternate secretary do not form part of our board of directors.

Adrian Aguirre Gomez and Maria Guadalupe Aguirre Gomez are siblings.

Adrian Aguirre Gomez Juan Miguel Gandoulf Castellanos, Rodrigo Guerra Botello, Juan Jaime Petersen Farah, Lorenzo Barrera Segovia, Jorge Garcia Segovia and Eduardo Jose Augusto Molina Llovera are independent directors.

Set forth below is a brief biographical description for the Chairman and Vice Chairman expected to be appointed to our board of directors upon the consummation of the Recapitalization Transactions.

Javier Molinar Horcasitas was a member of the board of directors of Casa de Bolsa Inverlat, S.A. de C.V. from 1984 to 1991. He was Vice President at Grupo Financiero Santander Mexicano, S.A. de C.V. from 1991 to 1998. Mr. Molinar is the president of Ventura Capital and has been a member of its board of directors. He has been a member of the board of directors of various companies such as Entretiene, S.A. de C.V., Mare a Team, S.L., Banorte, S.A. and Grupo Gigante S.A. de C.V. Mr Molinar has a major in Business Administration from Universidad La Salle.

Enrique Luis Castillo Sánchez Mejorada was a director of Banco Nacional de Mexico and Casa de Bolsa Banamex until 1984. He was also CEO of Seguros América, S.A. in 1991 and a director of Grupo Financiero Invermexico, S.A. de C.V. from 1991 to 1996. Mr. Mejorada was a partner of Xitus, S.C. in 1997 and a director of Credit Suisse First Boston from 1997 to 2000. He is a member of the board of directors of Grupo Industrial Hérdez, and Grupo Embotelladoras Unidas. Mr. Mejorada has a major in Business Administration from the Universidad Anáhuac.

Set forth below is a brief biographical description of each of our directors:

Jacques Gliksberg has been a director since 2002.  Mr. Gliksberg served as a Series N director of Maxcom from 1998 until 2002 and in April 2011, was appointed Chairman of our board of directors.  He also sits on the board of directors of Geoplan Brasil Development Ltd. (Brazil), Organizacion Rescarven, C.A. (Venezuela), Crown Linen, LLC, Fippex LLC.  Mr. Gliksberg was a managing partner of Bank of America Equity Partners from 1994 until 2005.  He is now a managing partner of Nexus Partners, LLC.  Mr. Gliksberg holds a bachelor of arts degree in economics and political science from the University of Rochester and a master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University.

Adrian Aguirre Gomez has been a Chairman of our board of directors since March 1996.  In December 2008 was appointed Vice President of our board of directors.  Mr. Aguirre also sits on the board of directors of Corporativo en Telecomunicaciones, S.A. de C.V., Maxcom Servicios Administrativos, S.A. de C.V., Maxcom SF, S.A. de C.V., Maxcom TV, S.A. de C.V. (all of which are Maxcom’s subsidiaries), INCO Energia, S.A. de C.V. Fundacion Teleton and Aurcana Corporation where he also sits in the Governance & Compensation Committee and Chairs the Audit Committee . . He has been the chairman of the board for Operadora Plusgamma, S.A. de C.V. since 1992.  Previously, Mr. Aguirre was chief executive officer and director of Grupo Radio Centro, S.A. de C.V. from 1980 to 1999, where he began working in 1968.  Mr. Aguirre is a certified public accountant and holds an undergraduate degree in accounting from the Instituto Tecnologico Autonomo de Mexico.

Eduardo Vazquez has been our director and vice president since July 2006 and in December 2008 was appointed Chairman of our board of directors until 2011.  Mr. Vazquez has served as chairman of Grupo Telereunion since July 2004.  Since April 2004, Mr. Vazquez has also served as chairman of the board of BBG Wireless, S.A. de C.V., a major supplier of infrastructure and operating facilities to some of the most important cellular telephone companies in Mexico, such as Telefonica Moviles.  In 1990, Mr. Vazquez founded Baja Celular Mexicana, and through a joint venture with Motorola in 1994, he managed and served as chairman of four cellular companies: Baja Celular Mexicana, Movitel del Noroeste, Celular de Telefonia Moviles and Telefonia Celular.  All four companies were combined into a regional operation covering the northern territory of Mexico, and were subsequently sold to Telefonica in 2000.  Outside of the telecommunications industry, Mr. Vazquez has founded and operated several companies in a variety of sectors, including software development, automobile dealerships and real estate.  Mr. Vazquez holds a bachelor’s degree in business administration from the United States International University of San Diego, California.

Rodrigo Guerra Botello has been one of our directors since June 2002.  Mr. Guerra is General Secretary of the Private Higher Education Institutions Confederation (Federacion de Instituciones Mexicanas Particulares de Educacion Superior — FIMPES), which includes the membership of 110 universities with half million of enrolled students.  Previously, Mr. Guerra was president of the Universidad Regiomontana in Monterrey, Mexico and executive president of CETRO (a private trust for the development of small private business in Mexico), the national vice president of COPARMEX and the general director and treasurer of the Businessman Coordination Council.

Mr. Guerra worked for AT&T Mexico from March 1995 to January 1999 and served as president and chief executive officer of IBM de Mexico from October 1980 to February 1995.  Mr. Guerra was also director of Sidek and Situr.  Mr. Guerra holds an undergraduate degree in chemical engineering from the Instituto Tecnologico de Estudios Superiores de Monterrey.

Lorenzo Barrera Segovia.  Mr. Barrera has been one of our directors since December 2008.  He is managing director, principal partner and member of the board of directors for Base Internacional Casa de Bolsa, S.A. de C.V, a company that is in the business of Foreign Exchange, Money Market, Investment Funds and serves as a Financial Adviser.  Base Internacional has an authorization from the Ministry of Finance, from the Comision Nacional Bancaria y de Valores, Banco de Mexico and is an EXIM Bank lender.  Additionally, the company is rated by Standard & Poors and Fitch Ratings and audited by Deloitte & Touche.  In addition, Mr. Barrera is member of Young Presidents Organization de Monterrey, Partner and member of the board of directors of Fraccionamiento Campestre Sierra Madre, S.A. de C.V., Casino Monterrey, A.C., Instituto de Atencion Integral al Discapacitado Retos, ABP, American Chamber Mexico Monterrey Chapter and The Chamber of Commerce of Canada in Monterrey.  Prior to this, Mr. Barrera served as Chairman of the board of directors of Base Capital, S.A. de C.V. and as Managing Director, Principal Partner and member of the board of directors of Base Internacional Casa de Cambio, S.A. de C.V.  Mr. Barrera was also Sub-Director of Fund Administration and Conciliation for foreign banks and held several positions at Banpais, S.A.  Mr. Barrera holds an accounting degree from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a master’s degree in finance from the same university.

Jorge Garcia Segovia.  Mr. Garcia has been one of our directors since December 2008.  He is currently member of the board of directors of Cemex Mexico, S.A. de C.V., Compañia Minera Autlan, S.A.B. de C.V., Hoteles City Express, S.A de C.V., Ameq de Mexico, S.A. de C.V., and Koviva, S.A. de C.V., Casino Monterrey, A.C., and of the State Council of Flora and Fauna of Nuevo Leon, A.C., and he is the current Chairman of Club de Niños y Niñas de Nuevo Leon, A.B.P.  In addition, Mr. Garcia was Investment Advisor for Vector Casa de Bolsa, held various positions within Banca Serfin, S.A. de C.V., Director of Northern Operations for Operadora de Bolsa, S.A. de C.V., Investment Advisor for Casa de Bolsa Interamericana, S.A. de C.V. and Project Analyst for Compañias Cuauhtemoc, S.A. de C.V.  Mr. Garcia is a Biochemical Engineer and obtained a diploma in the finance program from the Instituto Tecnologico y de Estudios Superiores de Monterrey.  Mr. Garcia is also a certified financial adviser.  He is also an Honorary Consul of the Slovakian Republic in Northeastern Mexico.

Juan Jaime Petersen Farah.  Mr. Petersen was appointed director since December 2008.  He is Founding Partner of Geltung Asesores, a Mexican firm that supports its clients in strategic planning and in the search for capital to grow existing businesses by issuing debt and private equity.  In addition, Mr. Petersen is member of the board of directors of Convertidora Industrial, S.A. de C.V., Consorcio Terrenos, S.A. de C.V., and Chairman of the board of directors for Minsa, S.A. de C.V. and Almer, S.A. de C.V. Prior to this, Mr. Petersen was also member of the board of directors of Motor Coach Industries, Inc., Pacific Star, Inc. in which he also served as adviser in the sale of that business and for Tequila Herradura, S.A. de C.V. in which he worked on the Tequila Herradura’s share buyback to Grupo Osborne and the sale of assets among other activities.  In addition, Mr. Petersen was Managing Director of Blockbuster Video Mexico, S.A. de C.V., Advisor for American Breco, Inc. and Director of Finance for Grupo Sidek, S.A. de C.V.  Mr. Petersen has a degree in economics from the University of Guadalajara.

Eduardo Augusto Jose Molina Llovera.  Mr. Molina is a founding partner and Chief Executive Officer (“CEO”) of CASUS MEDIA, an outdoor advertising company that supplies media buyers with very specific products and services in Mexico.  He was a founding partner and CEO of Difusion Panoramica, S.A. de C.V., an outdoor advertising company operating nationwide in Mexico, from 2001 to 2012.  Since 2004 and until February 2011, he was President of the Asociacion Mexicana de Publicidad Exterior, A.C. and member of the Consejo de Publicidad Exterior in Mexico City and of the Consejo de la Comunicacion.  From October 1997 to August 2001, he was CEO of Vendor, S.A. de C.V.  Previously, since 1977, he held various positions in Grupo Televisa, S.A. de C.V. including Head of the Telemarketing and Promotions business and Head of Information Technologies and Data Communications.  Mr. Molina holds an industrial engineering degree from the Universidad Iberoamericana and a master´s degree in Business Administration from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a Diploma in Bussiness from the IPADE.

Salvador Alvarez Valdes.  Mr. Alvarez has been our Chief Executive Officer since February 2011, Prior to joining us, Mr. Alvarez served as Chief Executive Officer (CEO) of Medicus.  He served as Managing Director of Red Legal; earlier in his career, Mr. Alvarez also served as General Manager of Corporativo Corvi, President and General Manager of ConAgra Foods, President and General Manager of Productos del Monte-ConAgra Grocery Products, SVP and GM of ConAgra Refrigerated Prepared Foods, VP and GM of ConAgra Refrigerated Prepared Foods, VP of International Operations of ConAgra, CEO of Campofrio Mexico.  Mr. Alvarez holds a Post Graduate Degree by Instituto Panamericano de Alta Direccion de Empresa (IPADE), a Bachelor in Economics for the Universidad Complutense de Madrid and CEU San Pablo both located in Spain.

Juan Miguel Gandoulf Castellanos.  Mr. Gandoulf was appointed as director and member of our Audit and Corporate Practices Committee in April 2011.  Mr. Gandoulf also serves as director and member of the Audit Committee of El Puerto de Liverpool, S.A.B. de C.V. since 2002.  Previously, since 2005, he has been CEO of Sagnes Constructores, S.A. de C.V. and since 2003 Mr. Gandoulf has been Treasurer of Colegio Franco Mexicano, A.C.  From January 1994 to October 2003, Mr Gandoulf served as Administrative Manager of Eurotecno, S.A. de C.V.  He also served in several positions in Fabricas de Francia, S.A. de C.V.  Mr. Gandoulf holds an accounting degree from the Universidad Autonoma de Guadalajara and a master’s degree in Business Administration from the United States International University at San Diego, California.

Our Main Executive Officers

Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

In connection with the Recapitalization Transactions, Salvador Alvarez Valdes will resign from his position as our Chief Executive Officer.  In addition, in connection with the Recapitalization Transactions, our new board of directors expects to name a new Chief Executive Officer and may also make other changes to the composition of our executive officers.

The following table lists the names, ages, positions and years of service of our current main executive officers:

Name	Age	Position
Salvador Alvarez Valdes	47	Chief Executive Officer
Carlos Palacios de la Cruz	46	Chief Commercial Officer
Gabriel Cejudo Funes	47	Chief Residential Sales Officer
Luis Sarabia Ramirez	54	Chief Information Technology and Operating Officer

Set forth below is a brief biographical description of each of our executive officers:

Salvador Alvarez Valdes.  See “Management—Our Board of Directors.”

Carlos Palacios has been our chief commercial officer since April, 2011.  Mr. Palacios has 15 years of experience as chief commercial and marketing officer in many companies as Del Monte Foods, Shering - Plough and SCA.  Mr. Palacios holds a Business Administration degree from Brighman University in Utah, U.S.A.

Gabriel Cejudo Funes has been our Sales, Marketing and Client Service Vice President since April 2011.  Mr. Cejudo has over 18 years of experience in the telecommunications industry.  Prior to joining us in 2006, Mr. Cejudo was Data Vice President and previously worked at Iusacell for 8 years.  Mr. Cejudo holds a chemistry engineering degree from the Universidad Iberoamericana in Mexico City and a masters in business administration from the Instituto Panamericano de Alta Direccion de Empresa (IPADE).

Luis Sarabia Ramirez has been our Chief Operating Officer since September 2011.  Mr. Sarabia has 30 years of experience in the IT industry.  Prior to join us, he served as independent business consultant from 2010 to 2011, the Business Process Director of Grupo Interacciones from 2009 to 2010 and Financial Sector Sales Director of SAP de Mexico.  Mr. Sarabia has a computer science bachelor degree from Universidad Iberoamericana in Mexico, City.

Committees

In connection with the completion of our initial public offering in October 2007, our board of directors established an audit and corporate practices committee and an operating advisory committee to assist the board of directors to manage our business.

Audit and Corporate Practices Committee

Our board of directors has established an audit and corporate practices committee responsible for advising the board on, and overseeing, our financial condition and matters regarding accounting, taxation and release of financial information, as well as to oversee and mitigate the risks of doing business in general and with related parties such as our shareholders, and to supervise the compliance of laws and securities regulations that apply to us.  The charter of our audit and corporate practices committee contains the rules of operation of such committee.  Under the charter, the audit and corporate practices committee must be composed of at least three members.  Each member of the audit and corporate practices committee (including its president) must be independent under the rules of the Exchange Act and the Mexican Securities Market Law.

The audit and corporate practices committee is comprised of Juan Miguel Gandoulf Castellanos (who acts as Chairman of the committee), Adrian Aguirre Gomez, Jose Eduardo Molina Llovera, Jorge Garcia Segovia and Juan Jaime Petersen Farah, all of whom are independent under the rules of the NYSE, Rule 10A-3 promulgated under the Exchange Act and the Mexican Securities Market Law.  If requested, our external independent auditor and certain of our executives, including our chief financial officer, will be required to participate in each meeting, although they are not formal members of the committee.

The audit and corporate practices committee’s principal role is to supervise the execution of related party transactions, require the chief executive officer to prepare reports when deemed necessary, supervise the activities of the chief executive officer and provide an annual report to the board of directors.

The mandate of the audit and corporate practices committee is to establish and review procedures and controls to ensure that the financial information we distribute is useful, appropriate, reliable, and accurately reflects our financial position.  The mandate of our audit and corporate practices committee includes the following functions, among others:

•                  advise the board of directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by referenced to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results of the immediately preceding fiscal quarter, constitute (i) the acquisition or disposition of assets or (ii) the provision of guaranties or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

•                  evaluate, analyze and supervise the work performed by our external auditors, including (a) review with them our annual and interim financial statements; (b) approve non-audit services provided by them; (c) resolve any disagreements between them and management; and (d) ensure their independence and objectivity;

•                  discuss our financial statements with the chief financial officer for their preparation and review and issue a recommendation to the board of directors with respect to committee’s approval; and

•                  inform the board of directors of the status of the internal control and internal audit system, including any detected irregularities.

Operating Advisory Committee

Our operating advisory committee is responsible for advising the board on and overseeing our operations.  In April 20, 2012, the shareholders’ meeting decided to reelected all the members of the Operating Advisory Committee.  This committee is comprised of Mr. Jacques Gliksberg, Adrian Aguirre Gomez and Eduardo Vazquez.

Compensation

The only agreements that we currently maintain for purposes of compensating our employees with our capital stock are our executive stock option plans described below.

We paid an aggregate of Ps.1.1 million in cash compensation to the members of our board of directors during 2011.  In 2009, our executive officers and other senior managers received aggregate compensation of approximately Ps.42.9 million, including performance bonuses.  They did not receive any stock options in 2009.

Our senior management is not entitled to any benefits upon termination, except for what is due to them according to the Federal Labor Law (Ley Federal del Trabajo), except in the case of a change in control, where a third party takes control of the company and terminates the labor agreement of some members of our senior management.  In this case those members will be entitled to receive a termination bonus.

We have not yet made any decisions as to compensation of our senior management after the consummation of the Recapitalization Transactions.

Executives Stock Option Plans

Second Stock Option Plan

As part of the capital increase and acquisition of Grupo Telereunion in July 2006, we amended the executive stock option plan granted to our officers for the services rendered during the years 2002, 2003 and 2004.  The plan is divided into five levels, depending on the ranking of the different members of management.  The first and second level includes the highest management levels and is contingent upon achieving certain targets that our board of directors set every year.  The participants of the three following levels are guaranteed a minimum amount of options.  The granting of options for the members of the last level, which is comprised of the junior management, is discretionary.  The underlying security of the options of this executive option plan is comprised of Series A common stock.

Once options are granted, holders can immediately exercise 25% of such options.  The remaining 75% of the options become exercisable pro rata over the succeeding three-year period.  In the event the officer ceases to work for us, all options not exercised are forfeited.  Options expire five years from the date of grant.

As of December 31, 2009 our board of directors and shareholders had reserved an aggregate of 11,000,000 shares to be issued upon the exercise of options granted under the new executive stock option plan, as well as for a special plan granted to the chairman of our board of directors.  As of December 31, 2009, options to purchase 42,382,206 shares had been granted, of which options to purchase 26,787,494 shares were fully exercisable.  The exercise price of the Second Executive Stock Option Plan is US$0.31 per option.  The previous amounts includes options to purchase 7,569,007 shares pursuant to arrangements with certain of our key officers that, upon a change of control or an initial public offering, thus becoming fully exercisable without restriction on October 2007 because of the initial public offering.  The exercise price of these options was US$0.01 per option.

On January 28, 2010, by means of resolutions adopted by the General Extraordinary and Ordinary Shareholders Meetings, the shareholders’ ratified the Executive Incentive Plan and the compensation or emoluments awarded to directors and members of our different committees.  In both cases the plan is comprised of a part payable in cash and a part payable in our stock options.

Under this plan there have not been any options granted, due to the fact that the conditions required at the Shareholder’s Meeting to grant the incentives were not met when they were measured on December 31, 2011.

Third Stock Option Plan

On April 20, 2012, by means of resolutions adopted at our General Extraordinary and Ordinary Shareholders Meetings, our shareholders ratified a new executive incentive plan and the compensation or emoluments awarded to directors and members of our different committees and approved a capital increase through the issuance of 25,800,000 Series A shares to be held in treasury.  The plan is composed of part cash payment and a part stock options.  As of November 30, 2012, officers and employees have exercised 1,886,400 Series A shares as part of the plan.

Director and Officer Indemnification and Limitation on Liability

Our bylaws provide that none of our directors, members of committees of our board of directors or officers shall be liable to us or our stockholders for (1) any action taken or failure to act which was in good faith and was not a violation of a material provision of our bylaws and which was not grossly negligent, willfully malfeasant or knowingly in violation of the Mexican Securities Market Law, (2) if applicable, any action or inaction that is based upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care the competence of which is not the subject of a reasonable doubt and (3) any action or omission that was, to the best knowledge of the board member, committee member or officer, the most adequate choice or where the adverse effects of such action or omission were not foreseeable, in each case based upon the information available at the time of the decision.  To the extent a director, committee member or officer is found to have acted in bad faith, with gross negligence or with willful malfeasance in connection with an action or failure to act in good faith which is not a violation of the material provisions of the bylaws, such director, committee member or officer may be liable for damages and losses arising under Mexican law.

Our bylaws also provide that each director, member of a committee of the board of directors and officer who is made or threatened to be made a party to a proceeding as a result of his or her provision of services to us will be indemnified and held harmless by us to the fullest extent permitted by Mexican law against all expenses and liabilities incurred in connection with service for or on behalf of us.  There is doubt as to whether, under Mexican law, this indemnification will be enforceable in respect of the breach of the duty of loyalty.  However, in the event that a director, officer or committee member initiated a proceeding, they will only be indemnified in connection with such proceeding if it was authorized by our board of directors.

We may maintain insurance policies under which our directors and certain officers are insured, subject to the limitations of such policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Unless otherwise determined by our board of directors, expenses incurred by any of our directors, members of a committee or officers in defending a proceeding shall be paid by us in advance of such proceeding’s final disposition subject to our receipt of an undertaking, in form and substance satisfactory to our board of directors, to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us.

Persons which are not covered by the foregoing indemnification rights and who are or were our employees or agents, or who are or were serving at our request as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may also be indemnified to the extent authorized at any time or from time to time by our board of directors.  Such expenses related to a proceeding incurred by such other employees and agents may also be paid in advance of a proceeding’s final disposition, subject to any terms and conditions on such payment as our board of directors deems appropriate.

Share Ownership

The table below sets forth information concerning the percentage of our voting capital stock, directly or indirectly, owned by our directors as of January 31, 2013.

Prior to the Recapitalization Transactions

	Series A Common Stock		Shares Underlying
Shareholder	Number of Shares	%	CPOs
Jacques Gliksberg (1)	317,886,835	40.24	285,886,834
Marco Viola (1) (2)	317,886,835	40.24	285,886,834
Eduardo Vazquez (3)	71,382,446	9.03	43,382,445
Jesus Gustavo Martinez (2) (3)	71,382,446	9.03	43,382,445
Efrain Ruvalcaba (2) (3)	71,382,446	9.03	43,382,445
Adrian Aguirre Gomez (4)	—	—	—
Maria Guadalupe Aguirre Gomez (2) (4)	—	—	—
Rodrigo Guerra Botello (4)	—	—	—
Salvador Alvarez (4)	—	—	—
Lorenzo Barrera Segovia (4)	—	—	—
Juan Jaime Petersen Farah (4)	—	—	—
Jorge Garcia Segovia (4)	—	—	—
Eduardo Molina (4)	—	—	—

(1)                                       The shares of Series A common stock indirectly owned by Mr. Gliksberg and Mr. Viola are beneficially owned by (a) the Nexus-Maxcom Holdings entities and (b) the Bank of America, as both are managers of Nexus Partners I, LLC.  The shares of Series A Common Stock directly owned by Nexus Partners I, LLC are owned indirectly owned by Mr. Gliksberg and Mr. Viola, its managers.  See “Principal Shareholders and Related Party Transactions.”

(2)                                       Alternate director.

(3)                                       Includes shares of Series A common stock beneficially owned, directly or indirectly, by the Vazquez family.

(4)                                       Holders own less than one percent of our Series A common stock.

In connection with the Recapitalization Transactions, Jacques Gliksberg, Adrian Aguirre Gomez, Eduardo Vazquez and Salvador Alvarez Valdes will all resign from our board of directors.  In addition, in connection with the Recapitalization Transactions, the Purchaser expects to nominate at a shareholders’ meeting Enrique Castillo Sanchez Mejorada and Javier Molinar Horcasitas as the Chairman and Vice Chairman, respectively, of our board of directors.  Both Mr. Castillo and Mr. Molinar are beneficiaries of the trust that is the Purchase in the Equity Tender Offer.  The Purchaser has not yet determined the remaining composition of our board of directors to take effect in connection with the consummation of the Recapitalization Transactions.  Information concerning the ownership of our voting capital stock by our directors after giving effect to the Recapitalization Transactions cannot be determined until after the results of the Equity Tender Offer are known.

PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

As of January 31, 2013, we had 790,125,839 Series A shares of common stock outstanding and registered (including those shares that represent CPOs and ADSs).

The table below sets forth information concerning the percentage of our voting capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities as of January 31, 2013.

Prior to the Recapitalization Transactions

	Series A Common Stock		Shares Underlying
Shareholder	Number of Shares	%	CPOs
Nexus Maxcom Holdings (1)	317,886,835	40.24	285,886,834
Grupo VAC Investors (2)	71,382,446	9.03	43,382,445
Public float	400,856,558	50.69	394,946,386
Total	790,125,839	100.0	724,215,665

(1)                      Based upon information set forth in the Schedule 13G/A filed on February 14, 2012, includes shares of Series A common stock beneficially owned, directly or indirectly by the following reporting persons: Nexus-Maxcom Holdings I, LLC, Nexus Partners I, LLC, Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola.  Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,035 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the direct beneficial owner of 338,347 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,824 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings.  As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

(2)                      Mr. Eduardo Vazquez is the direct beneficial owner of 33,528,978 shares of Series A Common Stock, approximately 4.2% of our total outstanding Series A Common Stock.  Mr. Gabriel Vazquez is the direct beneficial owner of 32,681,399 shares of Series A Common Stock, or approximately 4.1% of our total outstanding Series A Common Stock.  Ms. Alina G. Carstens is the direct beneficial owner of 5,172,068 shares of Series A Common Stock, or approximately 0.7% of our total outstanding Series A Common Stock.

Information concerning the ownership of our voting capital stock after giving effect to the Recapitalization Transactions cannot be determined until after the results of the Equity Tender Offer are known.

In accordance with a report issued by The Bank of New York, as of January 31, 2013 there were 3,061,165 ADSs being traded in the NYSE, through 10 record holders.  Each ADS represents seven CPOs, each CPO representing three shares of Series A common stock.

Significant Changes in Share Ownership

On July 21, 2006, we reached an agreement with certain entities controlled by the Grupo VAC Investors to acquire Grupo Telereunion.  As a result of these transactions, the Grupo VAC Investors became owners of 16.34% of our then -outstanding equity securities.  There have been no other significant changes in the percentage share ownership of our shareholders who hold more than 5% of our capital stock during the last three years.

Differences in Voting Rights

With respect to any particular class of our securities, the voting rights of our major shareholders, directors and executive officers is not different than the voting rights of other holders of the same class of securities.

Related Party Transactions

Our general policy is that we will not, and will not permit our subsidiaries to, enter into any contract or transaction with or for the benefit of any affiliate (other than transactions between us and our subsidiaries), which is not at a price and on other terms at least as favorable to Maxcom or our subsidiaries as those which could be obtained on an arm’s-length basis from an unaffiliated third party.

Acquisition of Sierra Comunicaciones Globales

In November 2007, we acquired all the equity capital of Sierra Comunicaciones Globales, S. A. de C. V. (Sierra).  The purchase price for the shares was US$3.0 million, US$1.75 million of which was paid on November 15, 2007, and the remaining US$1.25 million was paid on November 10, 2008.  In addition, we exercised a right of first refusal granted by Grupo VAC Investors in connection with the Grupo Telereunion acquisition.

Grupo VAC Investors Loan Agreement

On July 30, 2006 we entered into a loan agreement with Electromecanica de Guadalajara, S.A. de C.V., an entity controlled by the Grupo VAC Investors, in the aggregate principal amount of Ps. 38.3 million, to be repaid over a 30-year period in monthly installments of no more than Ps. 0.11 million per month, bearing interest at the TIIE rate plus 300 basis points.  This loan will be due and payable immediately upon the completion of the Recapitalization Transactions, and has an aggregate outstanding balance of Ps. 29.24 million as of November 30, 2012, considering the discount rate on the original amount due of 10.376%.

INDEX TO FINANCIAL STATEMENTS

Interim Unaudited Financial Statements

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(In thousands of Mexican pesos)

	November 30,	December 31,	January 1,
	2012	2011	2011
Assets
Current assets:
Cash and cash equivalents (note 9)	$211,436	$396,580	$375,224
Derivative financial instruments (note17)	15,079	27,583	—
Accounts receivables— net (note 10)	645,616	654,740	714,661
Value added tax refundable	47,209	88,554	166,465
Other sundry debtors	78,912	46,236	67,719
Inventory — net	17,654	8,895	25,678
Prepaid expenses — net	22,189	25,109	31,647
Total current assets	1,038,095	1,247,697	1,381,394

Non-current assets:
Telephone network systems and equipment — net (note 12)	3,912,271	3,956,307	4,231,838
Intangible assets — net (note 13)	102,327	127,419	175,785
Deferred income taxes — net (note 11)	12,103	17,368	—
Prepaid expenses — net	—	—	6,881
Guaranty deposits	7,747	7,709	7,526
Derivative financial instruments (note 17)	15,781	54,058	—
Other assets	2,151	2,151	2,151
Total long lived assets	4,052,380	4,165,012	4,424,181

Total assets	$5,090,475	$5,412,709	$5,805,575

Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable	$365,659	$215,773	$346,204
Accruals	23,717	19,701	33,724
Current installments of obligations under capital leases	5,473	2,975	1,693
Customer deposits	2,204	2,051	2,158
Other taxes payable	15,918	34,626	54,127
Accrued interests (note 15)	124,022	14,372	12,705
Total current liabilities	536,993	289,498	450,611

Non-current liabilities:
Derivative financial instruments	—	—	13,534
Senior notes (note 15)	2,286,278	2,744,287	2,432,882
Installments of obligations under capital leases	4,381	6,141	4,920
Other accounts payable	31,697	39,650	48,374
Labor obligations upon retirement (note 18)	3,161	2,485	1,691
Other long term liabilities	29,546	28,345	34,351
Deferred income taxes — net (note 11)	4,480	4,480	13,235
Total long-term liabilities	2,359,543	2,825,388	2,548,987

Total liabilities	2,896,536	3,114,886	2,999,598

Shareholders’ equity (notes 19 and 20) :
Capital stock	4,814,428	4,814,428	4,814,428
Additional paid-in capital	2,934	817,054	813,135
Deficit	(2,623,423)	(3,333,659)	(2,820,524)
Repurchase of shares	—	—	(1,062)
Total shareholders’ equity	2,193,939	2,297,823	2,805,977

Total liabilities and shareholders’ equity	$5,090,475	$5,412,709	$5,805,575

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Loss

(In thousands of Mexican pesos, except share data)

	For Eleven months ended November 30,
	2012	2011

Net revenues (note 7)	$2,008,173	$2,187,288

Operating costs and expenses:
Network operating costs	740,224	708,349
Selling, general and administrative expenses	643,809	752,121
Depreciation and amortization	535,041	618,583
Other expenses	133,941	89,694
Restructuring charges (note 3)	5,899	8,129
Total operating costs and expenses	2,058,914	2,176,876

Operating (loss) income	(50,741)	10,412

Interest expense	(259,209)	(285,533)
Interest income	7,178	2,296
Foreign currency gain (loss)	167,009	(339,565)
Gain on repurchase of senior notes (note 15)	98,144	—
Derivative financial instruments (loss) gain (note 17)	(50,781)	100,474

Net finance cost	(37,659)	(522,328)

Loss before income taxes	(88,400)	(511,916)

Income taxes expense (benefit) (note 11):	18,418	(14,297)

Net loss and comprehensive loss for the year	$(106,818)	$(497,619)

(Loss) and comprehensive (Loss) per share:
Basic (loss) per common share (pesos)	(0.14)	(0.63)
Diluted (loss) per common share (pesos)	(0.14)	(0.63)

Weighted average basic shares (thousands)	789,819	789,819
Weighted average diluted shares (thousands)	794,581	812,946

The accompanying notes are an integral part of these consolidated interim financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Stockholders’ Equity

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings (deficit)	Repurchase of shares	Total stockholders’ equity

Balances as of January 1, 2011	$4,814,428	$813,135	$(2,820,524)	$(1,062)	$2,805,977
Stock option plan (note 20)	—	5,497	—	—	5,497
Repurchase of shares	—	—	—	1,062	1,062
Comprehensive net loss	—	—	(497,619)	—	(497,619)
Balances as of November 30, 2011	$4,814,428	$818,632	$(3,318,143)	$—	$2,314,917

Balances as of January 1, 2012	$4,814,428	$817,054	$(3,333,659)	—	$2,297,823
Reclassification of additional paid-in capital (note 19)	—	(817,054)	817,054	—	—
Stock option plan (note 20)	—	2,934		—	2,934
Comprehensive net loss	—	—	(106,818)	—	(106,818)
Balances as of November 30, 2012	$4,814,428	$2,934	$(2,623,423)	$—	$2,193,939

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of Mexican pesos)

	11 months ended November 30,
	2012	2011
Cash flow from operating activities:
Loss before taxes	$(88,400)	$(511,916)
Adjustments for:
Depreciation and amortization	535,041	618,583
Loss on sale of telephone network systems and equipment	40,095	42,425
Foreign exchange (gain) loss not realized	(177,563)	342,314
Gain on repurchase of senior notes	(98,144)	—
Interest expense	253,555	273,381
Derivative financial instruments	50,781	(95,475)
Cost of stock option plan	2,934	5,496
Other non-cash items	(76,318)	(179,030)

Subtotal	441,981	495,778

Accounts receivable	85,388	205,737
Value added tax refundable	41,345	68,311
Other sundry debtors	(32,676)	(6,333)
Inventory	(8,705)	14,688
Prepaid expenses	2,920	16,020
Trade accounts payable	149,886	(50,086)
Accruals	4,016	(33,724)
Customer deposits	153	(133)
Other taxes payable	(19,221)	(14,715)
Income taxes paid	(12,640)	(11,358)
Other accounts payable	(7,953)	(7,997)
Labor obligations upon retirement	676	721
Other long term liabilities	1,201	(2,371)

Net cash provided by operating activities	646,371	674,538

Cash flows from investing activities:
Capital expenditures	(507,174)	(374,409)
Proceeds from sale of telephone network systems and equipment	1,166	2,543
Increase (decrease) in other non-current assets	(38)	(132)

Net cash used in investing activities	(506,046)	(371,998)

Cash flows from financing activities	140,325	302,540
Financing activities:
Interest paid	(143,905)	(130,554)
Repurchase of senior notes	(182,302)	—
Capital lease, payment of credits	738	511
Repurchase of shares	—	1,064

Net cash (used in) provided by financing activities	(325,469)	(128,979)

Net (decrease) increase in cash and equivalents	(185,144)	173,561

Cash and cash equivalents:
At beginning of year	396,580	375,224

At end of period	$211,436	$548,785

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 1 — ENTITY, INCORPORATION AND CHANGE OF INCORPORATION STRUCTURE:

Maxcom Telecomunicaciones, S. A.B. de C. V. (“Maxcom” or the “Company”), is a Mexican Limited Liability Public stock Corporation with variable capital incorporated on February 28, 1996.  Its main corporate purpose is the construction and operation of a telephone network, voice over IP, local, national and international long-distance telephone services, public telephone, data transfer services, internet, pay TV, virtual private network services and other value-added services, within Mexico. The Company also provides mobile telephone services as a virtual mobile network operator.  The Company began its commercial operations in May 1999.

Pursuant to the resolutions adopted by the shareholders at the General Extraordinary and Ordinary Shareholders Meetings held on September 13, 2007, and by virtue of the public offering of shares carried out by the Company in Mexico and abroad, Maxcom was denominated as a publicly listed stock company with variable capital (“sociedad anónima bursátil de capital variable” or “S. A. B. de C. V.”).  Now, the Company is subject not only to the applicable provisions of the Business Corporations Law but to the stock exchange regulations under the Stock Exchange Laws in Mexico and the United States of America, as well as the supervision of the National Banking and Securities Commission in Mexico (“NBSC”, “Comisión Nacional Bancaria y de Valores” or “CNBV”) and the U. S. Securities and Exchange Commission in the United States of America (“SEC”).  Upon the terms of such resolutions, the by-laws of the Company were amended in their entirety to conform them to the Stock Exchange Act (“Ley del Mercado de Valores”) and ancillary regulations.

Maxcom is a company domiciled in Guillermo González Camarena St. # 2000, C.P. 01210, México, D.F.

NOTE 2 — CONCESSIONS, FREQUENCY RIGHTS AND INTERCONNECTION AGREEMENTS:

Concessions:

On February 3, 1997, the Mexican Ministry of Communications and Transportation (“Secretaría de Comunicaciones y Transportes” or “SCT”) awarded the Company a concession to install and operate a public telecommunications network in Mexico (the “concession”). This concession is not exclusive.  The initial term of the concession is 30 years and includes certain renewal rights.  Subsequently, on December 7, 1999, September 27, 2001 and December 2, 2004, the Company received amendments to the initial terms and conditions of the concession.

The concession grants the Company the right to provide local, national and international long-distance telephone services, data transfer services and other value-added services in any part of the Republic of Mexico and, under the last amendment dated December 2, 2004, certain obligations were set forth for the Company, as described in Note 21c.

On August 4, 2006, the SCT granted Maxcom a concession to provide cable television services and audio in the city of Puebla. Shortly thereafter, the SCT issued the Convergence Regulations, under which different types of telecommunications service providers are authorized to provide certain services in addition to those included under the original concessions.

On January 17, 2007, the Mexican Federal Telecommunications Commission (“Comisión Federal de Telecomunicaciones” or “COFETEL”) authorized Maxcom to provide mobile virtual network operator (MVNO) services, based on its 1996 concession.  This authorization allows Maxcom to provide mobile telephone services throughout Mexico using its own brand, acquiring capacity from other concessionaires of this service in Mexico. As a result of this authorization, Maxcom is the first, and thus far, the only telecommunications concessionaire to offer quadruple-play services (voice, video, data and cellular) on an extensive basis under its own brand name.  The terms of the cable television and restricted radio concession and the MVNO authorization match the thirty-year term (expiring in 2026) of the concession granted in 1996 and impose no further obligations, including minimum coverage or investment additional commitments.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Frequency rights:

On October 3, 1997, the Mexican Federal Government through the SCT granted the Company ten frequency right concessions (the “frequency rights”) to use and exploit different bands of the radio-electric spectrum and to establish point-to-point and point-to-multi-point microwave links; seven are nationwide point-to-point and three are regional point-to multipoint microwave concessions.  The frequency rights became effective on February 28, 1998, and shall remain in effect until 2018, see Note 13.

In accordance with the terms of these frequency rights concessions, the Company must provide to the SCT a guarantee on its operations in the form of a surety bond and renew it every year, see Note 21d.

Convergence agreement:

On October 2, 2006, the Mexican Federal Government, through the SCT, issued a non-binding agreement for the rendering of services in convergence, which is known as “Agreement of Convergence of Fixed Services of Local Telephone and Restricted Audio and/or Television that are provided through Wired and Wireless Public Networks” (“Convergence Agreement”).

The convergence agreement allows certain concessionaires of services of telecommunications to provide other services not included in the original concessions that were granted to them.  The suppliers of cable television will now be able to provide the service of internet and telephone.  Also the telephone operators, like Maxcom, will now be able to provide restricted services of audio and/or video.  On October 13, 2006, Maxcom notified the SCT its compliance and voluntary adhesion to the Convergence Agreement and, therefore, the SCT authorized to provide the restricted services of audio and video besides to the previously authorized as a part of the original concessions of the public telecommunications network.

Interconnection agreements:

On January 22, 1999, the Company entered into a contract to provide local interconnection services (the “local interconnection agreement”) with Teléfonos de México, S. A. B. de C. V. (“Telmex”), whereby the parties agree to render interconnection services to finish local traffic in the other party’s network.

Likewise, the Company subscribed an interconnection agreement to handle Maxcom’s long distance traffic towards Telmex’s local network and Telmex’s long distance traffic towards Maxcom’s local network.

The Company has negotiated the signing of various amending agreements to the local interconnection agreement with Telmex, to extend the original term of the local interconnection contract, irrespective of the fact that the contract provides that the interconnection between the two companies is carried out based on the clause of “continuous application”.  This clause sets forth that upon termination of the first period, the original terms and conditions of the contract will continue in full force and effect until the parties sign a new contract to continue interconnecting their networks.  This contract has had yearly updates up until now.

During 2003 and 2002, the Company entered into various interconnection and reselling agreements with other local and long distance carriers and mobile phone companies, as well as agreements which allow the Company to render public telephone services through the capacity acquired from mobile networks.

The rights and obligations under certain interconnection contracts of Telereunion were transferred to Maxcom at the end 2006 and beginning of 2007.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 3 — RELEVANT CORPORATE EVENTS:

COFETEL resolution on interconnection rates:

On June 14, 2011 the Company received from COFETEL (Federal Telecommunications Commission), the final decision on the dispute brought before this body on  December 22, 2010 on the interconnection rate between the Company and the mobile operators: “Calling Party Pays (CPP)” and “Calling Party Pays National (CPPN)” based on the Articles 42, 43 and 44 of the Mexican Federal Telecommunications Law issued by the Department of Communications and Transportation.

COFETEL ruled that the CPP and CPP rates to be paid by Maxcom to major mobile operators would be Ps 0.3912/minute (without rounding), for the period from January 1st to December 31, 2011. During 2010 the Company paid Ps 1.00/minute for the concept of interconnection charges. COFETEL set these rates based on the principle of Total Service Long-Run Incremental Cost (LRIC).

Restructuring:

As of November 30, 2012 and 2011 the Company has incurred restructuring charges of $5,899, $8,129, respectively, mainly due to severance payments, which are recognized in other expenses.

Liquidity:

In recent quarters, the Company has experienced declines in revenues and cash flows, which may affect its liquidity if those trends are not reversed.  This situation is negatively impacting the Company´s capital expenditure program for the expansion of its network and services, thus slowing the Company´s growth.   The Company plans to address this situation by completing the Recapitalization Transactions (see Note 22 — subsequent events).

NOTE 4 — BASIS OF PREPARATION:

(a)                       Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements.

These are the Company’s first International Financial Reporting Standards (“IFRS”) condensed consolidated interim financial statements for part of the period covered by the first IFRSs annual financial statements and IFRSs 1, First-time Adoption of International Financial Reporting Standards has been applied.  An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 23.

In accordance with the General Corporation Law and the Company’s bylaws, the stockholders are empowered to modify the condensed consolidated interim financial statements after issuance.

The accompanying consolidated interim condensed financial statements were authorized for issuance on February 8th, 2013, by Mr. Salvador Álvarez, and consequently do not reflect events after this date.

(b)                       Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•                                Derivative financial instruments are measured at fair value; and

•                                The cost of certain items of telephone network systems and equipment at January 1, 2011, the date of transition to IFRSs, was determined by reference to its revalued amount under the previous accounting principles as its deemed cost.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

(c)                        Functional and presentation currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is the Company’s functional currency. All financial information presented in Mexican pesos has been rounded to the nearest thousands, except when otherwise indicated.

(d)                       Use of estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those that will apply to the first annual IFRSs financial statements.

i)                               Judgments

The key judgments made in applying accounting policies that have the most significant effect on the amounts recognized in these condensed consolidated interim financial statements are as follows:

Revenue recognition from bundled contracts

Customer contracts that include both equipment and bundled services (voice, data, pay TV or mobile services) are evaluated to determine whether the components are separable.  IFRSs do not contain detailed guidance on how separate components within an arrangement should be identified. Management uses its judgment to determine whether the component has stand-alone value to the customer and its fair value can be measured reliably and, accordingly, accounts for the separable elements. The conclusions reached may have a significant effect on the amounts recognized in the financial statements since they impact the timing of revenue recognition.  See Note 5(k).

ii)                            Use of estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next month are as follows:

Valuation of long-lived assets

As described in Notes 5(e) and (f) below, the Company reviews its depreciation and amortization methods and estimates of useful lives and residual values of long-lived assets (including telephone network systems and equipment and intangibles and frequency rights) each annual reporting date and adjusts them if appropriate.

For impairment testing, assets are grouped into cash generating units (CGU), i.e., the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets.  Since the Company provides bundled services and the network and certain intangibles are common across many services, Management has determined that such assets should be tested for impairment at the level of the whole economic entity.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  Key assumptions used in the calculation of recoverable amounts are the discount rate, the asset´s salvage values and EBITDA(1) margins.

For the 11-months period ended November 30, 2012, based on the Company’s impairment testing, no additional impairment loss was recognized.

Utilization of tax losses

The Company does not recognize a deferred tax asset arising from unused tax losses or tax credits due to the uncertainty the Company has sufficient taxable temporary differences or convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the Company.

Allowance of doubtful accounts receivable

The allowance for doubtful accounts represents the estimate of losses resulting from the failure or inability of our customers to make required payments.  Determining the allowance for doubtful accounts receivable requires significant estimates.  The Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions suggest changes from historical trends.  Management considers the provision to be sufficient to cover the potential risk of uncollectible accounts; however, actual results may differ from the estimates resulting in a material adjustment to the carrying amounts of the accounts receivable within the next financial year.

Estimates related to revenues

Installation revenues and related costs are deferred and amortized over the expected customer relationship period when installation is charged to the customers to the extent that costs do not exceed revenues, otherwise excess costs are expensed as incurred.  The Company estimates its customer relationship period to be 3 years.  With respect to bundled contracts where separate components are identified, revenue is allocated using the relative fair values of each component.  Changes in actual retention periods of customers or fair values assigned to different components could have a significant impact to the reported amounts of revenues in our statement of operations within the next financial year.

NOTE 5 — SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRSs statement of financial position at January 1, 2011 for the purposes of the transition to IFRSs.

(a)                       Basis of consolidation

i.                                Subsidiaries

Subsidiaries are entities controlled by the Company.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(1)                      EBITDA for any period is to net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses and tax.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

ii.                             Transaction eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Maxcom and its subsidiaries of which it controls and has almost 100% of the voting shares:

Subsidiary company	%

Asesores Telcoop, S. A. de C. V. (i)	99.9	Business advisory services
Celmax Móvil, S. A. de C. V. (i)	99.0	Telecommunication services
Corporativo en Telecomunicaciones, S. A. de C. V.	99.9	Technical personnel services
Fundación Maxcom, A. C. (i)	99.9	Donee
Maxcom Servicios Administrativos, S. A. de C. V.	99.9	Administrative personnel services
Maxcom SF, S. A. de C. V.	99.9	Financial services
Maxcom TV, S. A. de C. V. (i)	99.9	Cable television services
Maxcom USA, Inc. (i)	100.0	International telecommunications services
Servicios SF, S. A. de C. V. (iii)	99.9	Administrative personnel services
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Infrastructure leasing
Sierra USA Communications, Inc. (ii)	100.0	International telecommunication services
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services
Telereunion, S. A. de C. V. (ii)	99.9	Long distance and infrastructure leasing
Telscape de México, S. A. de C. V. (ii)	99.9	Real estate services

(i) These companies are in pre-operational stage.

(ii) These companies were formerly part of VAC Group (former owner statements of Telereunion Group), which together and hereinafter are referred to as “Grupo Telereunion”.

(iii) Subsidiary established in 2011.

(b)                       Foreign currency

i.                                Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Company at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

(c)                        Financial instruments

i.                                Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated.  All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise of cash and equivalents, and accounts receivables.

Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held-for trading or is designated as such on initial recognition.  Financial assets are designated as at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy.  Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

ii.                             Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise mainly the senior notes (including accrued interest), obligations under capital leases, bank overdrafts, and trade and other payables.

iii.                          Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

Repurchase, disposal and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity.  Repurchased shares are classified as treasury shares and are presented in the reserve for repurchase shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

iv.                         Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency exposures.  Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit and loss.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. When a derivative financial instrument is not designated in a qualifying hedge, all changes in its fair value are recognized immediately in profit or loss.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

To mitigate exposure to Peso/U.S. Dollar foreign exchange fluctuation risks, the Company sparingly uses derivative financial instruments such as cross currency swaps.

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting.  Derivative gains or losses are shown in the statement of comprehensive income and statement of cash flows as either operating or financing items depending on the nature of the item being economically hedged. In particular, the interest rate and cross currency swaps are presented within the derivative financial instruments gain (loss) line item and within financing activities, in the statement of comprehensive income and statement of cash flows, respectively.

(d)                       Inventories

Inventories consist of material used to install telephone lines and network build-out, and are measured at the lower of cost and net realizable value. The cost of inventories is based on the average cost formula, and includes expenditure incurred in acquiring the inventories, and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The allowance for obsolescence and slow-moving was evaluated on a six months basis, and according to the results of this evaluation, products are subject to a slow-moving or obsolescence allowance.

(e)                        Telephone network systems and equipment - Net

i.                                Recognition and measurement

Items of telephone network systems and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  The cost of certain items of telephone network systems and equipment at January 1, 2011, the date of transition to IFRSs, was determined by reference to its revalued amount under the previous accounting principles which were restated through December 21, 2007, by applying factors derived from the Mexican National Consumer Price Index (“NCPI”).

Cost includes expenditure that is directly attributable to the acquisition of the asset.  The Company constructs certain of its own network systems and related facilities.  The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

When parts of an item of telephone network systems and equipment have different useful lives, they are accounted for as separate items (major components) of telephone network systems and equipment.

The gain or loss on disposal of an item of telephone network systems and equipment is determined by comparing the proceeds from disposal with the carrying amount of the systems and equipment, and is recognized net within other income/expenses in profit or loss.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Maintenance and minor repair costs are charged to results as incurred; replacement and improvement costs are capitalized.  The cost and related allowances of assets sold or retired are removed from the accounts, and any resulting profit or loss is reflected in the statement of results of operations, in other expenses.

ii.                             Subsequent costs

The cost of replacing a component of an item of telephone network systems and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company, and its cost can be measured reliably.  The carrying amount of the replaced component is derecognized.  The costs of the day-to-day servicing of systems and equipment are recognized in profit or loss as incurred.

iii.                          Depreciation

Depreciation is based on the cost of an asset less its residual value.  Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, then that component is depreciated separately.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment.  Leased assets and leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.  Land is not depreciated.

Installation costs include labor, tools and supplies.  Installation costs related to commercial customers are capitalized and amortized on a straight line basis for a period of 20 years.  Installation costs capitalized are expensed once the relationship with the customer is terminated.

The estimated useful lives for the current and comparative periods are as follows:

Estimated useful life (years)

Telecommunications network and equipment	Between 23 and 24
Public telephone equipment	8
Leasehold improvements	Between 2 and 20
Radio equipment	30
Line installation cost	20
Electronic equipment	25
Capitalized expenses due to construction of networks	30
Capitalized comprehensive financing cost	10
Computer equipment	5
Transportation equipment	4
Office furniture	10
Other	10
Engineering equipment	10

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and adjusted if appropriate.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

(f)                         Intangible assets

Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and impairment losses.

As previously mentioned (Note 2), the SCT awarded the Company, at no cost; a concession to install and operate a public telecommunications network for a 30-year period.  The concession and the related grant were initially recognized at their nominal amount, therefore, they have no recorded value for financial reporting purposes and they are only disclosed in a note to these consolidated financial statements.

i.                                Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

ii.                             Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use.  The estimated useful lives for the current and comparative periods are as follows:

Useful life (years)

Infrastructure rights	30 and 15

Software licenses	3.3
Frequency rights	20*

*                              Amortization of frequency rights is amortized over the term of the frequency rights.  See Note 13.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(g)                        Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognized in the Company’s statement of financial position.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

(h)                       Impairment

i.                                Non- derivative financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Company, economic conditions that correlate with defaults or the disappearance of an active market for a security.

Loans and receivables

The Company considers evidence of impairment for receivables and at both a specific asset and collective level.  All individually significant receivables and securities are assessed for specific impairment.  All individually significant loans and receivables securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified.  Loans and receivables and securities that are not individually significant are collectively assessed for impairment by grouping together receivables investment securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to-maturity investment securities.  Interest on the impaired asset continues to be recognized.  When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

The Company records an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client.  In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client.  Accounts handed over to the Company’s legal collection services are reserved up to a 100%, or less depending on the success rate indicated by the attorney handling the account.

ii.                             Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  An impairment loss is recognized if the carrying amount of an asset or its related CGU exceeds its estimated recoverable amount.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The Company’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)                           Employee benefits

i.                                Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on government bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The plant workers are entitled to a seniority premium as stated in article 162 of Mexican Federal Labor Law, in accordance with the following rules:

I.                             Seniority premiums consist of the amount of twelve days salary for each year of service;

II.                        Seniority premiums are paid to workers who voluntarily separate its employment after they have completed fifteen years of service, at least.  Also be paid to the to the ones that separate with justification and those who are separated from their employment, regardless of justification or lack of justification for dismissal.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.  In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company.  An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.  When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested.  To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

All actuarial gains and losses at January 1, 2011, the date of transition to IFRSs, were recognized in retained earnings. The Company recognizes all actuarial gains and losses arising subsequently from defined benefit plans and expenses related to defined benefit plans in personnel expenses in profit or loss.

The Company recognizes gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs.  The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

At November 30, 2012 and for purposes of recognizing benefits upon retirement, the remaining average service life of employees entitled to plan benefits approximates 28 years.

ii.                             Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.  Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

iii.                          Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.  A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv.                         Share-based payment transactions

For equity instruments that were granted to employees after November 7, 2002 that will vest after January 1, 2011, date of transition to IFRSs, the grant-date fair value of share-based payment awards is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Stock options are granted to members of the Board of Directors, Company officers and employees, as described in Note 20.

The net amount of the stock options exercised, excluding any expenses or cost due to transactions related to the payment, are credited to shareholders’ equity and to additional paid-in capital at face value.  On the other hand, cash received from exercised stock options is recorded as equity in additional paid-in capital.  During 2012 no options were exercised, in 2011 options were exercised in the amount of $7,559.

(j)                          Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost.

(k)                       Revenue

Revenues from the sale of telephone equipment to clients are recognized at the time of delivery of said equipment and the risk and rewards are transferred to the customer.  Revenues from services are recognized as rendered.

Generally installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.

Revenues from public telephone services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the financial statements.

Revenues from interconnection services are recognized on accrual basis.  The Company entered into local interconnection agreements with various telephone companies under the “bill and keep” compensatory clause.  In accordance with these agreements, if the imbalance between local calls originated from the other telephone concessionaire and completed by Maxcom, and the calls originated from Maxcom and completed by the other telephone company over the course of one month do not exceed an established percentage, there will be no payment of an interconnection rate charge to the user for interconnection services.  However, if the imbalance exceeds that percentage in a particular month, the Company or the telephone concessionaire is subject to a charge per minute.  The aforementioned percentage of imbalance was 5% during.

The Company also has interconnection agreements for long-distance and mobile services with other concessionary telephone companies.  However, they do not include the clause of the “bill and keep” compensatory agreement.

Revenues from pay television services are recognized as rendered.

Revenues from mobile telephone services are recognized on monthly basis when the traffic with suppliers of mobile telephone has been reconciled and the charge to the client has been recorded.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

For the mobile telephone revenues the Company evaluates the revenue recognition of multiple-element arrangements evaluating the time and manner in which revenues for the different accounting units should be recognized.  For the Company the separated accounting units are the sale of mobile telephone equipment and mobile services.

Revenue from bundled services is recognized in the month in which the services are provided.  Bundle revenues are distributed among voice, data, pay TV or mobile services.

Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.

(l)                           Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.  The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease.  A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset.  An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

At inception or upon reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.  If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.  Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate.

(m)                   Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the re-measurement to fair value of any pre-existing interest in an acquire.  Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, fair value losses on financial assets at fair value through profit or loss, impairment losses recognized on financial assets (other than trade receivables).

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(n)                       Income Tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.  Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for:

1.                            Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

2.                            Temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

3.                            Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Under current tax law, companies will be required to pay the greater of ISR (“Impuesto sobre la renta” or Income tax) or IETU (“Impuesto empresarial a tasa unica” or Flat rate business tax).  If IETU is payable, the payment is considered final and not subject to recovery in subsequent years.  The income tax law current tax reforms from January 1, 2010, the income tax rate for fiscal years 2010 through 2012 is 30%, for 2013 is 29% and 28% for 2014 onwards.  IETU rate is 17.5% for 2010 onwards.

As of periods presented, the Company and its Mexican subsidiaries are subject to IT and IETU individually, which means that they are not consolidated for tax payment calculations.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

(o)                       Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares.  Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.  Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(p)                       Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components and which is reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.  The Company has determined that it has one operating segment: Telecommunications. The Company divided this operating segment in the following geographical destinations: Metropolitan Area, Central-South, and North (all within Mexico).

(q)                       Business and credit concentration

The Company provides its services to a vast array of customers, thus avoiding dependency on any single customer.  The Company carried out significant transactions with certain suppliers, mainly: Radiomóvil Dipsa, S.A. de C.V., Telmex and Pegaso PCS, S.A. de C.V.

NOTE 6 — FINANCIAL RISK MANAGEMENT:

Overview

The Company has exposure to the following risks from its use of financial instruments: credit risk; liquidity risk and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these condensed consolidated interim financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established the management and the Audit Committee as responsible for developing and monitoring the Company’s risk management practices.  The committee reports regularly to the Board of Directors on its activities.

The Company’s risk management practices are established to identify and analyze the risks faced by the Company, to monitor risks. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company Audit Committee oversees how management monitors compliance with the Company’s risk management practices and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Accounts receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.  The Company provides its services to a vast array of customers, thus avoiding dependency on any single customer; therefore, there is no concentration of credit risk.  Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.  The Company research on the credit behavior of its customers.  This information is supplied by independent rating agencies (“Buró de Crédito” or “Círculo de Crédito”) where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers.  Where appropriate, guarantees are required in the form of deposits (customer deposits).  The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.  Credit exposure is controlled by counterparty limits that are reviewed and approved by management and the Audit Committee.

As described in Note 5(h), the Company recognizes impairment of receivables through an allowance for doubtful accounts which is further detailed in Note10 below.

Investments

The Company limits its exposure to credit risk by investing only in overnight government instruments and only with trust worthy banks.  Management does not expect any counterparty to fail to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors cash flow requirements and optimizing its cash return on investments.  Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates will affect the Company’s income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.  The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.  All such transactions are carried out within the guidelines set by Management Board and the Audit Committee.

Currency risk

We entered into currency swap transactions with Morgan Stanley (France), SAS to minimize the exchange rate risks related to the coupon payments with respect to U.S.$150 million aggregate principal amount of our senior notes.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

In May 2011 we amended the cross currency swap agreements with Morgan Stanley (France), SAS to delete from the agreements the clause authorizing Morgan Stanley to terminate the agreements in case the credit rating of the Company continues to decline.  In counterpart, we agreed to deposit U.S.$1.5 million in a collateral account in Morgan Stanley.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.  Note 16 provides the details on the foreign currency position of the Company as of the date of the statements of financial position.

Interest rate risk

The senior notes due 2014 constitute substantially all of the Company’s indebtedness and bear interests at a fixed rate.  However, the Company has entered into currency swaps that change the profile of interest payments of a portion of its debt to achieve the desired mix between fixed and floating rate borrowings.  Note 17 further describes these swap transactions.

The exposure to interest rate risk arising from financial assets held is not deemed material to the Company’s financial statements.

Sensitivity analysis

The Company manages the market risk (interest rate risk and currency risk) of the derivative financial instrument in its position through the use of value at risk (VaR).  VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level.  The VaR methodology used by Maxcom is a parametric model with a 99% confidence level and one-day time horizon.  The table below sets out the VaR for Maxcom regarding the financial derivatives held in position as of:

Month End	Fair Value Derivative	Value at Risk @99%

November 2012	$30,860	7,814
December 2011	81,641	13,322

VaR results presented above imply that Maxcom would expect to incur a loss in November, 2012 of $7.8 million and December 2011 $13.3 million, under normal market conditions with a 99% confidence level.  Such VaR measure has limitations that are described as follows:

1.                            Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

2.                            VaR using a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

3.                            VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

4.                            These limitations and the nature of the VaR measure mean that Maxcom can neither guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

5.                            The Company considers that under current market conditions the VaR measure reported represents reasonably the risk exposure of its derivatives portfolio.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

The characteristics of the cross currency swaps acquired by Maxcom match perfectly the characteristics of the primary position (debt), thus a 100% effectiveness of the hedge is expected notwithstanding with the stress scenario or sensitivity test used, due to the fact that any change in fair value or the Cross Currency Swap will offset the change in fair value for the primary position.

The market risk factors that affect the fair value of the financial derivatives are MXN Rate TIIE, USD Rate LIBOR and FX Rate MXN/USD.

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.  Capital consists of capital stock, repurchase of shares reserve, additional paid-in capital and retained earnings of the Company. The Board of Directors monitors the return on capital as well as the level of dividends to ordinary shareholders.

From time to time the Company purchases its own shares on the market; the timing of these purchases depends on market prices. Primarily the shares are intended to be used for issuing shares under the Company’s share option program. Buy and sell decisions are made on a specific transaction basis by the General Management Director; the Company does not have a defined share buy-back plan.

There were no changes in the Group’s approach to capital management during the eleven month period ended November 30, 2012.

Fair value of financial instruments carried at amortized cost

Excepts as detailed in the following table, the directors consider that the carrying amounts of financial liabilities recognized in the consolidated financial statements as of November 30, 2012 and December 31, 2011, approximate their fair values.

	November 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value

Senior notes and accrued interest	2,410,300	1,321,890	2,758,659	1,668,721
Obligations under capital leases	9,854	—	9,116	—

The fair values of financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Determination of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Trade and other receivables

The fair value of accounts receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.  This fair value is determined for disclosure purposes.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Derivatives

The fair value of the cross currency forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).  The fair value of interest rate swaps is based on broker quotes.  Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.  Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

Share-based payment transactions

The fair value of the employee share options and the share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Fair value hierarchy

The different levels have been defined as follows:

•                               Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                               Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                               Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTE 7 — OPERATING SEGMENTS:

The Company operates in the telecommunication business sector and has only one reportable segment.  The segment offers different service products to its customers based on the type of market divided as follows:  residential, commercial, public telephone, wholesale and others.  However, most of the infrastructure is commonly used by the different services products in all markets and equally specific telecommunications services, such as local service, long distance and “calling party pays” (CPP) that can be provided in one or more markets.  Therefore, discrete financial information is not available because there is no measure of segment profit or loss by each of these markets.  The financial information reviewed by our chief operating decision maker includes revenue by market, but operating expenses and assets are reported on a combined basis for the entire operating unit.

Information about products and services

The revenue is divided as shown below:

Segment	For the eleven months ended November 30, 2012	For the eleven months ended November 30, 2011

Residential	$915,942	$915,914
Business	577,933	557,190
Public telephone	161,911	215,288
Wholesale	337,135	485,606
Others	15,252	13,290
Total revenues	$2,008,173	$2,187,288

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Each of the above markets is comprised of homogeneous customers.

Information about geographical areas

The information by geographical location (all within Mexico) including revenue, total assets, and additions of the telephone network, systems and equipment is as follows:

Services	Metropolitan Area	Central- South	North	Total

Period for the eleven months ended November 30, 2012:
Local	$992,083	$567,297	$9,814	$1,569,194
Long distance	173,546	174,171	43,252	390,969
Rent of dedicated links	208	—	—	208
Sale of equipment to customers	8,639	1,929	3	10,571
Capacity leasing	37,231	—	—	37,231
Total revenue	$1,211,707	$743,397	$53,069	$2,008,173
Total assets as of November 30, 2012	$3,625,174	$1,057,631	$407,670	$5,090,475
Acquisition of telephone network systems and equipment for the eleven months ended November 30, 2012	$502,407	$1,982	$2,785	$507,174

Services	Metropolitan Area	Central- South	North	Total

Period for the eleven months ended November 30, 2011:
Local	$1,178,800	$601,967	$33,186	$1,813,953
Long distance	193,647	122,580	20,611	336,838
Rent of dedicated links	214	—	—	214
Sale of equipment to customers	2,114	1,448	11	3,573
Capacity leasing	32,710	—	—	32,710
Total revenue	$1,407,485	$725,995	$53,808	$2,187,288
Total assets as of December 31, 2011	$3,938,552	$1,076,125	$398,032	$5,412,709
Acquisition of telephone network systems and equipment for the eleven months ended November 30, 2011	$283,048	$75,710	$15,651	$374,409

Information about major customers

There is no single external customer for whom its revenues amount to 10 per cent or more of a Company’s revenues.

NOTE 8 — SEASONABILITY OF OPERATIONS:

The Company’s is not subject to seasonal fluctuations.

NOTE 9 — CASH AND CASH EQUIVALENTS:

	November 30,	December 31,	January 1,
	2012	2011	2011
Cash	$40,768	$133,313	$55,872
Cash equivalents	170,668	263,267	319,352
Total	$211,436	$396,580	$375,224

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 10 — ACCOUNTS RECEIVABLE:

	November 30,	December 31,	January 1,
	2012	2011	2011

Accounts receivable	$1,226,450	$1,159,310	$1,030,679
Allowance for doubtful accounts	(580,834)	(504,570)	(316,018)
Total current assets	$645,616	$654,740	$714,661

The credit period is generally 25 days from the date of the invoice. Certain customers are granted extended credit periods up to 3 months.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful accounts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired

	November 30,	December 31,	January 1,
	2012	2011	2011
60-90 days	$14,436	$17,942	$35,254
91-120 days	—	—	—
Total	$14,436	$17,942	$35,254
Average age (days)	75	75	75

Movement in the allowance for doubtful accounts

	November 30, 2012	December 31, 2011	January 1, 2011

Balance at beginning of the period	$504,570	$316,018	$233,260

Charged to cost and expenses	76,264	188,552	168,482

Deductions	—	—	(85,724)

Balance at end of period	$580,834	$504,570	$316,018

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 11 - INCOME TAXES:

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax loss of the interim period.  The Company’s consolidated effective tax rate in respect of loss before income taxes for the 11-months ended November 30, 2012 was minus 20 percent (11-months ended November 30, 2011: 2 percent).  As of December 31, 2011, Maxcom Telecomunicaciones, S. A. B. de C. V. has tax-loss carry forwards of $1,574,208.  The Company has not recognized any deferred tax assets due to the uncertainty of its recovery.  The tax expense recognized for the 11-months period ended November 30, 2012 relates only to subsidiaries, which expect to cause income taxes during fiscal year 2012. The tax gain recognized for the 11-months period ended November 30, 2011 relates to the same subsidiaries, however due to a change in the basis for calculating deferred taxes from IETU to ISR, such subsidiaries recognized an income tax gain.

NOTE 12 - TELEPHONE NETWORK SYSTEMS AND EQUIPMENT - NET:

Telephone network systems and equipment consist of:

	November 30, 2012	December 31, 2011	January 1, 2011

Telecommunications network and equipment	$4,196,354	$4,129,175	$4,045,511
Public telephone equipment	634,048	657,963	713,911
Leasehold improvements	1,310,715	1,242,453	1,233,449
Radio equipment	422,071	403,702	400,487
Line installation cost	897,538	842,930	774,408
Electronic equipment	259,877	259,877	259,832
Capitalized expenses due to construction of networks	660,908	625,628	586,719
Capitalized comprehensive financing cost	281,490	277,133	263,089
Computer equipment	266,586	264,999	261,698
Transportation equipment	59,918	60,216	64,934
Office furniture	50,370	49,960	49,135
Other	41,838	41,697	40,850
Engineering equipment	22,239	22,121	21,266

Subtotal	9,103,952	8,877,854	8,715,289

Accumulated depreciation and amortization	(4,343,058)	(3,968,842)	(3,519,966)
Impairment charge (See Note 5h)	(1,001,493)	(1,001,493)	(1,001,493)

Subtotal	3,759,401	3,907,519	4,193,830

Construction in progress	152,870	48,788	38,008
	$3,912,271	$3,956,307	$4,231,838

As of November 30, 2012 the estimated cost remaining to conclude the construction in progress is $222,759 and management expects to conclude them before December 31, 2012.

As part of the agreements entered into with the holders of senior notes issued on December 20, 2006, as mentioned in Note 15, the Company committed all of Maxcom’s telephone network systems and equipment as collateral in favor of said bond holders.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Although the assets mentioned above have been encumbered in favor of the senior notes holders, the Company can make use of those assets as long as the requirements and conditions established in the instruments that govern issuance of the bonds are met.

The Company entered into financial lease agreements with Autoarrendadora Integral, S. A. de C. V. in pesos for transportation equipment.

The gross amount of fixed assets acquired under leases that are capitalized is comprised as follows:

	November 30, 2012	December 31, 2011	January 1, 2011
Transportation equipment	$2,166	$3,132	$4,959
Accumulated depreciation	(149)	$(317)	$(367)

Total	$2,017	$2,815	$4,592

NOTE 13 - INTANGIBLE ASSETS:

Intangible assets are comprised as follows:

	November 30, 2012	December 31, 2011	January 1, 2011
Infrastructure rights	$126,848	$126,848	$126,848
Software licenses	386,969	373,675	362,044
Frequency rights	94,674	94,674	94,674

Accumulated amortization	(451,585)	(413,199)	(353,202)
Cumulative impairment charges of infrastructure rights	(42,780)	(42,780)	(42,780)
Cumulative impairment charges of frequency rights	(11,799)	(11,799)	(11,799)

	$102,327	$127,419	$175,785

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 14 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

For the periods ended November 30, 2012 and 2011, related party transactions are analyzed as follows:

	For the eleven months ended November 30, 2012	For the eleven months ended November 30, 2011
Expenses paid to:
Telecomunicaciones Móviles de México, S. A. de C. V. (2)	$3,349	$3,466
BBG Wireless (1)	477	2,688
GS Comunicación (4)	2,209	2,237
Vázquez Eduardo (5)	887	801
Vásquez Gabriel Agustín (5)	737	726
Bank of America, Co. (6)	687	311
Autokam Regiomontana, S. A. de C. V. (3)	79	412
MG Radio (3)	—	135
Servicios corporativos VAC (7)	6	8
Total	$8,431	$10,784

Revenues from telephone services collected from related parties.

(1)	Corresponds to cluster construction.
(2)	Corresponds to interest payments and a portion of the capital pertaining to a loan to settle Telereunion’s debt with the Comisión Federal de Electricidad (CFE).
(3)	Corresponds to advertising services.
(4)	Corresponds to payments regarding marketing consulting services.
(5)	Corresponds to lease of sites and offices owned by a relative of a Maxcom shareholder.
(6)	Corresponds to expenses related to the debt restructuring and travel expenses related to a risk capital investment fund of Bank of America (Maxcom shareholder).
(7)	Corresponds to representation expenses.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

The accounts receivable and payable arising from operations with related parties as of November 30, 2012 December 31, 2011 and January 1, 2011were the following:

	November 30, 2012	December 31, 2011	January 1, 2011
Accounts receivable:

Proa Mensaje y Comunicación, S. A. de C. V.	$—	$11	$11
Guijarro de Pablo y Asociados, S. C.	9	6	6
Shareholder María Elena Aguirre Gómez	1	1	1
Shareholder Gabriel Vazquez Cartens	1	1	—
Difusión Panorámica, S. A. de C. V.	14	—	15
Porcelanatto, S. A. de C. V.	9	—	11
Shareholder María Guadalupe Aguirre Gómez	5	—	1
Total	$39	$19	$45

	November 30, 2012	December 31, 2011	January 1, 2011
Accounts payable:

Telecomunicaciones Móviles de México, S. A. de C. V. (1)	$25,395	$26,579	$27,868
BBG Wireless	3,357	1,254	9,278
GS Comunicación, S. A. de C. V.	144	117	142
Autokam Regiomontana, S. A. de C. V.	10	24	107
Vázquez Eduardo	11	11	—
Servicios Corporativos VAC	—	11	—
MG Radio	—	—	5
Total	$28,917	$27,996	$37,400

Accounts payable and receivable from related parties are included within accounts receivable customers and trade accounts payable, respectively.

(1)         On January 5, 2010, Electromecánica de Guadalajara, S. A. de C. V. gave the rights of the loan to Telecomunicaciones Móviles de Mexico, S. A. de C. V.

Key management personnel compensation

	For the eleven months ended November 30, 2012	For the eleven months ended November 30, 2011

Short-term employee benefits	$44,043	$46,632
Termination benefits	1,976	6,334
Share-based payments	5,383	270
Total	$51,402	$53,236

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

NOTE 15 — SENIOR NOTES:

As of November 30, 2012, December 31, 2011 and January 1, 2011, Bonds payable were comprised as follows:

	November 30, 2012	December 31, 2011	January 1, 2011
Long term:
Senior notes maturing in 2014, bearing interest at a fixed annual rate of 11%, payable semiannually as from June 15, 2007.	$2,286,278	$2,744,287	$2,432,882

On December 20, 2006, the Company issued debt instruments denominated “Bonds” in the international markets in the amount of 150.0 million dollars in accordance with Rule 144A and Regulation S, both part of the U.S. Securities Act of 1933.  On January 10, 2007 and September 5, 2007, the Company issued additional Bonds in the amount of $25.0 million dollars each, on the same global offer and under the same terms as those of the initial placement.

As of November 30, 2012, December 31, 2011 and January 1, 2011, accrued interest payable on these bonds amounted to $124,022, $14,372 and $12,705, respectively.

As part of the agreements reached with the Bondholders, the Company agreed to encumber, in order of priority and degree, in favor of said Bondholders, the fixed assets that comprise the item “Telephone Network System and Equipment”, including, but are not limited to constructions, transportation equipment and vehicles, computers, information electronic data processing equipment, telecommunications and office furniture and equipment.  The guarantee was perfected on February 13, 2007 through a voluntary mortgage set up in order of priority and degree.

Even though the above-mentioned assets have been pledged to the Bondholders, the Company can make use of said assets, provided the requirements and conditions established in the instruments that govern the issuance of the Bonds are met.

The main characteristics of this Bond issue are that it: a) represents preferential liabilities of the Company (subject to the mortgage mentioned in the paragraphs above); b) “pari passu” (equal rights and conditions like any other similar debt entered into by the issuer) on payment rights on all current company principal debt; c) is considered preferential debt in regards to any future principal debt of the Company; and d) is unconditionally guaranteed by the shares of all the Company’s subsidiaries, except by the shares of Grupo Telereunion companies, which were pledged beginning in 2009, and d) is subject to registration before the Securities and Exchange Commission (SEC), in accordance with the Registration Rights Agreement, this record was duly completed on November 19, 2007, according to the values’ exchange described below.

On November 19, 2007 the bonds exchange program was completed for an approximate amount of 200.0 million dollars and registered with the SEC with the same characteristics of maturity, interest rate and almost all other characteristics.

The aforementioned Bonds contain positive and negative covenants, which have been duly complied with as of November 30, 2012, December 31, 2011 and January 1, 2011.

Interest paid abroad is subject to income tax withholding at a rate of 4.9%, payable by the Bondholder and interest is payable net. However, the Company assumed the obligation to pay interest free of any charge or tax burden to the Bondholders, absorbing the cost of the retention of withholding taxes.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

As of November 30, 2012 the Company has repurchased outstanding senior notes for a total amount of U.S.$15.4 million (fair value).

The difference between the carrying amount (U.S.$22.9 million) and the purchase price resulted in a gain of U.S.$7.5 million ($98.1 million pesos) which was recognized in the consolidated statement of comprehensive loss.

NOTE 16 - FOREIGN CURRENCY POSITION:

Figures in this note represent thousands of US dollars.

The Company’s foreign-currency position (exclusive of the currency swaps) was as follows:

	November 30, 2012	December 31, 2011	January 1, 2011
Assets
Short term	$4,756	$37,641	$33,473
Long term	2,367	3,895	—
	7,123	41,536	33,473
Liabilities
Short term	23,951	12,123	12,648
Long term	177,107	198,511	200,415
	201,058	210,634	213,063

Net (liabilities) - in dollars	(193,935)	$(169,098)	$(179,590)
Exchange rate at end of the year ($1 to the 1.00 dollar)	$13.04	$13.98	$12.36

NOTE 17 - DERIVATIVE FINANCIAL INSTRUMENTS:

At November 30, 2012 and December 31, 2011 the Company had four swaps with Bank Morgan Stanley, without receiving or settling any amount for such transactions.  For all the active financial instruments (swaps), the Company will pay the computed interests of the notional settled in Mexican pesos on a semiannual basis, and will receive an interest income generated from the notional settled in dollars. As of November 30, 2012 and December 31, 2011 the swaps totaled $30.8 and $81.6 million, respectively, which was composed of the following derivatives:

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Cross currency swaps:

Counterparty	Received Leg	Payment Leg	Maturity	Gain (loss) for the eleven months ended November 2012	Gain (loss) for the eleven months ended November 2011
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(478,125) MXN @ TIIE 28 + 4.57% S/A	December 15, 2014	$(13,220)	13,393
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(478,125) MXN @ 12.75% S/A	December 15, 2014	(13,060)	14,797
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(474,375) MXN@ TIIE 28 + 4.85% S/A	December 15, 2014	(12,215)	39,329
Bank Morgan Stanley SAS	37,500 USD @11% S/A	(474,375)MXN @ 12.91% S/A	December 15, 2014	(12,285)	32,955

For accounting purposes, these derivative instruments, although intended for hedging purposes from an economic perspective, have been designated as trading instruments as they do not comply with all the requirements to qualify for hedge accounting.  Changes in the fair value of these derivative instruments are recognized in the statement of operations for the year in which such changes occur, under financing cost.

NOTE 18 - LABOR OBLIGATIONS UPON RETIREMENT AND PERSONNEL EXPENSES:

As of November 30, 2012, December 31, 2011 and January 1, 2011 the Company has direct benefits payable for absences (non-cumulative) amounting to $581, $878 and $593, respectively.

The Company has obligations and costs of seniority premiums for employees entitled to receive them and are recognized based on actuarial studies prepared by an independent third party specialist.

	For the eleven months ended November, 30, 2012	For the eleven months ended November 30, 2011
Net cost for the period:
Labor cost	$448	529
Financial cost	173	142
Actuarial (gain) loss, net	1,048	—
Settlement effect	(987)	—

Net cost for the period	$682	671

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

The following is the determination of liabilities for the benefits of the plans:

Retirement
Benefits
Seniority
Premium
Defined benefit obligation:
Defined benefit obligation at January 1, 2011	$1,691
Current service cost	529
Financial cost	544
Actuarial gains and losses	(167)
Effects of settlement	(112)

Defined benefit obligation at December 31, 2011	2,485

Current service cost	448
Financial cost	173
Actuarial gains and losses	1,042
Effects of settlement	(987)

Defined benefit obligation at November 30, 2012	$3,161

	Benefits
	November 30, 2012	December 31, 2011	January 1, 2011

Discount rate reflecting the value of the current obligations	6.50%	7.64%	7.64%
Compensation increase rate	5.00%	5.50%	5.50%
Expected nominal rate on return of assets	N/A	N/A	N/A
Employee Remnant Average Labor Life (applicable to benefits upon retirement)	27.8 years	28 years	29.3 years

PERSONNEL EXPENSES

For the eleven-month period ended November 30, 2012 the Company incurred in personnel expenses of $393.3 million compared to $416.3 million for the eleven-month period ended November 30, 2011.

NOTE 19 - STOCKHOLDERS’ EQUITY:

Capital stock structure —

Under the Mexican Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting capital stock of a Mexican corporation holding a concession to provide local and long-distance telecommunications services may be held by foreigners.

On April 11, 2002, the Company obtained authorization from the Foreign Investment Bureau (“Dirección General de Inversión Extranjera”) to increase its ability to issue limited voting shares up to 95% of its total capital stock.  This authorization was endorsed on September 28, 2007, at the Company’s public offering.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

As of November 30, 2012, December 31, 2011 and January 1, 2011 the shares representative of the Company’s capital stock are nominative, with no par value and were comprised as shown below:

Series and Class of Shares	November 30, 2012	December 31, 2011	January 1, 2011
Issued and outstanding:
Series “A” Class I (fixed portion)	1,528,827	1,528,827	1,528,827
Series “A” Class II (variable portion)	788,290,002	788,290,002	788,290,002
Subtotal	789,818,829	789,818,829	789,818,829
Authorized shares not outstanding: (treasury shares)

Series “A”	11,000,000	11,000,000	11,000,000

Total authorized shares	800,818,829	800,818,829	800,818,829

In the event of a reduction to the capital stock or to the share subscription premium any surplus of the amount reimbursed over the balances of the accounts of contributed capital, a tax equivalent to 30% shall be incurred, when paid in the future. The tax incurred shall be paid by the Company and may be credited against the Income Tax for the fiscal year, or the Income Tax for the two immediately following fiscal years.

As of November 30, 2012, December 31, 2011 and January 1, 2011, the Company’s capital stock was comprised as follows:

	November 30, 2012	December 31, 2011	January 1, 2011

Capital stock	$4,814,428	$4,814,428	$4,814,428

On April 20, 2012, by means of resolutions adopted by the General Ordinary Shareholders Meetings, the shareholders approved the reclassification of the additional paid in capital for the amount of $817.1 million to the losses of the Company and the corresponding decrease of the accumulative losses.

Stockholders restrictions —

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock.  As of November 30, 2012, the statutory reserve has not reached the required amount.

No dividends may be paid while the Company has not received the related amounts as dividends from subsidiary companies.

NOTE 20 - STOCK BASED COMPENSATION:

Through the periods presented, the Company had the following stock option plans:

a.                            Executive plan - under the aforesaid plan, there were 575,000 stock options available as a grant for officer’s performance for the years of 1998, 1999 and 2000.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

b.                            New stock option plan for executives - As of December 31, 2005, the Board of Directors and shareholders of the Company authorized an aggregate of 17,998,500 options to remunerate officers for the services they rendered during the years 2002, 2003 and 2004.  Also, part of these options served as extraordinary remunerations granted to certain key officers in case of a change in the control of the Company.

c.                             Members of the Board of Directors and members of various committees - For each meeting of the Board or of the different committees of the Company where directors and members of the different committees attend, they receive an option to purchase 2,500 shares at an exercise price of 0.01 dollars per share.  The chairman of the Board or of the different committees is entitled to receive options to subscribe 5,000 shares at the same above mentioned exercise price.  Options granted in each meeting may be exercised immediately and expire three years after, beginning on the date when granted, except when the same Board or the shareholders’ meeting provides another mechanism.

d.                            Signing bonuses and other bonuses for officers or directors - From time to time the Company has granted signing bonuses, special bonuses and other bonuses by way of stock options.  There was a reserve of 246,215 N1 Series, Class II treasury shares, available so that the management or the Board of Directors may grant options on these shares as part of the signing bonuses negotiated and signed to contract new key officers with the Company.

In July 2006, the Company decided to amend its different stock option plans (share-based payment transactions) to give better benefits to the holders of the options of those plans. Consequently, the Company changed the requisite service period as well as the strike price and vesting period on the different stock option plans.  Granting conditions are included in the assumptions regarding the number of shares that are expected to become payable or the number of shares that employees receive.  This estimate is revised annually and differences, if any, are charged or credited to the statement of operations, with an adjustment to shareholders’ equity.

The fair value of options for services rendered was determined by an independent third party using a binomial valuation model applying the Black & Scholes method.

The cost for the periods ended November 30, 2012 and 2011, respectively was of $2,934, and $5,497.  The compensation cost of the stock option for counselors and options for executives are recognized in shorter periods, because it corresponds to the payment of emoluments and performance bonds and its “fair value” fluctuates between 0.15 dollars and 0.38 dollars.

The breakdown of the options granted and their vesting periods for the eleven months period ended November 30, 2012 are described below:

		Options to
	New	counselors and
	option plans	executive
	for employees	plans	Total
Granted during the year	$15,009,315	$2,900,400	$17,909,715
Options exercised in year	1,886,400	—	1,886,400
Options cancelled	2,021,760	5,627,961	7,649,721
Total options granted	14,157,615	6,792,963	20,950,578

	For the eleven months ended November, 30, 2012	For the eleven months ended November 30, 2011
Options authorized	$38,830,459	$22,566,580
Options granted	20,950,578	12,139,521
Options available	$17,879,881	$10,427,059

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

As of November 30, 2012 and 2011 changes in additional paid in capital were as follows:

	For the eleven months ended November 30, 2012	For the eleven months ended November 30, 2011

Stock option plan cost	$2,934	$5,497

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES:

As of November 2012, the Company had the following commitments:

a.         Operating lease agreements:

The Company maintains operating leases on buildings, sites, poles and office equipment.  The Company recorded leasing expenses of $76,266 and $ 81,109 for the eleven months period ended November 2012 and 2011, respectively.

b.         Lease agreement for the building currently housing the Company’s corporate offices.

On September 1, 2005, the Company renewed its corporate lease agreement with maturity date on December 31, 2012.  The surface leased is 7,922 square meters.  The Company recorded a lease expense of $ 78,374 and $38,300 for the eleven month periods ended November 30, 2012 and 2011, respectively.

c.          Geographic expansion commitment:

The agreement amending the national concession agreement to install and operate a public telecommunications network in Mexico, entered into on December 2, 2004, sets forth a capacity installation program to handle a certain number of lines by the end of 2006, and sets forth a geographic expansion commitment up until 2014.

In order for the concession to remain in effect, the Company is required to comply with the capacity installation and geographic expansion commitment discussed above, among other conditions.

As of the date of issuance of the financial statements, said commitment was fully covered, with no future commitments remaining.

d.         Commitment related to frequency rights:

As of November 30, 2012, the Company complied with its obligation to submit to the SCT the renewal of the surety bonds for the fiscal year 2011, as per the commitments and obligations set forth in the concessions.

e.          Commitment pertaining to the sale of capacity:

In October 2003, the Company entered into an agreement for the sale of optical fiber capacity with another telephone carrier in the amount of $22.5 million, which was recognized at the time of the sale as a prepaid charge of $13.5 million to render this service; the term of this agreement is 13 years.  As of November 30, 2012, deferred revenue amounted to $7 million.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

In November 2007, the Company entered into an optical fiber capacity sale agreement with Grupo de Telecomunicaciones Mexicano in the amount of $13.4 million, where the Company recorded $7.6 million as deferred income generated from the services pending to be provided.  This service started in October 2008.  The termination date for this agreement is due in 5 years.  As of November 30, 2012 and December 31, 2011, the balance pending to be incurred is $2.3 and 4.7 million, respectively.

In December 2008, the Company entered into an optical fiber capacity sale agreement with Megacable in the amount of $35.3 million, where the Company recorded $25.6 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years.  As of November 30, 2012 and December 31, 2011, the balance pending to be incurred is $16.5 and $18.5 million, respectively.

In September 2009, the Company entered into an optical of fiber capacity sale agreement with Cablevision in the amount of $8.6 million, where the Company recorded $6.3 million as deferred income generated from the services pending to be provided. The termination date for this agreement is due in 10 years. As of November 30, 2012 and December 31, 2011, the balance pending to be incurred is $4.3 and $4.9 million, respectively.

f.           Comisión Federal de Electricidad (CFE):

On June 23, 1999, the Telereunion entered in a lease infrastructure agreement with the CFE which due date will be within 30 years, in the amount approximate amount of $38.7 million.

After a lawsuit sentence, on January 9, 2007, Telereunion and CFE agreed that Telereunion should pay the approximate amount of $39.7 million that was originated from the 30 years lease infrastructure agreement that should have been paid in advance.

The lawsuit sentence pointed out that the amount owned to CFE plus actualization charges should have been paid on November 29, 2008, even though the computed interest should have been paid in 4 semiannual installments since November 29, 2007.  This amount was paid by Telereunion on November 27, 2008.

Within the acquisition agreements between Telereunion, and Grupo VAC, this last mentioned agreed to grant a loan to Telereunion in order to pay the amount owned to CFE.  This loan will be paid to Grupo VAC in monthly installments not greater than $110, from the effective date of the agreement and throughout the next 30 years. The loan will bear an interest rate per annum equal to TIIE plus 300 basis points.

The account payable to Grupo VAC as of November 30, 2012 and December 31, 2011, in regards of the short term portion related to the abovementioned loan is included within the “Accounts payable” caption totaled $1,169 and $1,417, respectively; while the non-current portion is included within the “Long-term Other account payable” caption totaled $25,203 and $25,579, respectively.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

g.          The Company is involved in a number of lawsuits and claims arising in the normal course of business.  It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

h.         In accordance with Mexican tax law, the tax authorities are entitled to examine transactions carried out during the five years prior to the most recent income tax return filed.

i.             In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm’s-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

j.            The tax authorities are conducting a direct examination of certain Company operations.  At November 30th, 2012, this examination is still in progress.  Management of the Company and their legal counsel do not anticipate that this examination will result in significant additional assessments.

NOTE 22 — SUBSEQUENT EVENTS:

On December 4, 2012, the Company entered into a Recapitalization Agreement with Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”) acting on behalf of a group of investors that formed and are beneficiaries of Trust Number 1387 (the “Purchaser”) and that is controlled by Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the trustee of which is Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero (“Trust Number 1387”), and the beneficiaries of which are Ricardo Guillermo Amtmann, Javier Molinar Horcasitas, Enrique Castillo Sanchez Mejorada, Henry Davis Carstens, Alberto Martin Soberon and certain other beneficiaries.  Pursuant to the Recapitalization Agreement, the Purchaser, will offer to purchase for cash any and all of the Company’s outstanding Shares at a price of $ 0.9666 per Share, CPOs at a price of $ 2.90 per CPO and ADSs at a price of $ 20.30 per ADS in the public equity tender offer upon authorization of the Comisión Nacional Bancaria y de Valores (“CNBV”).  Maxcom also agreed to commence to exchange its outstanding 11% Senior Notes due 2014 for its Step-Up Senior Notes due 2020 and related consent solicitation within five business days after CNBV approval of the equity tender offer. As part of the transaction, the Purchaser, will also subscribe a capital increase.

NOTE 23— EXPLANATION TO TRANSITION TO IFRS:

As stated in Note 4(a), these are the Company’s first consolidated interim financial statements prepared in accordance with IFRSs.

The accounting policies set out in Note 5 were applied in preparing the interim financial statements for the eleven months ended November 30, 2012, the comparative information for both the eleven months ended November 30, 2011 and year ended December 31, 2011, and in the preparation of an opening IFRSs statement of financial position at 1 January 2011 (the Company’s date of transition).

In preparing its opening IFRSs statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Mexican Financial Reporting Standard (MFRS) (its previous GAAP).  An explanation of how the transition from previous GAAP to IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

At the transition date, the Company applied the following mandatory exceptions to retrospective application of IFRS, as required by IFRS 1. Other mandatory exceptions were not applicable.

a.         Accounting estimates - The accounting estimates made under MFRS as of January 1, 2011, are consistent with estimates made under IFRS and therefore were not adjusted retrospectively.

The Company has also selected the following voluntary exemptions for retrospective application of IFRS, as permitted by IFRS 1:

a.         Business Combinations — The Company applied the business combination exemption under IFRS 1. Therefore, IFRS 3, Business Combinations, was not retrospectively applied to business combinations that occurred before January 1, 2011.

b.         Deemed cost - The Company applied the deemed cost exemption under IFRS 1.  Therefore, the value of certain items of telephone network systems and equipment is equal to depreciated cost under IFRS, as adjusted to reflect revaluations recorded under MFRS.

c.          Employee benefits—The Company applied the employee benefits exemption.  Therefore, it recognized all of the accumulated actuarial gains and losses at the transition

d.         Borrowing costs - The Company applied the borrowing cost exemption, for which reason it did not modify amounts it has capitalized with respect to borrowing costs under MFRS, and instead applied the provisions of IAS 23, Borrowing Costs, prospectively beginning with its transition date.

e.          Share based payments — The Company did not apply IFRS 2, Share based payment, to equity instruments in share-based payment transactions that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2011. Further, the standard has not been applied to awards that were modified before 1 January 2011.

There were no material adjustments to the statement of cash flows.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Reconciliation of equity

	Notes	Previous GAAP	Effect of transition to IFRSs	January 1, 2011 IFRS	Previous GAAP	Effect of transition to IFRSs	November 30, 2011 IFRS	Previous GAAP	Effect of transition to IFRSs	December 31, 2011 IFRS
		January 1, 2011			November 30 2011			December 31, 2011
Assets
Current assets:
Cash and cash equivalents		375,224		375,224	548,785		548,785	396,580		396,580
Derivative financial instrument (note 13)	(b)	3	(3)					29,522	(1,939)	27,583
Accounts receivable:
Customers, net allowance		714,661		714,661	681,820		681,820	654,740		654,740
Value added tax recoverable		166,465		166,465	98,154		98,154	88,554		88,554
Other accounts receivable		67,719		67,719	74,052		74,052	46,236		46,236
Inventory — net		25,678		25,678	10,990		10,990	8,895		8,895
Prepaid expenses — net		31,647		31,647	22,508		22,508	25,109		25,109
Total current assets		1,381,397	(3)	1,381,394	1,436,309		1,436,309	1,249,636	(1,939)	1,247,697
Long lived assets:
Telephone network systems and equip — net (note 7)	(e)(f)	4,391,994	(160156)	4,231,838	4,148,101	(157,495)	3990,606	4,113,873	(157,566)	3,956,307
Intangible assets and Frequency rights — net (note 8)	(c)	260,494	(84,709)	175,785	199,507	(70,815)	128,692	196,480	(69,061)	127,419
Deferred income taxes — net	(h)				17,801		17,801	19,612	(2,244)	17,368
Prepaid expenses — net		6,881		6,881
Guaranty deposits		7,526		7,526	7,658		7,658	7,709		7,709
Derivative financial instruments (note 13)	(g)				85,916	(3,975)	81,941	54,459	(401)	54,058
Other assets		2,151		2,151	2,151		2,151	2,151		2,151
Total long lived assets		4,669,046	(244,865)	4,424,181	4,461,134	(232,285)	4,228,849	4,394,284	(229,272)	4,165,012
Total assets		6,050,443	(244,868)	5,805,575	5,897,443	(232,285)	5,665,158	5,643,920	(231,211)	5,412,709
Liabilities and Shareholders’ Equity
Current liabilities:
Trade accounts payable		346,204		346,204	296,118		296,118	215,773		215,773
Accruals		33,724		33,724				19,701		19,701
Current installments of obligations under capital		1,693		1,693	2,673		2,673	2,975		2,975
Customer deposits		2,158		2,158	2,025		2,025	2,051		2,051
Other taxes payable		54,127		54,127	39,412		39,412	34,626		34,626
Accrued interests (note 11)		12,705		12,705	148,805		148,805	14,372		14,372
Total current liabilities		450,611		450,611	489,033		489,033	289,498		289,498
Long-term liabilities:
Derivative financial instruments (note 13)	(g)	5,137	8,397	13,534
Senior notes (note 11)	(c)	2,471,420	(38,538)	2,432,882	2,806,880	(31,684)	2,775,196	2,774,761	(30,474)	2,744,287
Installments of obligations under capital leases		4,920		4,920	5,431		5,431	6,141		6,141
Other accounts payable	(e)	91,782	(43,408)	48,374	40,377		40,377	39,650		39,650
Labor obligations upon retirement	(d)	27,294	(25,603)	1,691	36,821	(34,409)	2,412	35,565	(33,080)	2,485
Other long term liabilities			34,351	34,351	41,907	(10,907)	31,000	39,252	(10,907)	28,345
Deferred income taxes — net	(h)	8,755	4,480	13,235	771	6,021	6,792		4,480	4,480
Total long-term liabilities		2,609,308	(60,321)	2,548,987	2,932,187	(70,979)	2,861,208	2,895,369	(69,981)	2,825,388
Total liabilities		3,059,919	(60,321)	2,999,598	3,421,220	(70,979)	3,350,241	3,184,867	(69,981)	3,114,886
Shareholders’ equity (notes 15 and 16)
Capital stock	(a)	5,410,244	(595,816)	4,814,428	5,410,244	(595,816)	4,814,428	5,410,244	(595,816)	4,814,428
Additional paid-in capital		813,135		813,135	818,632		818,632	817,054		817,054
Deficit	(i)	(3,231,793)	411,269	(2,820,524)	(3,752,653)	434,510	(3,318,143)	(3,768,245)	434,586	(3,333,659)
Repurchase of shares		(1,062)		(1,062)
Total shareholders’ equity		2,990,524	(184,547)	2,805,977	2,476,223	(161,306	2,314,917	2,459,053	(161,230)	2,297,823
Total liabilities and shareholders’ equity		6,050,443	(244,868)	5,805,575	5,897,443	(232,285)	5,665,158	5,643,920	(231,211)	5,412,709

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Reconciliation of comprehensive income for the eleven months ended November 30, 2011 and twelve months ended December 31, 2011.

	Notes	Previous GAAP	Effects of transition to IFRSs	November 30, 2011 IFRS	Previous GAAP	Effects of transition to IFRSs	December 31, 2011 IFRS
		November 30 2011			December 31, 2011
Net revenues (note 7)		2,187,288		2,187,288	2,375,941		2,375,941

Network operating costs		708,349		708,349	770,257		770,257
Selling, general and administrative expenses	(d)	760,928	(8,807)	752,121	803,019	(7,475)	795,544
Depreciation and amortization	(e)(f)	630,135	(11,552)	618,583	680,678	(12,023)	668,655
Other expenses (income)		97,825	(2)	97,823	131,397		131,397

Total operating costs and expenses		2,197,237		2,176,876	2,385,351		2,365,853

Operating (loss) income		(9,949)		10,412	(9,410)		10,088

Finance cost
Interest expenses		(285,533)		(285,533)	(310,178)		(310,178)
Interest (income) loss, net		2,296		2,296	2,748		2,748

Exchange (income) loss, net		(243,518)	4,427	(239,091)	(236,254)	6,062	(230,192)
Total finance result		(526,755)		(522,328)	(543,684)		(537,622)

Loss before income taxes		(536,704)		(511,916)	(553,094)		(527,534)

Income taxes (benefit) expense (note 11):	(h)	(15,838)	1,541	(14,297)	(16,641)	2,244	(14,397)

Net loss and comprehensive loss for the year		(520,866)		(497,619)	(536,453)		(513,137)

(Loss) and comprehensive (Loss) per share:
Basic (loss) per common share (pesos)		789,819		789,819	789,819		789,819
Diluted (loss) per common share (pesos)		812,882		812,946	812,882		812,882

Weighted average basic shares (thousands)		(0.66)		(0.63)	(0.68)		(0.65)
Weighted average diluted shares (thousands)		(0.66)		(0.63)	(0.68)		(0.65)

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

Notes to the reconciliations

(a)                       According to IFRS 29, Financial Reporting in Hyperinflationary Economies, When an economy ceases to be hyperinflationary and an entity discontinues the preparation and presentation of financial statements prepared in accordance with this Standard, it shall treat the amounts expressed in the measuring unit current at the end of the previous reporting period as the basis for the carrying amounts in its subsequent financial statements.  The Mexican economy ceased to be hyperinflationary in 1999 and, consequently, inflationary effects that were recognized by the Company from 1999 until December 31, 2007 under MFRS were reversed.

(b)                       According to IAS 39, Financial Instruments: Recognition and Measurement (for entities that have not yet adopted IFRS 9), an embedded foreign currency derivative in a host contract that is not a financial instrument is closely related to the host contract provided it is not leveraged, does not contain an option feature, and requires payments denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade), therefore, the embedded derivative is not accounted for separately from the host contract. Therefore, the effects of the embedded derivative that were recognized by the Company under MFRS were reversed.

(c)                        According to IAS 39, when a financial liability is recognized initially, an entity shall measure it at its fair value less, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.  Under MFRS, the Company recognized an asset for these costs amortizing it using the straight-line method. Therefore, the asset and its amortization recognized by the Company under MFRS were reversed.  After initial recognition, an entity shall measure financial liabilities at amortized cost using the effective interest method.  Therefore, the Company recalculated the financial liability using the accrual of interest effective interest method.

(d)                       According to IAS 19, Employee Benefits, an entity shall recognize termination benefits as a liability and an expense when, and only when, the entity is demonstrably committed to either: terminate the employment of an employee or group of employees before the normal retirement date; or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.  Since the Company is not demonstrably committed the effects of the termination liability recognized by the Company under MFRS were reversed.

(e)                        According to IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the discount rate, when the related asset is measured using the cost model shall be added to, or deducted from, the cost of the related asset in the current period. Therefore the Company calculated the corresponding effects from changes in the discount rate and recognized them in the carrying value of the asset and its related liability.

(f)                         According to IFRS 1, A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRSs as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value; or cost or depreciated cost in accordance with IFRSs, adjusted to reflect, for example, changes in a general or specific price index.  IFRS does not restrict the use of fair value as deemed cost to entire classes of asset.  The Company elected to use previous GAAP revaluation for the value of certain items of telephone network systems and equipment as deemed cost.

(g)                        According to IAS 39, when measuring the fair value of a liability, the effect of the entity’s credit risk (credit standing) and any other factors that might influence the likelihood that the obligation will or will not be fulfilled should be taken into account. Therefore the Company calculated the corresponding effects of the credit risk in the fair value measurement and recognized them in the carrying value of the derivative financial instrument.

(Continued)

MAXCOM TELECOMUNICACIONES, S. A. B. DE C. V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

as of November 30, 2012 and December 31, 2011 and for the eleven month periods ended as of November 30, 2012 and 2011

(In thousands of Mexican pesos)

(h)                       According to IAS 12, Income taxes, the deferred tax was re-calculated using the carrying amount of the assets and liabilities under IFRS.

(i)                           All the effects of transition to IFRS were recorded in retained earnings.

(j)                          Reclassifications were performed to present lines in the statement of comprehensive income according to IAS 1, Presentation of Financial Statements.

NOTE 24 — NEW ACCOUTING PRINCIPLES

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 7 ‘Financial Instruments: Disclosures’; effective for periods beginning on or after July 1, 2011.  The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets when financial assets are not derecognized in their entirety, or when they are derecognized in their entirety but the entity has continuing involvement in them.

IAS 19 ‘Employee Benefits’; effective for periods beginning on or after January 1, 2013. The revised standard has eliminated the use of the corridor approach and instead mandated immediate recognition of all re-measurements of the defined benefit liability (asset) including gains and losses in other comprehensive income.

IFRS 10 ‘Consolidated Financial Statements’; effective for periods beginning on or after January 1, 2013. The standard replaces the guidance on control and consolidation in IAS 27 and SIC 12 Consolidation — special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

Amendments to standards

Effective date of May 2012 amendments (Annual Improvements 2009-2011 Cycle):

IAS 1 ‘Presentation of Financial Statements’, clarification of the requirements for comparative information.

IAS 16 ‘Property, plant and equipment’, classification of servicing equipment.

IAS 32 ‘Financial Instruments: Presentation’ , clarifies that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 “Income Taxes”.

IAS 34 ‘Interim Financial Reporting’, Clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 ‘Operating Segments’.